PROXY STATEMENT





DEAR SHAREHOLDERS:



On behalf of the Board of Directors of Popular, Inc., you are cordially invited to our 2020 Annual Meeting of Shareholders, which will be held on May 12, 2020 at 9:00am (Atlantic Standard Time) at our headquarters located at Popular Center Building, PH floor, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico.

During 2019, Popular achieved record earnings and loan growth in our Puerto Rico and United States operations, while maintaining positive credit quality trends and a robust capital position. We continued to execute our strategic plan based on four strategic pillars: sustainable and profitable growth, simplicity, customer focus and fit for the future. Our successes during 2019 allowed the Corporation to continue enhancing its capital return and driving long-term value to our shareholders. Such accomplishments have been built on Popular's unwavering commitment to our customers, our people and our communities. We recognize our place as a responsible corporate citizen and are committed to formalize Popular's corporate responsibility and sustainability priorities. We celebrate our recent successes and look forward to opportunities ahead as we remain committed to the long-term interests of Popular's shareholders.

At this year's Annual Meeting, shareholders will be considering the election of three candidates to our Board of Directors, an advisory vote to approve executive compensation, the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2020 and the adoption of the Popular, Inc. 2020 Omnibus Incentive Plan. This year, shareholders will also consider amendments to our Restated Certificate of Incorporation to declassify the Board of Directors, change the minimum and maximum size of the Board of Directors and elimate the supermajority vote requirements included in our Restated Certificate of Incorporation. We believe these amendments will improve our corporate governance and are in the best interest of our shareholders.

I encourage you to read our proxy statement, annual report and other proxy materials. Whether or not you plan to attend the Annual Meeting in person, we encourage you to vote as soon as possible, either online, by phone or by mail. Please follow the voting instructions to ensure your shares are represented at the meeting. Your vote is important to us.

The Board of Directors is committed to Popular's long-term success and to the delivery of value to our shareholders, customers and communities. On behalf of the Board of Directors, and everyone at Popular, thank you for your continued investment and support.



RICHARD L. CARRIÓN
Chairman of the Board
Popular, Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

DATE AND TIME	**Tuesday, May 12, 2020 • 9:00 a.m. (Atlantic Standard Time)**
PLACE	Popular Center Building, PH Floor, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico*
RECORD DATE	March 13, 2020
HOW TO VOTE	Only shareholders of record at the close of business on March 13, 2020 are entitled to notice of, and to vote at, the meeting. Each share of common stock is entitled to one vote. Your vote is important. Whether or not you plan to attend, please vote as soon as possible so that we may be assured of the presence of a quorum at the meeting.

	In Person	Attend the Annual Meeting
	By Phone	Call +1-800-690-6903 in the U.S. or P.R. to vote your shares
	By Internet	Visit www.proxyvote.com and vote online
	By Mail	Cast your ballot, sign your proxy card and return by free post

ITEMS OF BUSINESS

- Elect three directors assigned to "Class 3" of the Board of Directors for a three-year term;

- Amendment to Article SEVENTH of Popular, Inc.'s Restated Certificate of Incorporation to Declassify the Board of Directors by the 2023 Annual Meeting of Shareholders;

- Amendment to the first sentence of Article SEVENTH of Popular, Inc.'s Restated Certificate of Incorporation to reduce the minimum and maximum amount of members comprising the Board of Directors;

- Amendment to Article NINTH of Popular, Inc.'s Restated Certificate of Incorporation to eliminate supermajority vote requirements;

- Adoption of the Popular, Inc. 2020 Omnibus Incentive Plan;

- Approve, on an advisory basis, our executive compensation;

- Ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm for 2020;

- Approve the adjournment or postponement of the meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve Proposals 2, 3, 4 and 5; and

- Consider such other business as may be properly brought before the meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 12, 2020:

This 2020 Proxy Statement and our Annual Report for the year ended December 31, 2019 are available free of charge at **www.popular.com** and **www.proxyvote.com**.

*   We intend to hold our annual meeting in person. However, we are actively monitoring the coronavirus (COVID-19) pandemic and are sensitive to the health and safety of our shareholders and employees and the protocols that federal, state, and local governments have imposed. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting, which may include holding the meeting solely by means of remote communication, as promptly as practicable through our annual meeting website **https://www.popular.com/en/investor-relations/annual-meeting/** and the filing of additional proxy materials with the Securities and Exchange Commission.

In San Juan, Puerto Rico, on March 31, 2020.
By Order of the Board of Directors,

Javier D. Ferrer
Executive Vice President, Chief Legal Officer and Secretary

209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918



TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement before voting.

MEETING AGENDA AND VOTING RECOMMENDATIONS

PROPOSAL 1

ELECTION OF DIRECTORS

We are asking shareholders to elect three directors for a three-year term. The table below sets forth information with respect to our three nominees standing for election. All of the nominees are currently serving as directors. Additional information about the candidates and their respective qualifications can be found on the "Nominees for Election as Directors and Other Directors" section of this Proxy Statement.

NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION
IGNACIO ALVAREZ	61	2017	President & CEO of Popular, Inc.
MARÍA LUISA FERRÉ	56	2004	President & CEO of FRG, Inc.
C. KIM GOODWIN	60	2011	Private Investor



BOARD'S RECOMMENDATION:

"FOR" EACH NOMINEE

PROPOSAL 2

AMENDMENT TO CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

We are asking shareholders to approve an amendment to Popular's ("Popular" or the "Corporation") Restated Certificate of Incorporation (the "Certificate of Incorporation"), to eliminate the Board of Directors' classified structure by phasing it out over a three-year period, beginning at the 2021 annual meeting of shareholders. The declassification of the Board will permit shareholders to vote annually for all directors commencing with the 2023 annual meeting. The affirmative vote of the holders of not less than two-thirds (2/3) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment.



BOARD'S RECOMMENDATION:

"FOR" THIS PROPOSAL

PROPOSAL 3

AMENDMENT TO CERTIFICATE OF INCORPORATION TO REDUCE THE MINIMUM AND MAXIMUM AMOUNT OF MEMBERS COMPRISING THE BOARD OF DIRECTORS

We are asking shareholders to approve an amendment to the Corporation's Certificate of Incorporation to reduce the minimum and maximum amount of members comprising the Board of Directors to not less than seven (7) nor more than fifteen (15) members. The affirmative vote of the holders of not less than two-thirds (2/3) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment.



BOARD'S RECOMMENDATION:

"FOR" THIS PROPOSAL

PROPOSAL 4

AMENDMENT TO CERTIFICATE OF INCORPORATION TO ELIMINATE SUPERMAJORITY VOTE REQUIREMENTS

We are asking shareholders to approve an amendment to the Corporation's Certificate of Incorporation to eliminate the supermajority vote requirements included in Article NINTH of the Certificate of Incorporation. If approved, the vote of a majority of the holders of outstanding shares of the Corporation would be sufficient to amend the Certificate of Incorporation, approve business combinations, and approve the voluntary dissolution of the Corporation. The affirmative vote of the holders of not less than seventy-five percent (75%) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment.



BOARD'S RECOMMENDATION:

**"FOR"
THIS PROPOSAL**

PROPOSAL 5

ADOPTION OF THE POPULAR, INC. 2020 OMNIBUS INCENTIVE PLAN

We are asking shareholders to approve the Popular, Inc. 2020 Omnibus Incentive Plan (the "2020 Plan"). The purpose of the 2020 Plan is to provide flexibility to the Corporation and its affiliates to attract, retain and motivate our officers, executives and other key employees through the grant of equity-based and/or cash-based compensation, and to adjust the Corporation's compensation practices to the leading compensation practices and corporate governance trends as they develop from time to time. The 2020 Plan is further intended to help retain and align the interests of the non-employee directors of the Corporation and its affiliates with the Corporation's shareholders.



BOARD'S RECOMMENDATION:

**"FOR"
THIS PROPOSAL**

PROPOSAL 6

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as described in the sections titled "Compensation Discussion and Analysis" and "2019 Executive Compensation Tables and Compensation Information." We hold this advisory vote on an annual basis.



BOARD'S RECOMMENDATION:

**"FOR"
THIS PROPOSAL**

PROPOSAL 7

RATIFICATION OF AUDITORS

We are asking shareholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020. Information in fees paid to PricewaterhouseCoopers LLP during 2019 and 2018 appears on the "Proposal 7: Ratification of Appointment of Independent Registered Public Accounting Firm" section of this Proxy Statement.



BOARD'S RECOMMENDATION:

**"FOR"
THIS PROPOSAL**

PROPOSAL 8

ADJOURNMENT OR POSTPONEMENT OF THE MEETING IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES, IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES TO APPROVE PROPOSALS 2, 3, 4 AND 5

We are asking shareholders to approve the adjournment of the meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies in the event that there are not sufficient votes at the time of the meeting to adopt Proposals 2, 3, 4 and 5. If approved, the meeting could be adjourned and management could use the additional time to solicit proxies in favor of the adoption of the aforementioned proposals.



BOARD'S RECOMMENDATION:

"FOR" THIS PROPOSAL

2019 FINANCIAL PERFORMANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS

2019 Corporate Highlights

2019 was an outstanding year for Popular. We achieved record core earnings, positive credit quality trends and deposit and loan growth, while maintaining a robust capital position. Our franchise in Puerto Rico remained unrivaled, with an extensive branch network, innovative digital solutions and an unmatched spectrum of retail and commercial products and services. Furthermore, our operations in the United States provided geographic diversification and potential for growth, particularly in niche businesses. During 2019, Popular remained determined to maximize existing opportunities and created new ones for its continued success.

PUERTO RICO	Popular remained the market leader in Puerto Rico in auto loans, personal loans, credit cards, mortgage origination, commercial loans and deposits. Our Puerto Rico operations experienced growth in deposits by $3 billion, an increase in our customer base by 45,000 clients and strong net interest margins of 4.30%. We continued providing innovative solutions to our customers through our ongoing digital transformation, capturing 52% of our deposit transactions through digital channels.
UNITED STATES	In the United States, our total loan portfolio and our deposits increased by 9%. We continued expanding our specialized business segments of condominium association banking and health care lending and evolving our income streams led by private banking and residential mortgage originations.
POPULAR COMMON STOCK	We increased the quarterly common stock dividend from $0.25 to $0.30 per share and completed a common stock repurchase program of $250 million. In January 2020, we announced an increase in the quarterly common stock dividend from $0.30 to $0.40 and a common stock repurchase program of up to $500 million.

During 2019, we continued to execute our business strategy structured around four strategic pillars:

	SUSTAINABLE AND PROFITABLE GROWTH We increased our customer base reaching 1.8 million customers and grew loans and deposits by 1.5% and 10%, respectively, and auto loans by 9%. We acquired a $74 million credit card portfolio and the rights to issue credit cards under the JetBlue co-branded loyalty program in Puerto Rico.
	SIMPLICITY We leveraged technology and process optimization to further streamline our operations to achieve efficiencies, improve both the customer and employee experience and position the Corporation for future growth.
	CUSTOMER FOCUS We dedicated significant resources to reinforce our service culture and continued the transformation of our branch network by integrating technology to enhance our customers' experience.
	FIT FOR THE FUTURE We invested in our talent infrastructures by implementing initiatives related to the development, compensation, leadership and recognition of our people. We also continued to solidify our risk management program by strengthening our first line of defense and bolstering our cybersecurity program.
SOCIAL COMMITMENT	As part of Popular's steadfast social commitment, valuable financial and in-kind assistance was provided through Fundación Banco Popular, Popular Bank Foundation and corporate donations and social programs impacting communities in Puerto Rico, the United States and the Virgin Islands. Our total social investment during 2019 amounted to $6 million.

2019 Financial Highlights



GAAP NET INCOME

$618.2M
2018

$671.1M
2019



POPULAR, INC. ("BPOP")
SHARES CLOSED 2019
AT $58.75

24%
HIGHER THAN
YEAR-END 2018

Net income for 2019 amounted to $671.1 million, an increase from the adjusted net income of $487.3 million reported in 2018. The net income reported under GAAP for 2018 was impacted by the early termination of our loss share agreements with the FDIC, entered into in connection with the acquisition of certain assets and the assumption of certain liabilities of Westernbank Puerto Rico through an FDIC-assisted transaction in 2010, as well as the impact of the 2018 Puerto Rico Tax Reform on the valuation of Popular's deferred tax assets. These factors contributed a net amount of $130.9 million to net income for a total GAAP net income of $618.2 million during 2018.

Our 2019 financial results were driven primarily by higher net interest income and lower provision expense. During 2019, Popular benefited from the full-year impact of the acquisition of Reliable, Wells Fargo's former auto finance business in Puerto Rico, loan growth and continued increases in deposit balances, which increased the contribution from our investment portfolio. The decrease in the provision for loan losses also contributed to the 2019 financial results as our banking subsidiaries continued to experience stable credit metrics.

Popular, Inc. shares closed 2019 at $58.75, 24% higher than at year-end 2018. This performance compared positively against our U.S. peers and the KBW Nasdaq Regional Banking Index (''KRX''), both of which increased by 20% during 2019. Popular's stock price had increased by 73% and 176% over the last five and ten years, respectively, compared to an increase of 34% and 135% for the Regional Banking Index at December 31, 2019.

For the incentive awards based on Popular, Inc.'s net income results, granted to executive officers and certain employees of the Corporation, the Talent and Compensation Committee of our Board of Directors reduced 2019 net income by $26.5 million to account for certain tax benefits attributable to prior periods from our mortgage and commercial loans to more accurately reflect our core performance so that participants were neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. On this basis, our after-tax adjusted net income for such incentives was $644.6 million. Refer to the GAAP to non-GAAP reconciliation in Appendix A of this Proxy Statement.

Executive Compensation Program Highlights

Our executive compensation program is designed to motivate and reward performance, align executives with shareholder interests, promote building long-term shareholder value, attract and retain highly qualified executives and mitigate conduct that may promote excessive or unnecessary risk taking. Our program is premised upon:

PAY-FOR-PERFORMANCE

• Focus on variable, incentive-based pay (62%-75% of total target NEO pay is performance-based)

• Combination of short-term (cash) and long-term (equity) incentives

• Equity awards promote performance and retention of high-performing talent

• Total compensation opportunity targeted at median of our peer group

- No special retirement or severance programs
- Limited perquisites

STRONG GOVERNANCE

- Incentive risk mitigation through balanced compensation design and strong internal control framework
- No speculative transactions in Popular securities nor pledging or hedging of our common stock
- Clawback guideline
- Annual say-on-pay advisory vote
- Independent compensation consultant
- Compensation governance framework that includes internal guidelines covering compensation programs and incentive design

EXECUTIVE ALIGNMENT WITH LONG-TERM SHAREHOLDER VALUE

- Stock ownership requirements for our executive officers
- Extended equity vesting (including a portion vesting at retirement)
- Double-trigger equity vesting upon change in control

Pay Mix In The Compensation Program

Our executive compensation program focuses on the achievement of annual and long-term goals that generate sustained company performance and strong returns to our shareholders. As illustrated in the graphs below, 63% of total target compensation for the Executive Chairman, 75% for the President and CEO and 62% for the other NEOs is at-risk, subject to company and individual performance.



EXECUTIVE CHAIRMAN

$3.2M TARGET TOTAL COMPENSATION

36% SALARY
32% ST CASH
32% LT EQUITY
63% OF PAY IS "AT-RISK"



CEO

$4.4M TARGET TOTAL COMPENSATION

25% SALARY
50% ST CASH
25% LT EQUITY
75% OF PAY IS "AT-RISK"



OTHER NEOs

$0.7M - $1.8M TARGET TOTAL COMPENSATION

38% SALARY
31% ST CASH
31% LT EQUITY
62% OF PAY IS "AT-RISK"

2019 Compensation Program and Pay Decisions

For 2019, the total compensation paid to or earned by our NEOs was as follows:

NAME AND PRINCIPAL POSITION	SALARY	BONUS	STOCK AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION	ALL OTHER COMPENSATION	TOTAL
RICHARD L. CARRIÓN Former Executive Chairman*	$ 650,769	$50,000	$1,147,560	$ 671,080	$1,499,851	$550,875	$4,570,135
IGNACIO ALVAREZ President and Chief Executive Officer ("CEO")	1,102,800	45,833	2,475,000	1,453,920	—	57,846	5,135,399
CARLOS J. VÁZQUEZ Executive Vice President and Chief Financial Officer ("CFO")	702,951	29,261	619,650	767,361	146,046	25,862	2,291,131
JAVIER D. FERRER Executive Vice President and Chief Legal Officer ("CLO")	596,800	25,000	504,900	658,300	—	26,704	1,811,704
LIDIO V. SORIANO Executive Vice President and Chief Risk Officer ("CRO")	521,431	21,675	459,000	531,063	—	24,540	1,557,709
ELI S. SEPÚLVEDA Executive Vice President Commercial Credit Group, Banco Popular	469,568	19,508	413,100	513,937	89,798	24,309	1,529,680

* Mr. Carrión transitioned from Executive Chairman to non-executive Chairman of the Board of Directors on July 1, 2019.

Base Salary

Messrs. Vázquez, Soriano and Sepúlveda each received a merit increase adjustment of 2% of base salary upon consideration of salary market benchmarking and individual performance. Mr. Ferrer received an adjustment of 7% of base salary, recognizing the addition of the Corporation's strategic planning function to his roles and responsibilities in February 2019.

Short-Term Annual Cash Incentive

The short-term annual cash incentive is awarded based on the achievement of annual financial and non-financial goals, as well as individual goals and leadership competencies of the individual. In 2019, it had a target of 85% of base pay for Mr. Carrión, 100% for Mr. Alvarez and 80% of base pay for the other NEOs. Actual payouts can range from zero to 1.5 times the target award. After considering all incentive components, the Talent and Compensation Committee granted annual cash incentive awards at 111% of base pay for Mr. Carrión, 132% for Mr. Alvarez, 109% for Mr. Vázquez, 109% for Mr. Ferrer, 102% for Mr. Soriano and 109% for Mr. Sepúlveda.

Long-Term Equity Incentive

The annual equity grant rewards performance and aligns the interests of our NEOs with those of our shareholders. One half of the target award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period based on total shareholder return and earnings per share metrics. The other half of this award consists of restricted stock granted based on corporate and individual performance, with a vesting period. At the time of grant, in February 2019, the target incentive opportunity was 85% of base pay for Mr. Carrión, 200% of base pay for Mr. Alvarez and 80% of base pay for the other NEOs. The actual long-term incentive awards range from zero to 1.5 times the target award. Upon consideration of the strong corporate and individual performance factors, the Talent and Compensation Committee granted equity awards in 2019 to NEOs above the previously mentioned target levels. Our executive compensation programs are discussed in more detail in the "Compensation Discussion and Analysis" and "2019 Executive Compensation Tables and Compensation Information" sections of this Proxy Statement.



CORPORATE GOVERNANCE DIRECTORS AND EXECUTIVE OFFICERS

CORPORATE GOVERNANCE

Our Board of Directors believes that high standards of corporate governance are an essential component of strengthening our corporate culture and embedding our institutional values in our day-to-day business operations. The Board's Corporate Governance and Nominating Committee recommends to the Board the adoption of corporate governance guidelines to protect and enhance shareholder value and to set forth the principles as to how the Board, its various committees, individual directors and management should perform their functions. The Corporate Governance and Nominating Committee considers developments in corporate governance and periodically recommends to the Board changes to our corporate governance principles.

Key Corporate Governance Features

DIRECTOR INDEPENDENCE	Independent directors must compose at least two-thirds of the Board. At present, eight of our ten directors are independent in accordance with the standards of The Nasdaq Stock Market ("NASDAQ"). Messrs. Carrión and Alvarez are not considered independent.
INDEPENDENT LEAD DIRECTOR	Our Lead Director is elected annually by a majority of the independent members of the Board.
MAJORITY VOTING IN DIRECTOR ELECTIONS	Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting. An incumbent director not elected by the affirmative vote of a majority of the shares represented at the annual meeting must tender his or her resignation to the Board, which may accept or reject the director's resignation.
BOARD OVERSIGHT OF RISK MANAGEMENT	The Board has a significant role in risk oversight. You can read about the role of the Board in risk oversight under "Board Oversight of Risk Management."
SUCCESSION PLANNING	The Talent and Compensation Committee annually reviews a management succession plan, developed by the CEO, to ensure an orderly succession of the CEO and executive officers in both ordinary course and emergency situations.
DIRECTOR RETIREMENT	Directors may serve on the Board until the end of their term following their 72nd birthday, and may not be initially elected or re-elected after reaching age 72.
STOCK OWNERSHIP	Within three years of their election, directors must hold Popular stock with a value equal to five times the annual Board retainer. Within five years of designation, the President and CEO must hold Popular stock with a value equal to six times base pay and other executive officers must hold three times their base pay.
RESTRICTIONS ON PLEDGING, HEDGING AND SPECULATIVE TRANSACTIONS	Popular's directors and executive officers are prohibited from pledging Popular's common stock as collateral for loans. In addition, directors and executive officers are not allowed to engage in speculative transactions, such as hedging and monetization transactions, using Popular's securities.
ANNUAL BOARD AND COMMITTEE SELF-ASSESSMENTS	The Board and each committee conduct annual self-evaluations to determine whether they are functioning effectively.
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS	Popular's independent directors hold executive sessions without Popular's non-independent directors and management.
LIMITS ON BOARD SERVICE	To ensure that Directors have sufficient time to devote to their responsibilities on Popular's Board, Popular's Corporate Governance Guidelines contain a policy about other directorships. Directors who also serve as CEOs of public companies should not serve on more than one public company board in addition to Popular's Board, and other directors should not serve on more than four public company boards in addition to Popular's Board. In addition, members of the Audit Committee may not serve on more than three public company audit committees, including Popular's Audit Committee, without prior Board approval.
SHAREHOLDERS' ABILITY TO CALL A SPECIAL MEETING OF SHAREHOLDERS	Popular's Amended and Restated By-laws provide shareholders holding at least 20% of the outstanding shares of common stock with the right to request a special meeting of shareholders.

Board of Directors' Independence

The Board, with the assistance of the Corporate Governance and Nominating Committee, conducts an annual review of any relevant relationships that each director may have with Popular and whether each director meets the independence standards of NASDAQ. The Board has determined that all of its directors and nominees, except for Mr. Carrión who is the former Executive Chairman and Mr. Alvarez who is the current President & CEO, meet the independence standards of NASDAQ. The Board also determined that Mr. Teuber, who served as director until December 31, 2019, was independent.

As part of the process to determine director independence, the Board considered payments made by Popular in the ordinary course of business to various entities related to Ms. Ferré in connection



INDEPENDENT DIRECTORS

UNDER THE DIRECTOR INDEPENDENCE STANDARDS OF NASDAQ

8/10

with advertising activities of Popular and its affiliates. In the case of Mr. Carrady, it also considered payments made and received by Popular in the ordinary course of business in connection with property lease transactions with entities related to him. Applying the independence standards of NASDAQ, the Board determined that these business relationships are not material and did not impair the ability of either Ms. Ferré or Mr. Carrady to act independently.

Board Leadership

Each year, the Board evaluates whether Popular's leadership structure is in the best interest of Popular. The Board does not have a policy on whether the Chairman and CEO positions should be separate or combined. Mr. Carrión served as Popular's Chairman and CEO from 1994 to July 1, 2017, when the CEO and President positions were consolidated in Mr. Alvarez, and Mr. Carrión assumed the position of Executive Chairman. In his role as Executive Chairman, Mr. Carrión collaborated with Mr. Alvarez on corporate strategy, government and client relations and social responsibility initiatives. On July 1, 2019, Mr. Carrión transitioned into service as non-executive Chairman of the Board. The Board could in the future decide to consolidate the Chairman and CEO positions if it determines that doing so would serve the best interests of the Corporation.

Popular's Corporate Governance Guidelines require the designation of a Lead Director when the Chairman of the Board is not an independent director. The Lead Director is an independent director elected annually by a majority of the independent members of the Board. On February 15, 2019, Mr. Teuber was reelected as Lead Director until his retirement on December 31, 2019. Upon Mr. Teuber's retirement, the independent members of the Board elected Mr. Diercksen as the Lead Director of the Board. The Corporate Governance Guidelines provide that the Lead Director has the following responsibilities:

LEAD DIRECTOR RESPONSIBILITIES

✓   Be available for consultation and direct communication upon request of major shareholders.

✓   Have authority to call meetings of independent directors and preside over executive sessions of the independent directors.

✓   Act as liaison between the independent directors and the Chairman.

✓   Assist the other independent directors by ensuring that independent directors have adequate opportunities to meet in executive sessions and communicate to the Chairman, as appropriate, the results of such sessions and other private discussions among outside directors.

✓   Assist the Chairman and the remainder of the Board in assuming effective corporate governance in managing the affairs of the Board.

✓   Serve as the contact person to facilitate communications requested by major shareholders with independent members of the Board.

✓   Approve, in collaboration with the Chairman, meeting agendas and information sent to the Board.

✓   Approve, in collaboration with the Chairman, meeting schedules to assure that there is sufficient time for discussion of all agenda items.

✓   Serve temporarily as Chairman of the Board and the Board's spokesperson if the Chairman is unable to act.

- ✓ Interview Board candidates.
- ✓ Recommend to the Corporate Governance and Nominating Committee nominees to Board committees and sub-committees as may come to the Lead Director's attention.
- ✓ Ensure the Board works as a cohesive team.
- ✓ Preside over all meetings of the Board at which the Chairman is not present.
- ✓ Make such recommendations to the Board as the Lead Director may deem appropriate for the retention of consultants who will report to the Board.
- ✓ Retain consultants, with the approval of the Board, as the Lead Director and the Board deem appropriate.

Director Continuing Education

Director continuing education of the Board enhances the skills and knowledge necessary to fulfill director responsibilities. Popular provides an orientation process for new directors, including background material on Popular, its business plan, risk profile and meetings with senior management. Periodically, we also provide in-boardroom educational sessions to all directors on emerging issues and matters relevant to the Corporation. Additionally, we encourage directors to participate in external continuing director education programs. To assist the Board in remaining current with its duties, committee responsibilities and the many important developments impacting our business, Popular participates in the National Association of Corporate Directors' (NACD) Continuing Education Program. This program offers our directors access to a wide range of in-person, peer-based and webinar educational programs on a variety of topics, including, strategic oversight, corporate governance, committee duties, succession planning, cyber and information security, board leadership and industry developments.

Board Meetings and Executive Sessions

The Board met 10 times during 2019. Each director attended 75% or more meetings of the Board and the meetings of committees of the Board on which each such director served. Directors also are kept informed of our business through meetings and direct communications with the Chairman and the CEO regarding matters of interest to Popular and our shareholders. While Popular has not adopted a formal policy with respect to directors' attendance at the meetings of shareholders, Popular encourages directors to attend all meetings of shareholders. All of our then current directors, except for Mr. Bacardí, attended the 2019 annual meeting of shareholders. The Corporate Governance Guidelines provide that the independent directors will meet in executive sessions once every in-person regularly scheduled Board meeting. During 2019, the independent directors met in executive sessions without Popular's management after each regularly scheduled in-person Board meeting.

Board Self-Assessment

Our Board conducts an annual self-assessment aimed at improving its performance. As part of such assessment, each director completes a written questionnaire that is designed to gather suggestions for improving Board effectiveness and solicit feedback on a wide range of issues, including:



- BOARD AND COMMITTEE COMPOSITION, STRUCTURE AND OPERATIONS
- BOARD DYNAMICS AND STANDARDS OF CONDUCT
- ADEQUACY OF MATERIALS AND INFORMATION PROVIDED
- ACCESS TO MANAGEMENT
- BOARD EFFECTIVENESS AND ACCOUNTABILITY

Each of the four standing Board committees also conducts its own written annual self-assessment, which generally includes issues such as:

✓ responsibilities and organization of the committee, including adequacy of its charter;

✓ operations of the committee;

✓ adequacy of materials and information provided; and

✓ assessment of the committee's performance.

Responses to the Board and committee self-assessments, including written comments, are tabulated to show trends compared to prior years. Responses are not attributed to individual directors in order to promote openness, discussion and collegiality. The Board self-assessment report is discussed by the Corporate Governance and Nominating Committee. Thereafter, the Chair of the Corporate Governance and Nominating Committee leads the discussion with the full Board. The committee self-assessment reports are discussed at each committee, followed by a discussion of the report with the full Board led by each Committee Chair. The Corporate Governance and Nominating Committee annually discusses the format and process to be used to carry out the Board and committee self-assessments and potential enhancements to the process.

Committees of the Board

The Board has four standing Committees: an Audit Committee, a Corporate Governance and Nominating Committee, a Risk Management Committee and a Talent and Compensation Committee. All committees operate under written charters which are posted in our website under the heading Corporate Governance at www.popular.com/en/investor-relations/. The following highlights some of the key responsibilities of each committee as well as information about committee members and their independence, number of meetings in 2019 and last charter revision date, among others. For additional information on the role of certain of the standing committees in connection with risk oversight, please see the "Board Oversight of Risk Management" section of this Proxy Statement.

Audit Committee

PRIMARY RESPONSIBILITIES:

Assists the Board in its oversight of:

- the outside auditors' qualifications, independence and performance;

- the performance of Popular's internal audit function;

- the integrity of Popular's financial statements, including overseeing the accounting and financial processes, principles and policies, the effectiveness of internal controls over financial reporting and the audits of the financial statements; and

- compliance with legal and regulatory requirements.

In addition, the Audit Committee issues a report, as required by the U.S. Securities and Exchange Commission (the "SEC") rules, for inclusion in Popular's annual proxy statement. The Audit Committee was established in accordance with the requirements of the Securities Exchange Act of 1934.

12

MEETINGS IN 2019
8 were devoted to the discussion of earnings releases, Form 10-K and Form 10-Q filings

MEMBERS:
John W. Diercksen (Chair)
Alejandro M. Ballester
C. Kim Goodwin
Carlos A. Unanue

INDEPENDENCE:
Each member of the committee is independent

AUDIT COMMITTEE FINANCIAL EXPERTS:
Mr. Diercksen and Ms. Goodwin are Audit Committee Financial Experts as defined by SEC rules.

CHARTER LAST REVISED:
December 13, 2019

Talent and Compensation Committee

PRIMARY RESPONSIBILITIES:

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

• compensation of Popular's CEO and all other executive officers;

• adoption of policies that govern Popular's compensation and benefit programs;

• overseeing plans for executive officer development and succession;

• overseeing, in consultation with management, compliance with federal, state and local laws as they affect compensation matters;

• considering, in consultation with the Chief Risk Officer, whether the incentives and risks arising from the compensation plans for all employees are reasonably likely to have a material adverse effect on Popular and taking necessary actions to limit any risks identified as a result of the risk-related reviews; and

• reviewing and discussing with management the "Compensation Discussion and Analysis" section in Popular's annual proxy statement in compliance with applicable law, rules and regulations.

TALENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION:
None of the members of the Talent and Compensation Committee is or has been an officer or employee of Popular. In addition, none of our executive officers is, or was during 2019, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2019, an executive officer serving as a member of our Talent and Compensation Committee. Other than as disclosed in the "Certain Relationships and Transactions" section of this Proxy Statement, none of the members of the Compensation Committee had any relationship with Popular requiring disclosure under Item 404 of Regulation S-K.

5
MEETINGS IN 2019

MEMBERS:
María Luisa Ferré (Chair)
Robert Carrady
John W. Diercksen
Carlos A. Unanue

INDEPENDENCE:
Each member of the committee is independent

CHARTER LAST REVISED:
December 13, 2019

Risk Management Committee

PRIMARY RESPONSIBILITIES:

Assists the Board in its oversight of:

• Popular's overall risk management framework; and

• the monitoring, review and approval of the policies and procedures that measure, limit and manage Popular's main risks, including operational, liquidity, interest rate, market, legal, compliance and credit risks.

10
MEETINGS IN 2019

MEMBERS:
C. Kim Goodwin (Chair)
Joaquín E. Bacardí, III
Robert Carrady
John W. Diercksen
Myrna M. Soto

INDEPENDENCE:
Each member of the committee is independent

CHARTER LAST REVISED:
February 28, 2020

Corporate Governance and Nominating Committee

PRIMARY RESPONSIBILITIES:

The Corporate Governance and Nominating Committee is responsible for:

- exercising general oversight with respect to the governance of the Board;
- identifying and recommending individuals qualified to become Board members and recommending director nominees and committee members to the Board;
- reviewing and reporting to the Board on matters of corporate governance and developing and recommending to the Board a set of corporate governance principles applicable to Popular;
- leading the Board and assisting its committees in the annual assessment of their performance;
- recommending to the Board the form and amount of compensation for Popular's directors; and
- overseeing the Corporation's approach to environmental, social and governance (ESG) matters.

5

MEETINGS IN 2019

MEMBERS:

Alejandro M. Ballester (Chair)
Joaquín E. Bacardí, III
John W. Diercksen
Maria Luisa Ferré
Myrna M. Soto

INDEPENDENCE:

Each member of the committee is independent

CHARTER LAST REVISED:

January 24, 2020

Membership in Board Committees

	AUDIT	CORPORATE GOVERNANCE & NOMINATING	RISK	TALENT & COMPENSATION
CLASS 1				
ALEJANDRO M. BALLESTER	■	C		
RICHARD L. CARRIÓN				
CARLOS A. UNANUE	■			■
CLASS 2				
JOAQUÍN E. BACARDÍ, III		■	■	
ROBERT CARRADY			■	■
JOHN W. DIERCKSEN	F C	■	■	■
MYRNA M. SOTO		■	■	
CLASS 3				
IGNACIO ALVAREZ				
MARÍA LUISA FERRÉ		■		C
C. KIM GOODWIN	F		C	

■ Member C Committee Chair F Audit Committee Financial Expert

Board Oversight of Risk Management

While management has primary responsibility for managing risk, the Board has a significant role in the risk oversight of Popular. The Board performs its risk oversight functions directly and through several Board committees, each of which oversees the management of risks that fall within its areas of responsibility, as described below. In discharging their responsibilities, Board committees have full access to management and independent advisors as they deem necessary or appropriate. Whenever it is deemed appropriate, management gives presentations to the full Board in connection with specific risks, such as those related to compliance and information security, among others. The principal roles and responsibilities of the Board committees in the oversight of risk management are described below.

Risk Management Committee

RESPONSIBILITIES:

- Review, approve and oversee management's implementation of Popular's risk management program and related policies, procedures and controls to measure, limit and manage Popular's risks, including operational, liquidity, interest rate, market, legal, compliance and credit risks, while taking into consideration their alignment with Popular's strategic and capital plans.
- Review and recommend to the Board Popular's capital plan.
- Review and discuss with management Popular's major financial risk exposures and the steps taken by management to monitor and control such exposures.
- Review and receive reports on selected risk topics as management or the committee may deem appropriate.
- After each meeting, report to the full Board regarding its activities.

Audit Committee

RESPONSIBILITIES:

- Oversee accounting and financial reporting principles and policies, internal controls and procedures and controls over financial reporting.
- Review reports from management, independent auditors, internal auditors, compliance group, legal counsel, regulators and outside experts, as considered appropriate, that include risks Popular faces and Popular's risk management function.
- Evaluate and approve the annual risk assessment of the Internal Audit Division, which identifies the areas to be included in the annual audit plan.
- After each meeting, report to the full Board regarding its activities.

Talent and Compensation Committee

RESPONSIBILITIES:

- Establish Popular's executive compensation and other incentive-based compensation programs, taking into account the risks to Popular that such programs may pose.
- Evaluate, in consultation with the Chief Risk Officer, whether the incentives and risks arising from Popular's compensation plans for all employees are likely to have a material adverse effect on Popular.
- Take such action as the Committee deems necessary to limit any risks identified as a result of the risk-related reviews.
- After each meeting, report to the full Board regarding its activities.

Corporate Governance and Nominating Committee

RESPONSIBILITIES:

- Provide oversight to risks related to the composition and structure of the Board and its committees and the Corporation's corporate governance practices.
- Oversee the Corporation's approach to environmental, social and governance (ESG) matters and how the Corporation advances sustainability in its business and operations.

Nomination of Directors

The Corporate Governance and Nominating Committee Charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate, which may include judgment, skill, diversity, experience with business and other organizations, the interplay of the candidate's experience with the experience of the existing Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Corporate Governance and Nominating Committee will consider candidates for director who are recommended by its members, by other Board members, by management, and by shareholders. There are no differences in the manner in which the Corporate Governance and Nominating Committee will evaluate nominees for director in the event the

nominee is recommended by a shareholder. There were no nominees for director recommended by shareholders for consideration by the Corporate Governance and Nominating Committee for election at the 2020 annual meeting of shareholders. Shareholders who wish to submit nominees for director for consideration by the Corporate Governance and Nominating Committee for election at Popular's 2021 annual meeting of shareholders may do so as set forth under "General Information About the Meeting—Shareholder Proposals."

Under Popular's Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select new nominees for the position of independent director by considering the criteria outlined below.

CRITERIA FOR NOMINATION

✓ Personal qualities and characteristics, accomplishments and reputation in the business community.

✓ Current knowledge and contacts in the communities in which Popular does business and in Popular's industry or other industries relevant to Popular's business.

✓ Ability and willingness to commit adequate time to Board and committee matters.

✓ The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Popular.

✓ Diversity of viewpoints, background, experience and other demographic factors.

Board Diversity, Experience and Skills

The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the Committee considers diversity in the broader sense of how a candidate's viewpoints, experience, skills, background and other demographics could assist the Board in light of the Board's composition at the time. The Board believes that each director contributes to the overall diversity by providing a variety of personal and professional experiences and backgrounds. As shown below, the current directors and nominees reflect a broad diversity of gender, age, race, geographical background and experience. The Board is committed to considering diversity issues in evaluating its composition.

The following summarizes the diversity, independence, age, tenure and the main experience and skills of our Board of Directors.



DIVERSITY

80% FEMALE OR ETHNICALLY DIVERSE

- 1 AFRICAN AMERICAN
- 3 WOMEN
- 7 HISPANIC

INDEPENDENCE

80% INDEPENDENT

(All directors are independent except the Chairman and the President and CEO)

AGE

Age	Directors
46-50	1
55-55	2
56-60	3
61-65	2
66-70	2

72 RETIREMENT AGE

59 AVERAGE AGE

TENURE

YEARS OF SERVICE

0-5	6-10	>15
3	5	2

9.1 YRS. AVERAGE TENURE

DIRECTORS' EXPERIENCE AND SKILLS	CARRIÓN	ALVAREZ	BACARDÍ	BALLESTER	CARRADY	DIERCKSEN	FERRÉ	GOODWIN	SOTO	UNANUE
INTERNATIONAL BUSINESS EXPERIENCE	•		•		•	•		•	•	•
TECHNOLOGY, INFORMATION SECURITY AND CYBERSECURITY	•							•	•	
BUSINESS OPERATION EXPERIENCE	•	•	•	•	•	•	•	•	•	•
SENIOR MANAGEMENT AND LEADERSHIP EXPERIENCE	•	•	•	•	•	•	•	•	•	•
PUBLIC COMPANY KNOWLEDGE	•	•				•	•	•	•	
AUDIT AND RISK OVERSIGHT EXPERIENCE	•					•		•	•	
FINANCIAL SERVICES, INVESTMENT AND M&A	•	•				•		•		
UNDERSTANDING POPULAR'S MAIN GEOGRAPHIC MARKETS	•	•	•	•	•		•			•

Succession Planning

Popular's Board recognizes that one of its most important duties is to ensure senior leadership continuity by overseeing the development of executive talent and planning for the efficient succession of the CEO and other executive officers. The Board has delegated primary responsibility for succession planning to the Talent and Compensation Committee. The Talent and Compensation Committee reviews annually a management succession plan, developed by the CEO, and reports annually to the Board on the management succession plan. The principal components of this plan are: (1) a proposed plan for emergency CEO succession, (2) a proposed plan for CEO succession in the ordinary course of business, and (3) the CEO's plan for management succession for the other policy-making officers of Popular. The succession plan includes an assessment of the experience, performance, skills and planned career paths for possible candidates within the senior management team. Development initiatives supporting the succession plan include job enhancements and rotations, the Popular Leadership Academy, specialized external trainings and competency assessments.

Code of Ethics

The Board has adopted a Code of Ethics (the "Code") to be followed by Popular's employees, officers and directors to achieve conduct that reflects our ethical principles. Directors, NEOs, other executive officers and employees are required to read and comply with the Code. Popular requires that all new employees take Code training shortly after their start date and also provides periodic Code training to all employees. All employees must certify annually that they have read the Code and complete a declaration on possible conflicts of interest. In addition, other persons performing services for Popular by contract or other agreement may be subject to the Code of Ethics for Popular Suppliers.

The Code provides that any waivers of its terms granted to NEOs, other executive officers or directors may be made only by the independent members of the Board. Any such waivers must be promptly disclosed to the shareholders.

During 2019, Popular did not receive or grant any request from directors, NEOs or other executive officers for waivers under the provisions of the Code. The Code was last revised on September 26, 2019 and is available on the Corporate Governance section of Popular's website at www.popular.com/en/investor-relations/. Popular will post on its website any amendments to the Code and any waivers granted to the President and CEO, the CFO, the Corporate Comptroller or directors.

Popular expects employees to report behavior that concerns them or that may represent a violation of the Code. Popular offers several channels by which employees may raise an issue or concern, including any actual or potential violations of the Code. One such method is EthicsPoint, a website and telephone hotline that is available 24/7. EthicsPoint reports can be submitted anonymously.

Corporate Responsibility and Sustainability

Popular has embarked on a journey to more formally establish its environmental, social, and governance (ESG) priorities. Recognizing our responsibility as an employer and economic presence in Puerto Rico, New York, New Jersey, Florida, and the Virgin Islands, our corporate sustainability efforts will reflect not just our economic footprint, but also our commitment to society, the environment, and our employees. Continuous improvement in these areas underpins the long-term success of our company and our ability to deliver value to all our stakeholders. Our 2019 Corporate Sustainability Report will be published in the second quarter of the year. The chart below describes the key aspects of our ESG vision. To learn more about Popular's commitment to sustainability, please visit https://www.popular.com/en/about-popular/. The information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

ESG VISION

Since our founding, doing what is right has been an integral part of who we are. Today, Popular continues to be an active partner in the creation of a more sustainable and prosperous world for future generations – through our core service offerings and in the way we operate.

COMMUNITY

We strive to improve the social and economic well-being of our employees, customers and communities.
- Practicing inclusive banking
- Leveraging technology to increase access to financial services
- Providing robust financial education
- Accelerating entrepreneurship
- Creating opportunities through youth education



2019 HIGHLIGHTS
- $3.3 million awarded in corporate donations in Puerto Rico, the United States, and the Virgin Islands.
- $3 million granted in philanthropic donations through our foundations in Puerto Rico and the United States.
- Opened a full-service branch in Virgin Gorda, British Virgin Islands, becoming the only financial institution with a presence on the island.
- 177 financial education workshops offered to 6,105 participants in Puerto Rico.
- $845 million provided in Small Business Loans and $457 million in Community Development Loans in Puerto Rico.
- $36.5 million provided in Small Business Loans and $80 million in Community Development Loans in the United States.

ENVIRONMENT

We endeavor to create a more sustainable future.
- Reducing the environmental impact of our operations
- Actively promoting sustainable finance
- Bolstering the resilience of our communities and employees and aiding them when disaster strikes
- Taking ESG impacts into consideration in lending processes



2019 HIGHLIGHTS
- Finished solar panel photovoltaic system installations at 28 branches and 5 corporate facilities.
- 18 electric vehicle charging stations installed in our branches and facilities.
- 1,559 tons of paper recycled.
- Over 13,000 units (81,964 lbs.) of electronic equipment recycled.
- $15.7 million capital investment towards the 2020 inauguration of two combined heat and power systems that will power buildings and crucial data systems with efficient, reliable energy.

OUR PEOPLE

We aim to be a great place to work.
- Building a performance-based culture that values diversity and inclusion
- Fostering transparency and accountability
- Investing in talent development and career advancement opportunities
- Promoting employee wellness
- Encouraging employee engagement and volunteerism



2019 HIGHLIGHTS
- 67% of Popular's workforce is female.
- 57% of Popular's managerial positions and 27% of executive positions are held by women.
- 78% of Popular's workforce in Puerto Rico and 64% in the U.S. made voluntary monetary contributions to Popular's foundations through recurring payroll deductions.
- $843,569: total amount donated by Popular employees in Puerto Rico and the United States.
- 3,236 employees performed over 13,000 hours of service through employee volunteer initiatives.

Hedging and Pledging Policy

Our Corporate Governance Guidelines prohibit executive officers and directors of Popular from engaging in hedging or monetization transactions with respect to Popular's securities. Such prohibited transactions include, but are not limited to, zero-cost collars, equity swaps, and forward sale contracts since they are considered speculative as they allow the shareholder to lock in the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.

This allows the holder to continue to own the underlying securities without the full rewards and risks of ownership. In addition, pledging of Popular stock, including restricted stock and restricted stock units granted as compensation, by executive officers and directors is also prohibited under the Guidelines. This prohibition includes securities pledged as collateral for margin accounts, as well as securities pledged as collateral for loans.

Communication with the Board

Any shareholder who desires to contact the Board or any of its members may do so by writing to:

Popular, Inc., Board of Directors (751), P.O. Box 362708, San Juan, PR 00936-2708	Alternatively, a shareholder may contact the Audit Committee or any of its members telephonically by calling the toll-free number (866) 737-6813 or electronically through www.popular.com/ethicspoint-en.

Popular's Chief Legal Officer and Secretary reviews all correspondence addressed to the Board or any of its members and provides the Board with copies of all communications that deal with the functions of the Board or its committees, or that otherwise require Board attention. Communications received by the Audit Committee that are not related to accounting or auditing matters may, in its discretion, be forwarded by the Audit Committee or any of its members to other committees of the Board or Popular's management for review.

Where to Find More Information on Governance

Popular maintains a corporate governance section on its website at www.popular.com/en/investor-relations/ where investors may find copies of our principal governance documents. The corporate governance section of Popular's website contains, among others, the following documents:

✓ Code of Ethics

✓ Code of Ethics for Popular Suppliers

✓ Audit Committee Charter

✓ Corporate Governance and Nominating Committee Charter

✓ Talent and Compensation Committee Charter

✓ Risk Management Committee Charter

✓ Corporate Governance Guidelines

✓ Insider Trading Policy

DIRECTORS AND EXECUTIVE OFFICERS

Nominees for Election as Directors and Other Directors

Information relating to director's participation in Popular's committees, age, principal occupation, business experience during the past five years (including positions held with Popular or its subsidiaries and the period during which each director has served in such capacity), directorships and qualifications is set forth below. All of Popular's directors are also directors of the following subsidiaries of Popular: Banco Popular de Puerto Rico ("BPPR"), Popular North America, Inc. and Popular Bank.

NOMINEES FOR ELECTION - CLASS 3 DIRECTORS (TERMS EXPIRING 2020)



President & CEO

Expertise & Skills



IGNACIO ALVAREZ
President & Chief Executive Officer, Popular, Inc

DIRECTOR SINCE 2017
AGE 61

BACKGROUND
Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. President of Popular, BPPR and Popular Bank since October 2014 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. President and CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. President of the Puerto Rico Bankers Association from October 2017 to September 2019. Director of Centro Financiero BHD León, S.A. and Banco BHD León, from March 2018 to March 2019. Member of the Board of Trustees of Fundación Banco Popular, Inc. and of Popular Bank Foundation, Inc. since November 2015.

QUALIFICATIONS
Prior to joining Popular in 2010 as Chief Legal Officer, Mr. Alvarez was one of the six founding partners of the law firm Pietrantoni Méndez & Alvarez LLC, one of Puerto Rico's principal law firms. During his 27 years in private law practice, his main areas of expertise included banking, corporate and commercial law, corporate and public finance law, securities and capital markets. As President and Chief Operating Officer, Mr. Alvarez demonstrated his solid strategic and analytical skills, understanding of the markets in which we operate, business acumen and strength as a leader, delivering positive results in our Puerto Rico business despite challenging conditions and overseeing the repositioning of our operations in the United States. Mr. Alvarez's understanding of the Corporation and excellent business skills, as well as his background as an attorney with vast experience on corporate matters, including regulatory and corporate governance, have proven to be a great asset.

       

| INTERNATIONAL BUSINESS EXPERIENCE | TECHNOLOGY, INFORMATION SECURITY AND CYBERSECURITY | BUSINESS OPERATION EXPERIENCE | SENIOR MANAGEMENT & LEADERSHIP EXPERIENCE | PUBLIC COMPANY KNOWLEDGE | AUDIT AND RISK OVERSIGHT EXPERIENCE | FINANCIAL SERVICES, INVESTMENT AND M&A | UNDERSTANDING OF POPULAR'S MAIN GEOGRAPHIC MARKETS |



Committees

Talent and Compensation
(Chair)

Corporate Governance &
Nominating

**Other Current Public
Company Boards**

W.R. Berkley Corporation
(since May 2017)

Expertise & Skills



MARÍA LUISA FERRÉ
President & Chief Executive Officer, FRG, LLC

Independent
DIRECTOR SINCE 2004
AGE 56

BACKGROUND

President and CEO of FRG, LLC, a diversified family holding company with operations in media, real estate, contact centers and distribution in Puerto Rico, the United States and Chile, since 2001. Member of the Board of Directors of GFR Media, LLC since 2003 and Chair from 2006 to February 2016. Publisher of El Nuevo Día, Puerto Rico's most widely read and influential newspaper, and Primera Hora since 2006. President and Trustee of The Luis A. Ferré Foundation, Inc. since 2003. Trustee and Vice President of the Ferré Rangel Foundation, Inc. since 1999. President of the Board of Directors of Multisensory Reading Center of PR, Inc. since 2012. Member of the Latin American Caribbean Fund of The Museum of Modern Art since 2013 and of the Smithsonian National Board since 2017. Member of the Board of Directors of Endeavor Puerto Rico since January 2018 and of the Advisory Board of Boys & Girls Club of Puerto Rico since 2017.

QUALIFICATIONS

Ms. Ferré has 18 years of experience as the President and CEO of FRG, Inc., the largest communications and media group in Puerto Rico, with consolidated assets of approximately $373 million and annual net revenues of approximately $174 million as of December 31, 2019. She holds positions as director and officer of numerous entities related to FRG, LLC. She also serves as director and trustee of philanthropic and charitable organizations related to fine arts and education. As a result of these experiences, Ms. Ferré possesses a deep understanding of Popular's main market and has developed management and oversight skills that allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communications needs of Popular.



Committees

Risk Management (Chair &
Risk Management Expert)

Audit (Financial Expert)

Expertise & Skills



C. KIM GOODWIN
Private Investor

Independent
DIRECTOR SINCE 2011
AGE 60

BACKGROUND

Private investor since 2008. Non-executive director of PineBridge Investments, LLC, a global asset management boutique with over $101 billion in assets under management, since May 2011, and Chair of its Audit Committee. Trustee-Director of various equity funds within the Allianz Global Investors family of funds from June 2010 to October 2014.

QUALIFICATIONS

Ms. Goodwin's experience as chief investment officer at several global financial services firms provides the Board with insight into the perspective of institutional investors. Her analytical skills and understanding of global financial markets have proved to be valuable assets. As Head of Equities at Credit Suisse Asset Management from 2006 to 2008, Ms. Goodwin oversaw enterprise risk functions for her global department. Through her experiences as a member of the Audit Committee of Akamai Technologies, Chair of the Audit Committee of PineBridge Investments and Chair of Popular's Risk Management Committee, Ms. Goodwin has developed profound knowledge of the risks related to our business. She has also developed expertise in identifying, assessing and managing risk exposure, successfully leading the Board's efforts on risk oversight. Finally, Ms. Goodwin also provides Popular with valuable insight regarding the use of technology by financial firms.

CLASS 1 DIRECTORS (TERMS EXPIRING 2021)



Committees
Corporate Governance &
Nominating (Chair)

Audit

Expertise & Skills



ALEJANDRO M. BALLESTER
President, Ballester Hermanos, Inc.

Independent
DIRECTOR SINCE 2010
AGE 53

BACKGROUND
President of Ballester Hermanos, Inc., a major food and beverage distributor in Puerto Rico, since 2007. In 2009 served as Member of the Board of Directors of the Government Development Bank for Puerto Rico.

QUALIFICATIONS
Mr. Ballester has a comprehensive understanding of Puerto Rico's consumer products and distribution industries acquired through over 29 years of experience at Ballester Hermanos, Inc., a privately-owned business dedicated to the importation and distribution of grocery products, as well as beer, liquors and wine for the retail and food service trade in Puerto Rico. As of December 31, 2019, Ballester Hermanos had approximately $125 million in assets and annual revenues of approximately $350 million. Mr. Ballester is familiar with the challenges faced by family-owned businesses, which constitute an important market segment for Popular's commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999, which today accounts for 38% of the firm's revenues. During 2009, he was a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees where he obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester have been of great value to the Board.



Chairman of the Board

Expertise & Skills



RICHARD L. CARRIÓN
Chairman of the Board of Directors, Popular, Inc.

DIRECTOR SINCE 1991
AGE 67

BACKGROUND
Chairman of Popular since 1993 and Executive Chairman from July 2017 to July 2019. CEO of Popular from 1994 to June 2017 and President from 1991 to January 2009 and from May 2010 to September 2014. Executive Chairman of BPPR from July 2017 to July 2019, Chairman since 1993 and CEO from 1989 to June 2017. President of BPPR from 1985 to 2004 and from May 2010 to September 2014. Executive Chairman of Popular Bank from July 2017 to July 2019 and Chairman since 1998. Chairman of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular and CEO until 2017. Director of the Federal Reserve Bank of New York from January 2008 to December 2015. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1991. Chairman and Director of Popular Bank Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. from 1995 to May 2019. Member of the International Olympic Committee since 1990 and Chairman of the International Olympic Committee Finance Commission from 2002 to 2013. Managing Member of RCA3 Investments, LLC, an entity engaged in financial consulting since October 2017. Chairman of the Board of Vall Banc, an Andorra-based bank, since October 2017. Member of the Supervisory Board of NIBC Holding N.V. and NIBC Bank N.V., both entities engaged in banking in the Netherlands, since 2017. Member of the Board of Directors of First Bank, an entity engaged in banking in Romania, since November 2018.

QUALIFICATIONS
Mr. Carrión's 43 years of banking experience, over 33 years heading Popular, give him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well-recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry led him to become a director of the Federal Reserve Bank of New York for eight years.



Committees
Talent and Compensation
Audit

Expertise & Skills



CARLOS A. UNANUE
President, Goya de Puerto Rico, Inc.

Independent
DIRECTOR SINCE 2010
AGE 56

BACKGROUND
President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

QUALIFICATIONS
Mr. Unanue has 33 years of experience at Goya Foods, Inc., a privately-held family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic food, as well as to the food processing and canned food manufacturing business. Through his work with Goya Foods, Mr. Unanue has developed a profound understanding of Popular's two main markets, Puerto Rico and the United States. His experience in distribution, sales and marketing has provided him with the knowledge and experience to contribute to the development of Popular's business strategy, while his vast experience in management at various Goya entities has allowed him to make valuable contributions to the Board in its oversight functions.

CORPORATE GOVERNANCE





CLASS 2 DIRECTORS (TERMS EXPIRING 2022)

JOAQUÍN E. BACARDÍ, III
Chairman, Edmundo B. Fernández, Inc.

Independent
DIRECTOR SINCE 2013
AGE 54

Committees
Corporate Governance & Nominating
Risk Management

Expertise & Skills

BACKGROUND
Chairman and majority shareholder of Edmundo B. Fernández, Inc., a privately held producer and distributor of rum since November 2017. Private investor since 2016. President and Chief Executive Officer of Bacardi Corporation, a privately held business and major producer and distributor of rum and other spirits, from April 2008 to April 2016.

QUALIFICATIONS
On November 2017, Mr. Bacardí completed the acquisition of Edmundo B. Fernández, Inc., a 137 year old privately owned rum company. Mr. Bacardí has extensive experience in the development and implementation of international marketing, sales and distribution strategies acquired throughout more than 24 years at various Bacardi companies and 3 years as Product Manager of Nestlé of Puerto Rico. As President and Chief Executive Officer of Bacardi Corporation, Mr. Bacardí directed and managed all business operations with full profit and loss responsibilities and government relations for Bacardi in the Caribbean, Mexico, Central and South America. Prior to becoming President and Chief Executive Officer of Bacardi Corporation, Mr. Bacardí held positions in various Bacardi enterprises where, among other things, he was responsible for the development of all global communication strategies for Bacardi Limited's whisky portfolio, with total sales of approximately $400 million, and supervision of marketing for all Bacardi brands globally. Mr. Bacardí's vast experience in business operations in Puerto Rico and across various international markets, as well as his expertise in global communication strategies, have been of great benefit to the Board.





ROBERT CARRADY
President, Caribbean Cinemas

Independent
DIRECTOR SINCE 2019
AGE 64

Committees
Risk Management
Talent and Compensation

Expertise & Skills

BACKGROUND
President of Caribbean Cinemas, a family-owned business and the largest movie theater chain in the Caribbean, since 2006.

QUALIFICATIONS
Mr. Carrady, as President of Caribbean Cinemas, has acquired extensive leadership and business operations experience by overseeing and managing a theater operation of approximately 570 cinema screens in 68 locations across Puerto Rico, the Dominican Republic and several other Caribbean islands, as well as in Guyana, Panama and Bolivia. His entrepreneurial skills have helped develop Caribbean Cinemas into the largest movie theater chain in the Caribbean and has transformed the company which today manages in-house the construction of new sites, theatre operations, film buying, food concessions, screen advertising, game room concessions and real estate leasing and management. Mr. Carrady's experience as a business leader and entrepreneur, as well as his thorough understanding of the Caribbean region, one of the markets where Popular operates, brings great value to our board.



Lead Director

Committees

Audit (Chair & Financial Expert)

Talent and Compensation

Corporate Governance & Nominating

Risk Management

Other Current Public Company Boards

Intelsat, S.A. (since September 2013)

Cyxtera Technologies (since May 2017)

Expertise & Skills



JOHN W. DIERCKSEN
Principal, Greycrest, LLC

Independent
DIRECTOR SINCE 2013
AGE 70

BACKGROUND

Principal of Greycrest, LLC, a privately-held financial and operational advisory services company, since October 2013. Chief Executive Officer of Beachfront Wireless LLC, a privately-held investment entity organized to participate in a Federal Communications Commission airwaves auction, from December 2015 to November 2016, when it was sold. Senior Advisor at Liontree Investment Advisors, an investment banking firm, since April 2014. Director of Harman International Industries, Incorporated, an audio and infotainment equipment company, from June 2013 to June 2017, when it was sold.

QUALIFICATIONS

Mr. Diercksen has 30 years of experience in the communications industry. From 2003 to 2013, he was an Executive Vice President of Verizon Communications, Inc., a global leader in delivering consumer, enterprise wireless and wire line services, as well as other communication services. At Verizon he was responsible for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures and was instrumental in forging Verizon's strategy of technology investment and repositioning its assets. He possesses a vast experience in matters related to corporate strategy, mergers, acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning. Mr. Diercksen's extensive senior leadership experience, together with his financial and accounting expertise, position him well to advise the Board and senior management on a wide range of strategic and financial matters.



Committees
Risk Management (Risk Management Expert)

Corporate Governance & Nominating

Other Current Public Company Board
CMS Energy Corporation (since January 2015)

Spirit Airlines, Inc. (since March 2016)

Expertise & Skills



MYRNA M. SOTO
Chief Operating Officer, Digital Hands, LLC

Independent
DIRECTOR SINCE 2018
AGE 50

BACKGROUND
Chief Operating Officer of Digital Hands, LLC, a managed security service provider, since March 2019. Partner at ForgePoint Capital, a venture capital firm concentrating exclusively on cybersecurity related companies, from April 2018 to March 2019, when she assumed the role of Venture Advisor. Senior Vice President and Global Chief Information Security Officer of Comcast Corporation, a worldwide media and technology company, from September 2009 to April 2018. Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company, from 2005 until September 2009.

QUALIFICATIONS
Ms. Soto has over 29 years of information technology and security experience in a variety of industries, including financial services, hospitality, insurance, risk management, as well as gaming and entertainment. During her years in the information and cybersecurity field, she successfully managed global cybersecurity and technology risk programs at leading Fortune 500 companies. Ms. Soto's extensive experience in cybersecurity, as well as her experience as a business leader and as a member of several public company boards, brings an invaluable and unique perspective to our Board and helps ensure that the Corporation is well-positioned to meet the technology and cybersecurity needs of today's marketplace, a matter that becomes more critical each day.

Executive Officers

The following information sets forth the names of our executive officers, their age, business experience and directorships during the past five years, as well as the period during which each such person has served as executive officer of Popular.



IGNACIO ALVAREZ
President and Chief Executive Officer

Mr. Alvarez, age 61, has been Chief Executive Officer of Popular since July 2017 and President and Chief Operating Officer since October 2014. Prior to that he was Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. For additional information, please refer to the ''Nominees for Election as Directors and Other Directors'' section of this Proxy Statement.



CAMILLE BURCKHART
Executive Vice President, Chief Information & Digital Strategy Officer
Innovation, Technology & Operations Group

Ms. Burckhart, age 40, has been Executive Vice President and Chief Information and Digital Officer of Popular since July 2015. Prior to becoming Executive Vice President, Ms. Burckhart was the Senior Vice President in charge of the Technology Management Division from December 2010 to June 2015. She has been a member of the Board of Directors of Nuestra Escuela since August 2016 and of the Board of Trustees of Fundación Banco Popular since October 2018.



BEATRIZ CASTELLVÍ
Executive Vice President and Chief Security Officer
Corporate Security Group

Ms. Castellví, age 52, has been Executive Vice President and Chief Security Officer of Popular in charge of cybersecurity and fraud since May 2018. Prior to becoming Executive Vice President, she was Senior Vice President and General Auditor of the Corporation from November 2012 to April 2018. Ms. Castellví has served as a member of the Executive Council of the Puerto Rico Ellevate Chapter since 2013 and as Treasurer from 2013 to January 2019, when she became a member of its Advisory Board.



LUIS E. CESTERO
Executive Vice President
Retail Banking Group

Mr. Cestero, age 46, has been Executive Vice President of BPPR in charge of the Retail Banking Group since July 2017. Prior to becoming Executive Vice President, Mr. Cestero was the Senior Vice President in charge of Retail Banking Administration from May 2009 to June 2017.



MANUEL CHINEA
Executive Vice President
Chief Operating Officer of Popular Bank

Mr. Chinea, age 54, has been Executive Vice President of Popular since January 2016 and Chief Operating Officer of Popular Bank since February 2013. He has served as a Member of the Board of Trustees of Popular Bank Foundation since October 2013, member of the Board of Directors of the Hispanic Federation since June 2016 and member of the Board of Junior Achievement New York since October 2017.



JAVIER D. FERRER
Executive Vice President, Chief Legal Officer and Secretary of the Board

Mr. Ferrer, age 58, has been the Executive Vice President, Chief Legal Officer and Secretary of the Board of Directors of Popular since October 2014 and a Director of BPPR since March 2015. In January 2019, he assumed oversight of the Corporation's strategic planning function. Since September 2019, Mr. Ferrer has been a member of the Trust Committee of the Board of Directors of BPPR. Prior to joining Popular, Mr. Ferrer was a Partner at Pietrantoni Méndez & Alvarez LLC, a San Juan, Puerto Rico based law firm, were he worked from September 1992 to December 2012 and from August 2013 to September 2014. From January 2013 to July 2013, Mr. Ferrer served as President of the Government Development Bank for Puerto Rico and Vice Chairman of its Board of Directors as well as Chairman of the Economic Development Bank for Puerto Rico.



JUAN O. GUERRERO
Executive Vice President
Financial and Insurance Services Group

Mr. Guerrero, age 60, has been an Executive Vice President of BPPR in charge of the Financial and Insurance Services Group since April 2004. He has been a Director of Popular Securities LLC since 1995, Popular Insurance LLC since 2004 and of other subsidiaries of Popular. Mr. Guerrero has served as a Director of SER de Puerto Rico since December 2010 and the Puerto Rico Open since October 2016.



GILBERTO MONZÓN
Executive Vice President
Individual Credit Group

Mr. Monzón, age 60, has been an Executive Vice President of BPPR in charge of the Individual Credit Group since October 2010. He has also served as Member of the Board of Directors of the San Jorge Children's Hospital Professional Board since 2011 and director of the Center for a New Economy and the Coalition for the Prevention of Colorectal Cancer of Puerto Rico since 2014.



EDUARDO J. NEGRÓN
Executive Vice President
Administration Group

Mr. Negrón, age 55, has been Executive Vice President of Popular since April 2008 and has been in charge of the Administration Group since December 2010. He became Chairman of Popular's Benefits Committee on April 2008. He has served as Member of the Board of Trustees and Treasurer of Fundación Banco Popular and of the Popular Bank Foundation since March 2008. Since 2015, Mr. Negrón has served as Trustee of Fundación Ángel Ramos and Chairman of its Finance and Investment Committee. Mr. Negrón has also been a Director of the Fundación Puertorriqueña de las Humanidades since June 2017.



ELI S. SEPÚLVEDA
Executive Vice President
Commercial Credit Group

Mr. Sepúlveda, age 57, has been Executive Vice President of Popular since February 2010 and of BPPR since December 2009. He has been the supervisor in charge of the Commercial Credit Group in Puerto Rico since January 2010. Mr. Sepúlveda has been a member of the Board of Managers of the Puerto Rico Idea Seed Fund, LLC since December 2016.



LIDIO V. SORIANO
Executive Vice President and Chief Risk Officer

Mr. Soriano, age 51, has been the Executive Vice President and Chief Risk Officer of Popular since August 2011 and a Director of Popular Bank since October 2014. He served as a Director of BPPR from October 2014 to September 2019. He has been a member of the Board of Directors of the Puerto Rican League Against Cancer since August 2018.



CARLOS J. VÁZQUEZ
Executive Vice President and Chief Financial Officer

Mr. Vázquez, age 61, has been the Chief Financial Officer of Popular since March 2013. He was President of Popular Bank from September 2010 to September 2014 and has been Executive Vice President of Popular since February 2010 and Senior Executive Vice President of BPPR since 2004. He has served as Director of BPPR and of Popular Bank since October 2010. He has been Vice Chairman of the Board of Directors of Popular Bank Foundation since November 2010, Director of the Federal Home Loan Bank of New York since November 2013 and Member of the National Board of Directors of Operation Hope since 2012.

Certain Relationships and Transactions

We may be party to transactions, arrangements or relationships with our directors, director nominees, executive officers, shareholders owning more than 5% of the Corporation's voting securities, or their immediate family members (each, a "Related Party"). We have adopted a written Policy on Related Party Transactions (the "Related Party Policy") to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of transactions, arrangements or relationships between Related Parties and us.

Transactions covered by the Related Party Policy may also be subject to restrictions pursuant to Federal Reserve Board Regulation O, Loans to Executive Officers, Directors and Principal Shareholders, which is the subject of a separate policy.

Our Policy on Related Party Transactions

The Related Party Policy governs the review, approval or ratification of transactions, arrangements or relationships: (i) in which Popular or any subsidiary is a participant; (ii) the aggregate amount involved will or may be expected to exceed $120,000; and (iii) a Related Party has or will have a direct or indirect material interest. These transactions must be submitted to the Audit Committee for their review, evaluation and approval, unless pre-approved under the Related Party Policy.

Directors and executive officers must notify the CLO of any related party transaction in which they, or their immediate family members, have a material interest. Any unit or division proposing a related party transaction must also notify the CLO, Corporate Comptroller and the General Auditor by completing a Related Party Transaction Request Form. After review by the CLO, the form is submitted for consideration and approval of the Audit Committee. The form must contain, among other things, a description of the proposed transaction, its benefits to Popular and an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. Only disinterested members of the Audit Committee participate in the review and determination of whether a related party transaction is approved. The Audit Committee will approve or ratify transactions with Related Parties when the transaction is deemed to be in, or is not inconsistent with, the best interest of Popular.

Pre-Approved Categories of Related Party Transactions

In accordance with the terms of the Related Party Policy, certain types of transactions are pre-approved and certain recurring transactions are approved annually, without the need to submit the corresponding form to the Audit Committee. Pre-approved transactions include certain banking-related services and transactions in the ordinary course of business involving financial products and services provided by, or to, Popular, including loans, provided such transactions comply with the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws and regulations. Other pre-approved instances include transactions in which the rate or charges involved in the transaction are determined by competitive bids. In the event Popular becomes aware of a transaction with a Related Party that has not been approved under the terms of the Related Party Policy, the Audit Committee considers all relevant facts and circumstances regarding the transaction with the Related Party and evaluates all options available to Popular, including ratification, revision or termination. The Audit Committee also examines the facts and circumstances pertaining to the failure of reporting such related party transaction to the Committee, as required by the Related Party Policy, and may take such actions as it deems appropriate.

Related Party Transactions

In 2019, Popular and its subsidiaries contributed approximately $774,658 to Fundación Banco Popular, Inc. (the "BPPR Foundation") through the matching of employee contributions. During 2019, Popular also contributed to the BPPR Foundation $100,000 from the proceeds of BPPR's Holiday Special. In addition, Popular provides human and operational resources to support the activities of the BPPR Foundation, which during 2019 amounted to approximately $1,400,000, including maintenance and the amortization of leasehold improvements for the BPPR Foundation's headquarters. BPPR and the Puerto Rico employees of Popular, through voluntary personal donations, are a significant source of funds for the BPPR Foundation. The BPPR Foundation is a Puerto Rico not-for-profit corporation created to improve the quality of life in Puerto Rico. As BPPR's philanthropic arm, it provides a scholarship fund for employees' children and supports education and community development projects. The Board of Trustees of the BPPR Foundation appoints its eleven members. Mr. Carrión is the Chairman, while Messrs. Álvarez and Negrón and Ms. Burckhart are members, of the Board of Trustees of the BPPR Foundation.

During 2019, Popular Bank contributed approximately $96,000 to the Popular Bank Foundation (the "PB Foundation") through the matching of employee contributions and made additional contributions of approximately $23,000. In addition, Popular provides human resources to support the activities of the BP Foundation, which during 2019 amounted to approximately $116,000. Popular Bank and its employees, through voluntary personal donations, are the main source of funds of the PB Foundation. The PB Foundation, a New York not-for-profit corporation, was created to strengthen the social and economic well-being of the communities served by Popular Bank. As Popular Bank's philanthropic arm, it provides support to charitable organizations for community development and education. Mr. Carrión is the Chairman, while Messrs. Álvarez, Vázquez, Chinea and Negrón are members of the Board of Directors of the PB Foundation.

BPPR has loan transactions with Popular's directors and officers, and other Related Persons, and intends to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than normal risks of collection or present other unfavorable features.

In June 2006, a brother-in-law of Mr. Unanue obtained a $828,000 mortgage loan from Popular Mortgage, then a subsidiary of BPPR, secured by a residential property. The loan was a fully amortizing 30-year loan with a fixed annual rate of 7%. Mr. Unanue was not a director of Popular at the time the loan was made. The loan was made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable loan transactions with third parties at that time. The borrower became delinquent on his payments commencing in July 2010 and, after exhausting various collection and loss mitigation efforts, BPPR commenced foreclosure procedures in November 2010. In March 2012, the loan was restructured under the terms of BPPR's loan modification program. The restructured loan is a 40-year loan with a fixed annual rate of 2.5% during the first 5 years, increasing 1% each year thereafter up to a rate of 6.75%. While the principal amount of the restructured loan subject to interest payment was approximately $750,000, the borrower also agreed to repay an additional amount of $158,000 upon cancellation of the restructured loan. The total payments to be made by the borrower represented the entirety of the amount owed prior to restructuring the loan, including accrued interest. In January 2017, the borrower defaulted on his payment obligations under the restructured loan

and, as of July 1, 2019, the loan was 852 days past due and the total amount due was approximately $862,040 (outstanding principal balance plus other fees). On June 27, 2019, the Audit Committee, after considering borrower's lack of payment capacity, the most recent broker price opinion of the mortgaged property and the additional expenses that would result from a foreclosure process, approved a short sale transaction for the mortgaged property. The short sale transaction was held on October 2019 for approximately $423,081, resulting in a charge-off of approximately $438,858. The largest outstanding balance of the loan during 2019 was approximately $854,356.

In March 2012, BPPR also entered into an agreement with Mr. Unanue's same brother-in-law to pay $97,000 of the approximately $139,000 in credit card and personal loan debt (including accrued interest) owed by him, waiving approximately $42,000. These extensions of credit were made in the ordinary course of business prior to the date that Mr. Unanue joined the Board. The borrower agreed to make monthly payments of $538 until the amount was paid in full. In July 2017, after making payments totaling approximately $31,000, the borrower discontinued monthly payments, thereby defaulting on the indebtedness. Upon borrower's default, the approximately $42,000 waived under the 2012 agreement were reinstated as part of borrower's indebtedness. On July 2018, BPPR reinitiated collection proceedings for the outstanding amount of the debt. On September 2019, after exhausting collection efforts and after concluding that the borrower did not have sufficient assets to cover the debt, the Bank ceased collection efforts on this indebtedness. The outstanding debt balance as of September 2019 was $106,820, which also represented the largest outstanding balance of the loan during 2019.

In September 2008, a brother of Mr. Negrón obtained a $390,000 commercial loan from BPPR secured by a commercial property. The loan was a fully amortizing 15-year loan with a variable interest rate of prime plus 0.50%. The loan was made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable loan transactions with third parties at that time. In January 2015, BPPR approved the first of three 6-month temporary reductions to the borrower's monthly principal payments in the aggregate amount of $13,500. In August 2016, the term of the temporary loan modifications expired, and the borrower started to pay the loan under its original terms. The outstanding balance on the loan as of December 31, 2019 was approximately $146,917, and approximately $27,000 and $9,533 were paid during 2019 in principal and interest, respectively. The largest outstanding balance of the loan during 2019 was $173,917.

Mr. Cestero's brother and his wife had three loans outstanding, each secured by the borrowers' principal residence, where BPPR acted as either lender or servicer. All three loans were made prior to the time Mr. Cestero became an executive officer. The terms of these three loans are as follows:

- 30-year mortgage loan in the original principal amount of $537,000 made in 2003 by Popular Mortgage, then a subsidiary of BPPR, which was secured by a first mortgage over the residential property. Said mortgage was subsequently restructured in August 2005, February 2006 and July 2011. The latest restructuring resulted in a 30-year mortgage loan with an aggregate principal amount of $662,945 and a fixed annual interest rate of 6.50%. In 2006 a private investor acquired this loan and delegated to BPPR the authority to make decisions as servicer pursuant to established investor guidelines regarding the loss mitigation options available to borrowers. The borrowers became delinquent on their payments under this mortgage in September 2017 and, in July 2018, the Bank received a loss mitigation application from the borrowers as a result of which a three-month forbearance was granted. As of December 31, 2019, the loan was 822 days past due. No payment was received during 2019. As of December 31, 2019, the outstanding balance of the loan was $652,970 which also represented the largest outstanding balance of the loan during 2019.

- 30-year mortgage loan in the original principal amount of approximately $104,000 and a fixed annual interest rate of 7.375%, made by BPPR in 2006 and secured by a second mortgage on the same residential property. The loan was restructured in 2011 and from September 2017 to January 2018 the loan participated in the moratorium of principal and interest offered to BPPR's mortgage clients in the aftermath of Hurricane Maria and also benefitted from the same three-month forbearance as the first mortgage loan. In May 2018, the borrower defaulted on his payment obligations under the restructured loan and as of December 31, 2019 the loan was 610 days past due. No payment was received during 2019. As of December 31, 2019, the outstanding balance of the loan was $98,081 which also represented the largest outstanding balance of the loan during 2019.

- 5-year term loan in the original principal amount of $100,000 and a fixed annual interest rate of 5%, made by BPPR in 2010 and secured by a third mortgage on the same residential property. Since 2015, when the loan matured, the borrowers have only made partial payments of principal. During 2019 borrower only paid $1,000 in principal. As of December 31, 2019, the outstanding balance of the loan was approximately $91,702 which was also the largest outstanding balance of the loan during 2019.

In February 2019, and pursuant to the terms of the Related Party Policy, the Audit Committee approved the following transactions related to the aforementioned mortgages, which were executed on February 28, 2020. With respect to the first mortgage, the parties entered into a deed in lieu of foreclosure pursuant to which the mortgaged property was transferred to the private investor owner of the mortgage loan free and clear of all liens. In connection therewith, BPPR released the second and third mortgages over the residential property, subject to the following conditions. The borrowers made a one-time cash contribution of $30,000 to reduce the principal amount of the second mortgage loan and issued, for the benefit of BPPR, a 5-year, zero interest, unsecured promissory note in the amount of $82,177 granting BPPR the right to collect from the borrowers the balance of such debt. The borrowers will be required to make monthly payments of approximately $1,369 until the maturity date of the promissory note. With respect to the third mortgage, the borrowers will issue an unsecured promissory note that benefits from a corporate guaranty from the entity under which Mr. Cestero's brother operates a property appraisal business. The borrowers will be required to make monthly payments of approximately $500 until the maturity date of the unsecured promissory note, when their financial capacity will be reevaluated and a new payment plan is expected to be entered into.

Related parties of Mr. Ballester have outstanding loans made prior to the borrowers on such loans having become Related Parties of Mr. Ballester and which were acquired by BPPR in 2010 as part of the Westernbank FDIC assisted transaction. Such loans consist of the following: (i) four commercial loans made to entities that were wholly-owned by one brother-in-law of Mr. Ballester and (ii) one commercial loan made to an entity that was owned by same brother-in-law together with Mr. Ballester's father-in-law and another brother-in-law. The loans were secured by real estate and personally guaranteed by the owners of each borrower. The loans were originated by Westerbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR. Between 2011 and 2014, the loans were restructured to consist of (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had a maturity of September 30, 2016 and, thereafter, various interim

renewals were approved, with the last three renewals occurring in July and October of 2019, and February of 2020. The July and October 2019 renewals each included a three (3) month interim renewal from June 30, 2019 to September 30, 2019 and from September 30, 2019 to December 31, 2019, respectively, continuing under the same repayment schedule at a 4.5% fixed rate in Notes A and a 1% fixed rate in Notes B. In February 2020, and pursuant to the terms of the Related Party Policy, the Audit Committee approved a four (4) month interim renewal from December 31, 2019 to April 30, 2020 continuing at the same repayment schedule in Notes A and Notes B as the July and October 2019 renewals. After April 30, 2020, the February 2020 renewal provides for a 24-month extension, from April 30, 2020 to April 30, 2022, with Notes A subject to an interest rate of 5%, and Notes B continuing at a 1% interest rate. The February 2020 renewal also contemplates the modification and addition of certain covenants to Notes A. Also, the February 2020 renewal provides for the entity owned by one brother-in-law together with Mr. Ballester's father-in-law and another brother-in-law to purchase the participation of Mr. Ballester's father-in-law and another brother-in-law in said entity, the consent for such entity and another related entity to incur in additional indebtedness, and the issuance by a third related entity of an unsecured term note in the amount of $49,040 with a 5 year maturity at 7% interest rate. The aggregate outstanding balance on the loans as of December 31, 2019 was approximately $31.2 million and, during 2019, approximately $510,000 and $861,216 were paid in principal and interest, respectively. The largest outstanding balance of the loans during 2019 was approximately $32.7 million.

Mr. Carrión is President of and owns, together with his siblings, an entity which owns 35% of a corporation that owns a commercial building. In addition, Mr. Carrión's sister and brother-in-law are owners of an entity that has a participation of 21.5% in the same corporation. This corporation obtained in June 2001 a $30.4 million commercial loan from Doral Bank to provide financing for the development of the commercial building. In March 2007, Westernbank acquired the loan from Doral Bank and increased the loan amount to $40.5 million through additional borrowings. The loan had a 40-year amortization schedule, an interest rate of LIBOR plus 1.40% and a maturity date of March 2017.

The loan was secured by the commercial building developed with the proceeds of the loan and guaranteed by the owners of the borrower. The loan was acquired by BPPR in 2010 as part of the Westernbank FDIC assisted transaction. In February 2017, the loan was extended by BPPR until June 2017 under the same terms and conditions and, in May 2017, the loan was sold by BPPR to the Corporation, which in June 2017 renewed the loan for an additional three months. In August 2017, the Corporation refinanced the then-current $37.9 million principal balance of the loan at an interest rate of 5.15%, a maturity date of February 2019 and a 30-year amortization schedule. In February 2019, the Audit Committee approved, under the Related Party Policy, a 36-month renewal of the loan at an interest rate of 5.75% and a 30-year amortization schedule. Payments of principal and interest of approximately $535,000 and $2.1 million, respectively, were made during 2019. As of December 31, 2019, the outstanding balance of the loan was approximately $37.1 million. The largest outstanding balance of the loan during 2019 was $37.7 million. The borrower is current on its payments.

On August 2018, BPPR acquired certain assets and assumed certain liabilities of Reliable Financial Services and Reliable Finance Holding Company, Puerto Rico-based subsidiaries of Wells Fargo & Company engaged in the auto finance business in Puerto Rico. Prior to the acquisition, Reliable Financial Services had entered into a lease agreement with the corporation which is the borrower in the aforementioned loan and of which Mr. Carrión's Related Parties own 56.5% with respect to approximately 61,442 square feet of space (comprising approximately 34.54% of the rentable square feet) in the commercial building securing the commercial loan. As part of the acquisition, Popular Auto, as assignee of BPPR under the acquisition agreement, entered into an agreement with Reliable Financial Services to sublease the space necessary for Popular Auto, doing business as Reliable Auto, to continue the acquired operations until the expiration of the lease. In April 2019, the lease expired in accordance with its terms, and the property was fully vacated by Popular Auto. Rents paid pursuant to the sublease were a source of repayment of, and served as collateral to, the commercial loan. During 2019, Popular Auto paid to Reliable Financial Services approximately $545,680 under the sublease.



EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the key features of Popular's executive compensation program, 2019 compensation payments and rewards and the factors that we considered in making 2019 compensation decisions regarding our NEOs. For 2019, Popular's NEOs were:

Richard L. Carrión	Former Executive Chairman of the Board of Directors*
Ignacio Alvarez	President & Chief Executive Officer ("CEO")
Carlos J. Vázquez	Executive Vice President and Chief Financial Officer ("CFO")
Javier D. Ferrer	Executive Vice President and Chief Legal Officer ("CLO")
Lidio V. Soriano	Executive Vice President and Chief Risk Officer ("CRO")
Eli S. Sepúlveda	Executive Vice President, Commercial Credit Group, Banco Popular de Puerto Rico

* Mr. Carrión transitioned from Executive Chairman to non-executive Chairman of the Board of Directors on July 1, 2019. He was named Executive Chairman on July 1, 2017, after serving as CEO of Popular for 26 years, a role in which he was succeeded by Ignacio Alvarez.

The Corporation reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). A reconciliation of the GAAP to non-GAAP financial measures referred to herein is provided in Appendix A to this Proxy Statement. This discussion includes statements regarding financial and operating performance targets in the specific context of Popular's executive compensation program. Shareholders should not read these statements in any other context.

Overview

2019 CORPORATE PERFORMANCE AND HIGHLIGHTS

2019 was an outstanding year for Popular. We achieved record core earnings, positive credit quality trends and deposit and loan growth in our Puerto Rico and United States operations, while maintaining a robust capital position.

Net income for 2019 was $671.1 million, compared with $618.2 million in 2018. Our 2018 net income results included the benefit of $159 million related to the early termination of the FDIC shared-loss agreements and a $27.7 million expense related to the impact of the Puerto Rico tax reform on our deferred tax asset ("DTA"). After excluding the effects these items had on 2018 net income, adjusted net income in 2018 was $487.3 million.

The adjusted increase of $183.8 million in net income during 2019 was driven primarily by higher net interest income and lower provision expense. During 2019, the Corporation benefitted from the full-year impact of the acquisition of Reliable (Wells Fargo's former auto finance business in Puerto Rico), loan growth in both the Puerto Rico and United States markets and continued increases in deposit balances in Puerto Rico that, in turn, increased the contribution from our investment portfolio. A lower provision for loan losses also contributed to the profitability improvement as our banking subsidiaries continued to experience stable credit metrics.

Non-performing assets declined by 13% when compared to the previous year, and the net charge-off ratio was 0.96%, compared to 1.13% in 2018. These results reflect positive performance both in Puerto Rico and the United States. While net charge-offs increased in the United States due to the taxi medallion portfolio, this exposure was reduced to $19 million.

Capital levels remained strong with year-end Tier 1 Capital and Tier 1 Common ratios of 17.8%. In 2019 we increased the quarterly common stock dividend from $0.25 to $0.30 and repurchased $250 million in common stock. We also announced several capital actions we will execute in 2020, including an increase in the quarterly common stock dividend from $0.30 to $0.40 and a common stock repurchase program of up to $500 million.

Popular's shares closed 2019 at $58.75, 24% higher than in 2018. This performance compares favorably against U.S. peers and KBW Nasdaq Regional Banking Index ("KRX"), both of which increased 20% in the year.

POPULAR, INC. STOCK PERFORMANCE



For the incentive awards based on Popular, Inc.'s net income results, granted to executive officers and certain employees of the Corporation, the Talent and Compensation Committee of our Board of Directors (the "Committee") reduced 2019 net income by $26.5 million, related to certain tax benefits attributable to prior periods from our mortgage and commercial loans, to more accurately reflect our core performance so that participants were neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. On this basis, our adjusted after-tax net income for certain incentives in 2019 was $644.6 million. Refer to the GAAP to non-GAAP reconciliation in Appendix A of this Proxy Statement.

Some of Popular's additional key corporate accomplishments during 2019 included:

PUERTO RICO BUSINESS

- Increased total deposits by $3 billion (10%) from 2018.
- Maintained strong net interest margins at 4.30%.
- Acquired a credit card portfolio ($74 million) and the rights to issue the JetBlue co-branded loyalty credit card in Puerto Rico.
- Served 1.8 million customers, as of 2019 year-end, increasing by 45,000 from 2018.
- Market leader in auto loans, personal loans, credit cards, mortgage origination, commercial loans and deposits.
- Increased the offerings of innovative solutions to our customers through our digital transformation. Digital deposits captured 52% of total deposit transactions, up 10% from December 2018, and Mi Banco (online platform) active customers reached 915,000 in 2019, up 9% from 2018.

UNITED STATES BUSINESS

- Increased our total loan portfolio by $603 million (9%) and total deposits by $652 million (9%).
- Continued expanding our specialized business segments of condominium association banking and healthcare lending, and continued to evolve income streams led by private banking and residential mortgage originations.
- Increased digital deposit transactions to 49% of all deposits in December 2019, up from 47% in December 2018.

CREDIT QUALITY AND PROFITABILITY

- Improved the credit quality of our portfolio including reduction of non-performing loans held-in-portfolio as a percentage of loans held-in-portfolio (1.9%) and net charge-offs as a percentage of average loans held-in-portfolio (0.96%). The Corporation continues to closely monitor its portfolios and related credit metrics given Puerto Rico's ongoing economic and fiscal challenges.
- Increased net interest margin to 4.03%, a 2-bps improvement from 2018.

CAPITAL STRATEGY

- Increased earnings per share and tangible book value by 14% and 17%, respectively.
- Capital levels remained robust, with year-end Common Equity Tier 1 capital equal to 17.8%.
- Completed a common stock repurchase of $250 million.
- Increased our quarterly dividend to $0.30 per share from $0.25 per share.

ORGANIZATIONAL EXCELLENCE

- Transformed 28 branches in Puerto Rico to run on clean renewable energy sources.
- Streamlined our operations through robotic automation technology and the enhancements of procurement and vendor management processes.
- Continued the evolution of our corporate-wide customer service framework to enhance customer experience; comprehensive training for all employees was completed in 2019.
- Increased compensation (minimum base salaries and other adjustments) in Popular Bank and the Virgin Islands, enabling us to secure top talent.
- Developing talent is at the forefront of our business strategy. We have bolstered our learning initiatives to ensure our people have the skills required now and in the future.

SOCIAL COMMITMENT

- Maintained a strong branch presence in low and moderate-income communities: 28% of Banco Popular and 54% of Popular Bank branches are in these communities.
- Provided valuable financial and in-kind assistance through Fundación Banco Popular, Popular Bank Foundation and Popular's corporate donations and social programs. Our total social investment during 2019 was $6 million, impacting communities in Puerto Rico, United States and Virgin Islands in the areas of education, economic development, and the promotion of socially innovative ideas. Please refer to the Corporate Responsibility and Sustainability section of this Proxy Statement for additional details.
- 78% of our employees in Puerto Rico and 65% of our employees in the United States made voluntary financial contributions to our foundations, which were matched by the Corporation.

OUR 2019 EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

- **Performance-linked pay.** Popular's overarching compensation philosophy has always been to provide our executive officers with pay that is linked to performance and supports the long-term interests of our shareholders, while deterring improper sales practices and excessive risk-taking.

- **Continued Focus on Performance-based Compensation.** As seen in the graphs below, performance-based short- and long-term incentives represent the majority of our executive officers' target total compensation opportunity (63% of total compensation for the Executive Chairman, 75% for the President and CEO and 62% for the other NEOs). The target long-term equity incentive is based on two components: (i) one-half (50%) is granted as restricted stock, a portion of which vests upon retirement (whose grant value considers prior-year company and individual performance); and (ii) one-half (50%) is granted as performance shares, with actual value based on future performance over a 3-year period (one-half based on Total Shareholder Return ("TSR") relative to banks with assets greater than $10 billion and one-half based on an absolute 3-year cumulative Earning per Share ("EPS") goal). A breakdown of the target incentive elements is provided in the "2019 Compensation Program and Pay Decisions" section of this Proxy Statement.

- **2019 Short-term Incentives.** Our NEOs' 2019 short-term incentives ranged from 127% to 137% of target, reflecting Popular's strong net income results and favorable performance against pre-established financial and non-financial goals, as the Corporation strengthened its franchise, grew its customer base, managed credit exposure and delivered record core earnings.

- **2019 Long-term Awards.** Equity grants in 2019 were made above target (at midpoint between target and maximum), recognizing each NEOs' contribution to Popular's solid performance and strong leadership in the face of Puerto Rico's continued challenging social and macroeconomic conditions during 2018.



EXECUTIVE CHAIRMAN

$3.2M
TARGET
TOTAL
COMPENSATION

36% SALARY

32% ST CASH

32% LT EQUITY

63% OF PAY IS "AT-RISK"



CEO

$4.4M
TARGET
TOTAL
COMPENSATION

25% SALARY

50% ST CASH

25% LT EQUITY

75% OF PAY IS "AT-RISK"



OTHER NEOs

$0.7M - $1.8M
TARGET
TOTAL
COMPENSATION

38% SALARY

31% ST CASH

31% LT EQUITY

62% OF PAY IS "AT-RISK"

Note: Target total compensation is based on the base salary as of December 31, 2019.

- **2019 Salary Adjustments.** Each NEO, except for the former Executive Chairman and the CEO, received a merit increase adjustment ranging from 2% to 7% of base salary upon consideration of market benchmarking and individual performance.

- **2017-2019 Performance Share Vesting.** Upon the conclusion of the 2017-2019 performance cycle, the Committee approved vesting at 150% of target, based on the following results - equally weighted at 50%: (i) TSR - 92nd percentile relative to an industry index of U.S. banks with assets greater than $10 billion, resulted in maximum award (1.5 times target) and (ii) EPS – cumulative 3 year EPS result of $14.04 exceeded the target of $10.64 and maximum of $11.16, thereby yielding the maximum award (1.5 times target).

The Committee approves Popular's compensation programs upon consideration of market competitive trends, regulatory guidelines and leading practices. Furthermore, our executive compensation program is designed to discourage excessive or unnecessary risk taking and improper sales practices through the adequate balance of short-term and long-term incentives, thresholds and caps to limit payouts, and a mix of financial and non-financial goals, among other design features.

The following key features of our executive compensation program reflect our focus on balanced performance-based or otherwise "at risk" pay, long-term shareholder value and appropriate risk taking:



WHAT WE DO

✓ Use a combination of performance metrics to deter excessive risk-taking by eliminating focus on any single performance goal. The Committee may adjust incentive payouts if results are not aligned with Popular's risk appetite and related tolerances.

✓ Balance short-term (cash) and long-term (equity) compensation to discourage short-term risk-taking at the expense of long-term results.

✓ Use equity incentives to promote total return to shareholders, company performance and executive retention.

✓ Require significant stock ownership from our executive officers. Our CEO has a requirement of six times his base salary, and the other NEOs must own three times their base salary. As of February 2020, all NEOs had either met the requirement or were on track to comply within the designated timeframe.

✓ Hold a portion of equity vesting until retirement, thereby reinforcing long-term risk management and alignment with shareholder interests.

✓ Apply clawback features to all executive officer variable pay in the event of a financial results restatement, a materially inaccurate performance metric, or an executive's misconduct.

✓ Employ "double-trigger" vesting of equity awards in the event of a change in control (*i.e.*, vesting is only triggered upon a qualifying termination of employment following a change in control).

✓ Conduct annual incentives and sales practices risk reviews in conjunction with Popular's Chief Risk Officer.

✓ Assess the competitiveness of our executive compensation program through benchmarking of industry and peer group practices.

✓ Engage an independent compensation consultant who advises and reports directly to the Committee.



WHAT WE DON'T DO

✘ No tax gross-ups provided for any compensation or benefits.

✘ No special executive retirement programs or severance programs specific to executive officers.

✘ No speculative transactions in Popular's securities by executive officers is permitted, including: hedging and monetization transactions, such as zero-cost collars, forward sale contracts and short sales, equity swaps, options, and other derivative transactions.

✘ No pledging of common stock or other Popular securities as collateral for margin accounts or loans.

✘ No employment or change in control agreements with our NEOs.

✘ No excessive perquisites for executives.

2019 SAY ON PAY RESULTS

At Popular's annual shareholders meeting in May 2019, 96.08% of voting shareholders approved our overall executive compensation policies and practices. We believe that this illustrates our shareholders' support of our compensation philosophy and performance-based pay program. The perspectives of shareholders and industry leading practices were taken into consideration by management and the Committee as they developed strategic objectives, business plans and compensation elements supporting the 2019 compensation decisions. The Committee is committed to considering our shareholders' perspectives on an annual basis.

Compensation Objectives and Components

COMPENSATION OBJECTIVES

The key compensation objectives and guiding principles of Popular's executive compensation program and practices are as follows:

MOTIVATE AND REWARD HIGH PERFORMANCE

Ensuring and sustaining a proper pay-for-performance relationship is one of our key objectives. For Popular, performance means a combination of financial results (*e.g.*, net income, earnings per share, total shareholder return), strategic accomplishments and a demonstration of leadership competencies, all designed to support our company's business strategy and drive long-term shareholder value.

Base salary, as well as short- and long-term incentive compensation opportunities, are targeted at market median, with actual pay varying according to each executive's experience and performance. Our short-term incentive and equity awards provide the opportunity to earn increased pay (up to 1.5 times target) for superior performance and similar downside (no payout) should we not achieve our performance goals.

ALIGN EXECUTIVES WITH SHAREHOLDER INTERESTS AND BUILD LONG-TERM SHAREHOLDER VALUE

A significant component of our compensation program is equity-based pay designed to promote long-term value by rewarding sustained earnings growth, long-term return on shareholders' investment and the retention of key high-performing talent. Performance shares promote value creation by rewarding executives for future increases in earnings (EPS) and stock appreciation (TSR) depending on the degree of achievement of pre-established 3-year EPS and TSR targets. Restricted stock is awarded upon consideration of corporate and individual performance. These awards are designed to promote executive stock ownership and retention as the shares vest over time—with a portion held until retirement—further aligning our executives' interests with those of our shareholders. We also require significant stock ownership from our executive officers.

ATTRACT AND RETAIN HIGHLY QUALIFIED EXECUTIVES

Popular's executive compensation program seeks to attract, motivate and retain the talent needed to successfully deliver future earnings stability and growth. Our mix of salary and performance-based short- and long-term incentives provides a competitive offering to attract the best executive talent and promote engagement and long-term career retention. In consultation with management and its independent compensation consultant, the Committee balances competitiveness and retention features, while considering individual performance, experience and qualifications, as well as market practices and Popular's financial performance.

ENSURE EFFECTIVE CONTROLS AND SOUND RISK MANAGEMENT

Our incentive design seeks to dissuade our executives from taking excessive or unnecessary risks or promoting improper sales practices and ensures sound risk management and effective controls. Popular uses a balanced approach to incentive design through short-term (cash) and long-term (equity) components, a series of performance measures (financial, strategic, leadership, shareholder value), and the use of threshold performance requirements and payout caps, focusing on long-term performance periods and rewards (including a portion of equity awards that vests at retirement). The Corporation's Incentive Recoupment Guideline, which applies to cash and equity-based incentives, covers financial statement restatement, materially inaccurate performance criteria and misconduct. Also, the Committee may adjust individual awards based on consideration of compliance with policies, guidelines, laws and regulations; results and follow-up of audits and examinations; and operation within Popular's risk appetite.

COMPENSATION COMPONENTS - Purpose and Key Design Features

The following key components of our compensation program, combined with strong succession and development initiatives, drive our ability to secure top executive-level talent over the long-term.

BASE PAY	Fixed compensation to reflect each executive's role, contribution and performance.
FIXED	Paid in cash on a bi-weekly basis.

SHORT-TERM CASH INCENTIVE	Short-term incentive aligning performance measures with Popular's annual goals and business strategy. Actual pay depends on the prior-year achievement of performance goals (based on Popular's net income results, each NEO's individual goals and leadership competencies).
VARIABLE	Paid in cash during the first quarter of each year for prior year's performance.

LONG-TERM EQUITY INCENTIVE	Annual equity grant that rewards performance and aligns the NEOs with the interests of our shareholders. The award is granted during the first quarter of each year.
	Performance Shares (50%) One-half of the target equity award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period: • 1/2 based on TSR – relative to an industry index of banks. • 1/2 based on EPS – an absolute 3-year cumulative goal. **Restricted Stock (50%)** One-half of the target equity award is restricted stock granted upon consideration of corporate and individual performance. Supports NEO stock ownership and retention. Shares vest 20% annually over 4 years, holding the remaining 20% to vest upon retirement.
VARIABLE	

We also provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. We do not provide employment or change in control agreements.

2019 Compensation Program and Pay Decisions

BASE SALARY

In March 2019, each NEO, except for our former Executive Chairman and the CEO, received a merit increase adjustment ranging from 2% to 7% of base salary upon consideration of salary market benchmarking and individual performance. Mr. Ferrer's salary increase recognized the addition of the Corporation's strategic planning function to his roles and responsibilities effective February 2019. The Committee approved the adjustments outlined below:

NEO	2019 BASE SALARY	% OF ADJUSTMENT
RICHARD L. CARRIÓN	$1,200,000	0.0%
IGNACIO ALVAREZ	1,100,000	0.0
CARLOS J. VÁZQUEZ	702,270	2.0
JAVIER D. FERRER	600,000	7.0
LIDIO V. SORIANO	520,200	2.0
ELI S. SEPÚLVEDA	468,180	2.0

SHORT-TERM INCENTIVE COMPENSATION OPPORTUNITY

Popular's short-term incentive rewards the achievement of annual financial and non-financial goals that reinforce our business strategy and priorities, as well as the demonstration of our leadership competencies. Actual payouts depend on performance and are capped at 1.5 times the target award. Certain threshold levels of performance must be achieved for any payouts to be awarded. The table below summarizes the short-term incentive opportunities (as a % of base salary) allocated to our performance measures:

SHORT-TERM INCENTIVE (STI)	% OF TARGET ACHIEVEMENT	EXECUTIVE CHAIRMAN	CEO	OTHER NEOs
		% OF BASE SALARY AWARD		
CORPORATE NET INCOME	Threshold (85%)	12.5%	15%	10%
	Target	**25.0**	**30**	**25**
	Max (115%)	37.5	45	40
INDIVIDUAL ANNUAL GOALS (FINANCIAL/NON-FINANCIAL)	Threshold (85%)	22.5	25	20
	Target	**45.0**	**50**	**40**
	Max (115%)	67.5	75	60
LEADERSHIP	Min	0.0	0	0
	Target	**15.0**	**20**	**15**
	Max	22.5	30	20
TOTAL STI (as Percentage of Base Salary)	<Threshold	0.0	0	0
	Threshold	35.0	40	30
	Target	**85.0**	**100**	**80**
	Max	127.5	150	120

DETERMINATION OF 2019 SHORT-TERM ANNUAL CASH INCENTIVE (PAID IN 2020)

The following table summarizes the 2019 short-term cash incentive paid to the NEOs related to the achievement of the corporate, individual and leadership goals described below. On July 1, 2019, Mr. Carrión transitioned into service as non-executive Chairman of the Board of Directors. His short-term annual cash incentive award for 2019 was prorated based on the six months he served as Executive Chairman during 2019.

NEO	CORPORATE NET INCOME	INDIVIDUAL ANNUAL GOALS	LEADERSHIP	% OF TARGET ACHIEVED	% OF BASE SALARY[2]	TOTAL AWARD ($)
	% OF TARGET LEVEL ACHIEVED			TOTAL EARNED		
RICHARD L. CARRIÓN[1]	150%	114%	150%	131%	111%	$ 668,280
IGNACIO ALVAREZ	150	114	150	132	132	1,451,120
CARLOS J. VÁZQUEZ	160	122	133	136	109	764,561
JAVIER D. FERRER	160	123	133	137	109	655,500
LIDIO V. SORIANO	160	104	133	127	102	528,263
ELI S. SEPÚLVEDA	160	123	133	136	109	510,597

1) Mr. Carrion's % of target award and % of base salary are annual figures. The amount in the Total Award ($) column is the prorated award earned by Mr. Carrión based on the period during which he served as Executive Chairman in 2019. Upon retiring, Mr. Carrión remained as Chairman of the Board.
2) Total target awards as % of base salary for 2019 were 85% for Mr. Carrión, 100% for Mr. Alvarez and 80% for the other NEOs.

CORPORATE NET INCOME COMPONENT

As previously discussed, 2019 was marked by outstanding corporate achievements in terms of loan and deposit growth, stable credit quality and continued strong capital levels. Our 2019 GAAP net income increased from $618.2 million in 2018 to $671.1 million. We use GAAP after-tax net income adjusted, if applicable, for incentive purposes as the key financial metric for incentive compensation because we believe it best reflects the underlying performance of our ongoing operations. In determining the 2019 after-tax net income adjusted for incentive purposes, the Committee reduced 2019 GAAP net income by $26.5 million related to certain tax benefits attributable to prior periods from our mortgage and commercial loans to more accurately reflect our core performance. The Committee's use of adjustments is to ensure that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. On this basis, our after-tax net income adjusted for incentives purposes was $644.6 million. For information about how we calculated net income for incentive compensation purposes in 2019 and prior periods, see Appendix A of this Proxy Statement.

The adjusted net income for incentive purposes of $644.6 million represented 117% of the 2019 target of $551.6 million (exceeding the maximum of 115% of target achievement). This level of performance yielded the maximum payout on this component of the short-term annual cash incentive, as follows: 37.5% of base pay for the Executive Chairman, 45% for the CEO and 40% for the other NEOs.

LEADERSHIP COMPONENT

We believe our organization will thrive over time if our rewards recognize results and how such results are attained. The leadership component encompasses Popular's leadership competencies in areas such as strategic thinking, customer focus, talent management and building effective teams. The Committee determined that the NEOs exhibited outstanding leadership in 2019, effectively executing Popular's strategic priorities with energized customer focus, exceptionally strong talent and organizational resources, and increasingly cross-functional collaboration. These leadership capabilities enabled Popular to achieve record financial results and be extremely well positioned to maximize existing opportunities and create new ones for its continued success. Based on this, the Committee granted the maximum award on this component for 2019: 22.5% of base pay for Mr. Carrión, 30% for Mr. Alvarez, and 20% for Messrs. Vázquez, Ferrer, Soriano, and Sepúlveda.

ANNUAL GOALS COMPONENT

In this performance component of the executive compensation program, the Committee assessed the achievements and effectiveness of each NEO against predetermined quantitative and qualitative goals related to financial performance, efficiency and milestones in key corporate strategic projects, among other factors.

The following considerations were taken into account by the Committee in determining each NEO's annual goals component award:

Richard L. Carrión, former Executive Chairman	114% of target earned 51% of base salary

MAIN GOALS
• Further expand the reach and impact of Popular's corporate social responsibility strategic vision and philanthropic commitments.
• Support the CEO in the development of the real estate strategy for the financial district, where Popular's headquarters are located, to maximize the value of the corporation's real estate assets.
• Expand outreach efforts with local and federal governments and other stakeholders.

CONSIDERATIONS
• Oversaw the implementation of Fundación Banco Popular and Popular Foundation's strategic plan. Together, both foundations donated $3.1 million to non-profit organizations. Also spearheaded the development of the Fundación Banco Popular's 2020-2022 strategic plan and further strengthened partnerships with other foundations, both local and in the U.S. mainland, to maximize the impact of the foundations' efforts. Launched a multi-year project to establish an adult vocational training and youth afterschool program in Puerto Rico.

- Spearheaded the creation of a development plan for the Hato Rey sector in San Juan to promote commercial and community development. Presented the project to industry and government stakeholders, identified opportunities for public-private partnerships, completed preliminary designs and developed financial models.
- Maintained communication with representatives of the government and other relevant entities regarding Puerto Rico's fiscal situation, economic environment and alternatives for recovery. Also chaired a group composed of private citizens committed to influencing public policy by identifying, sharing and implementing solutions to the most pressing economic and social problems, including safety, economic opportunities, health and education.

Ignacio Alvarez, President & CEO

| 114% of target earned |
| 57% of base salarry |

MAIN GOALS
- Lead the successful execution of corporate and business strategies supporting the Corporation's strategic pillars of Sustainable and Profitable Growth, Simplicity, Customer Focus and Fit for the Future.
- Position the Corporation to take advantage of business opportunities in its Puerto Rico, Virgin Island and United States markets while effectively managing risk.

CONSIDERATIONS
Sustainable and Profitable Growth
- Maintained strong liquidity and capital positions, with year-end Common Equity Tier capital equal to 17.8%. Oversaw the execution of the $250 million common stock repurchase, increase in quarterly stock dividend to $0.30, and the development of the Corporation's capital plan.
- Led the attainment of solid business results in Puerto Rico, driven by continued strong net interest margin (4.30%), a loan portfolio of $20.2 billion (1.5% higher than 2018), a $3 billion (10%) increase in deposits and continued improvement in credit quality. Also, grew our customer base by 45,000 to reach 1.8 million customers.
- Guided the successful product, people and technology integration of the Reliable and Popular Auto businesses, as well as the acquisition of a credit card portfolio ($74 million) and the right to issue the JetBlue card in Puerto Rico.
- Oversaw the continued growth of loans and deposits in our United States business, both growing by 9%. Supported the expansion of U.S. specialized businesses (mainly association banking and healthcare) and the bank's private client offering.

Simplicity
- Continued Popular's operations and vendor management transformation, yielding reduced structural barriers, increased effectiveness of customer resolution processes, automation of core processes (including the expansion of robotic process automation and artificial intelligence), and a new procurement policy, procedures and electronic platform.
- Expanded our operational excellence efforts, based on the LEAN methodology, reducing non-value-added activities and impacting over 185,000 customers.

Customer Focus
- Guided initiatives to expand digital reach and capabilities. In Puerto Rico, 52% of total deposits were captured through digital channels (up 5 percentage points from 2018), while in the U.S. 48% of deposits were digital (up 3 percentage points from 2018). Opened a new branch focused on providing banking services via digital channels and self-service technology.
- Successfully completed the 2nd phase of the Corporation's multi-year service culture transformation initiative, training 100% of employees on the new service framework.

Fit for the Future
- Continued progress on building a culture of productive risk management through formalizing and strengthening the first line of defense program and remediating risks.
- Bolstered cyber security through multiple initiatives aimed at controls, technology enhancements and employee training.
- Oversaw corporate initiatives in the areas of performance management and coaching, wellness, leadership development, and diversity and inclusion. Demonstrated outstanding leadership skills, personally undertaking initiatives supporting employee engagement (webcasts, Town Halls, etc.).
- Strengthened our stakeholder relationships by interacting extensively with customers, investors, private sector business leaders, community leaders and local and federal government officials.

Carlos J. Vázquez, Executive Vice President & CFO

122% of target earned
49% of base salary

MAIN GOALS

- Manage and maintain adequate liquidity and capital resources.
- Support asset acquisition, business growth and efficiency initiatives.
- Implement strategic initiatives related to procurement and finance.

CONSIDERATIONS

- Maintained robust liquidity and capital resources, ending the year with Common Equity Tier capital of 17.8%. Developed strategies for the management of liquidity and investments that increased revenues without significant additional risk. Led the execution of the $250 million common stock repurchase and the development of the Corporation's capital plan.
- Guided the analysis, negotiations and integration of multiple asset acquisition and business expansion initiatives, including the Reliable auto finance business, the JetBlue co-branded credit card portfolio and insurance-related acquisitions.
- Collaborated with the CRO on the planning and implementation of the new Current Expected Credit Losses accounting methodology, including its incorporation in the Corporation's capital and business strategy planning.
- Directed key strategic initiatives related to sourcing and procurement, finance operations and expense management, driving efficiency and standardization within the core financial activities and throughout the organization. Procurement initiatives yielded close to $2 million in savings and cost avoidances, with procurement transaction completion rates exceeding the corresponding service-level commitments.
- Led outreach and communication efforts with existing and prospective investors, as well as analysts, to enhance investor information.

Javier D. Ferrer, Executive Vice President & CLO

123% of target earned
49% of base salary

MAIN GOALS

- Support and advise management and the Board of Directors with respect to Popular's strategic and business initiatives, including acquisitions, implementation of capital plan and other enterprise initiatives.
- Lead the Corporation's legal and corporate strategic planning function.
- Improve the legal department's support of, and alignment with, our business units.

CONSIDERATIONS

- Provided strategic and legal advice on principal strategic initiatives and critical legal matters throughout the year, including commercial and regulatory aspects.
- Contributed to the enhancement of risk management practices and the oversight of major litigation, investigations and regulatory matters.
- Led improvements to legal expense management efforts, resulting in a year-over-year reduction in outside legal expenses and below-budget internal legal operating costs.
- Drove improvements to corporate governance best practices and enhancements to shareholder rights.

Lidio V. Soriano, Executive Vice President & CRO | 104% of target earned
42% of base salary

MAIN GOALS

- Implement controls to ensure the Corporation operates within defined risk appetite and related tolerances.
- Implement enhancements to Popular's compliance, financial, operational, model validation, and credit risk programs.
- Guide technology initiatives to bolster our risk management framework.
- Enhance quantitative analytics resources within the organization.
- Enhance policies and procedures to strengthen the organization's risk framework

CONSIDERATIONS

- Actively monitored key risk indicators for legal, strategic, reputational and cyber risks and managed credit, compliance, interest rate, liquidity, operational, model, and market risks to ensure compliance with the Board of Directors' risk appetite. During the year, all risks indicators operated within approved tolerance levels.
- Facilitated and led the Corporation's Current Expected Credit Losses implementation process.
- Guided technology initiatives to enhance the Corporation's compliance framework.
- Established a framework to strengthen the Corporation's first line of defense risk program.
- Enhanced existing policies and procedures to strengthen the new products and services function and the Corporation's consumer policies.
- Continued to develop internal analytical capabilities with respect to model validation.

Eli S. Sepúlveda, Executive Vice President Commercial Credit Group | 123% of target earned
49% of base salary

MAIN GOALS

- Grow commercial deposits and loan portfolio.
- Manage commercial credit quality.
- Support strategic initiatives to improve commercial services and product offerings.
- Provide support to Popular Bank and Popular Auto commercial businesses.

CONSIDERATIONS

- Oversaw credit underwriting standards, including credit review and risk rating accuracy, resulting in improved commercial credit performance.
- Led efforts to maintain stable credit quality in our commercial portfolios, yielding reduced year-over-year net charge-offs and nonperforming loans in such portfolios.
- Directed initiatives to grow the commercial portfolio, with $1.4 billion in new money transactions originated. Managed a $3 billion year-over-year (December) increase in commercial deposits.
- Facilitated the implementation of improved deposit and services product offering for our Public Sector clients.
- Supported Popular Bank and Popular Auto in credit approval process. Both businesses grew their commercial loan portfolio.

LONG-TERM INCENTIVE COMPENSATION OPPORTUNITY

Popular's equity incentives align our executives' compensation with sustained long-term performance and the interests of our shareholders. Each NEO has a target long-term equity award opportunity that reflects market practice for similar roles. One-half (50%) of the target opportunity is granted as performance shares, with actual value based on future performance over a 3-year period (1/2 based on TSR relative to an industry index of banks with assets greater than $10 billion, and 1/2 based on an absolute 3-year cumulative EPS goal.) The other half (50%) is granted as restricted stock where the size of the award at grant can vary above or below target to reward prior year corporate results and individual contributions. The actual long-term incentive awards can range from zero to 1.5 times the target award. The 2019 long-term incentive opportunities (as a percentage of base salary) are presented below:

LONG-TERM INCENTIVE (LTI)	LEVEL OF ACHIEVEMENT	EXECUTIVE CHAIRMAN	CEO	OTHER NEOs
		% OF BASE SALARY AWARD		
EQUITY INCENTIVE - PERFORMANCE SHARES	Threshold	21.25%	50%	20%
	Target	**42.50**	**100**	**40**
	Max	63.75	150	60
EQUITY INCENTIVE - RESTRICTED STOCK	Threshold	21.25	50	20
	Target	**42.50**	**100**	**40**
	Max	63.75	150	60
TOTAL LTI	<Threshold	0.00	0	0
	Threshold	42.50	100	40
	Target	**85.00**	**200**	**80**
	Max	127.50	300	120
CONSOLIDATED TOTAL (STI & LTI)	<Threshold	0.00	0	0
	Threshold	77.50	140	70
	Target	**170.00**	**300**	**160**
	Max	255.00	450	240

DETERMINATION OF 2019 LONG-TERM INCENTIVE AWARDS (GRANTED IN FEBRUARY 2019)

In February 2019, the Committee approved NEO equity grants, as follows:

RESTRICTED STOCK

Restricted stock, reflecting 50% of the target equity incentive opportunity, supports executive ownership and retention. The value of awards granted may vary from zero to 1.5 times the executive's target award based upon consideration of the prior year's corporate and individual performance assessed by the Committee on a holistic basis. Once granted, shares vest on a pro-rata basis, with 20% vesting annually over the first 4 years and the remaining 20% vesting at retirement.

Our stock-ownership and vest-at-retirement provisions support our desire to ensure our executives own stock and are aligned with our shareholders, retain high performing executives, balance rewards with appropriate risk mitigation, as well as position the grants as a retirement benefit.

The Committee granted 2019 awards above target level (at midpoint between target and maximum), recognizing each NEO's contribution to Popular's solid performance and strong leadership in the face of Puerto Rico's continued challenging social and macroeconomic conditions during 2018.

PERFORMANCE SHARES

Performance shares, reflecting 50% of the target long-term equity incentive opportunity, reward our future performance and vest only if pre-defined performance goals are achieved. Awards were granted at target award level and vest on the third

anniversary of the grant based on actual performance during the 2019-2021 period. Two measures, weighted equally, are used to determine vesting:

- 3-year relative TSR compared to an industry index of U.S. banks with assets greater than $10 billion; and

- 3-year absolute cumulative EPS.

Each performance measure has a pre-defined threshold (minimum result for which an incentive would be payable), target and maximum (stretch) level of performance that determines vesting at the end of the 3-year period. Performance below threshold results in forfeiture of the shares allocated to the corresponding performance measure. Dividend equivalents are accrued and paid at the end of the performance period based on the actual number of shares earned. The TSR portion pays at 100% of target if Popular's 3-year relative TSR is at the 50th percentile of the comparator group, scaling down to 50% of target if Popular's 3-year relative TSR is at the 25th percentile. Performance below the 25th percentile results in forfeiture of allocated shares. Conversely, if Popular's 3-year relative TSR is at or above the 75th percentile, the TSR portion pays the maximum of 150% of target. If Popular's 3-year

absolute TSR is negative, payout will be limited to a maximum of 100% of target, even if Popular's relative positioning is above the 50th percentile.

The EPS portion provides for specific cumulative EPS goals whereby target reflects an expectation for 3-year growth that aligns with our Board-approved budget and is deemed by the Committee as reasonable but challenging. Threshold for the 3-year period represents the minimum level of EPS growth that should warrant a payout. The maximum goal reflects superior performance over the 3-year period that represents stretch performance that is possible, but less likely to be achieved. Our historical payouts to date have averaged 70% of the target number of shares during the last 3 performance cycles.

The Committee granted 2019 equity awards to the NEOs, based on targets (defined as percentage of base pay) with the grant date fair market value indicated in the table below. Restricted stock was granted above target upon consideration of the previously noted strong performance. The awards will vest as previously described to the extent that the corresponding service and performance conditions are met.

	TOTAL GRANT DATE FAIR VALUE			Restricted Stock	Performance Shares
NEO	% OF TARGET	% OF BASE PAY	$	$	$
RICHARD L. CARRIÓN	112.5%	95.6%	$1,147,560	$ 637,560	$ 510,000
IGNACIO ALVAREZ	112.5	225.0	2,475,000	1,375,000	1,100,000
CARLOS J. VÁZQUEZ	112.5	90.0	619,650	344,250	275,400
JAVIER D. FERRER	112.5	90.0	504,900	280,500	224,400
LIDIO V. SORIANO	112.5	90.0	459,000	255,000	204,000
ELI S. SEPÚLVEDA	112.5	90.0	413,100	229,500	183,600

PERFORMANCE SHARES PAYOUT: 2017-2019 PERFORMANCE CYCLE

Similar to the grant in 2019, the Committee approved a grant of performance shares in February 2017, designed to reward performance over the 3-year performance period (2017-2019). The awards were granted at target with a potential payout ranging from 0%-150% of target, weighted 50% based on relative TSR compared to an industry index of U.S. banks with assets greater than $10 billion and 50% based on absolute cumulative EPS over the performance period. In February 2020, the Committee reviewed Popular's 2017-2019 performance and determined the degree to which the goals were attained. Below is a summary of the payout:

2017-2019 RELATIVE TSR (50% OF AWARD)

Popular's final 3-year TSR of 47.3% was in the 92nd percentile relative to the other banks in the industry index of U.S. banks with assets greater than $10 billion. As a result, shares were earned for this component at the maximum level of achievement (>75th percentile), yielding a payout of 150% of target on this component, as outlined below:

THREE-YEAR RELATIVE TSR RANKING 2017-2019
(50% of performance shares granted)



2017-2019 ABSOLUTE EPS, AS ADJUSTED (50% OF AWARD)

According to EPS adjusted for compensation purposes for the 2017-2019 performance cycle, outlined on Appendix A of this Proxy Statement, the resulting 3-year cumulative EPS of $14.04 was above the maximum of $11.16, yielding a payout of 150% of target on this component, as outlined below.

In determining our 2019 adjusted EPS, the Committee reduced our 2019 after-tax GAAP net income of $671.1 million by $26.5 million related to certain tax benefits from our mortgage and commercial loans, to more accurately reflect our core performance, so that participants were neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. On this basis, our adjusted after-tax net income for incentive purposes was $644.6 million.

ABSOLUTE EARNINGS PER SHARE 2017-2019
(50% of performance shares granted)



PROFIT SHARING INCENTIVE AWARDED FOR 2019 (PAID IN FEBRUARY 2020)

Popular's compensation program includes a profit-sharing component, with eligibility extended to all full-time and part-time employees. The annual contribution is determined by the Board of Directors at its discretion, taking into account: (i) the extent to which Popular exceeded the minimum level of 103% of budgeted after-tax net income before profit sharing in the prior year (up to a maximum of 115%), and (ii) other factors such as risk management and credit quality, and the execution of critical corporate growth and efficiency projects, among others. Awards may range up to 8% of each employee's prior-year total cash compensation, with eligible compensation capped at $70,000. The first 4% of the contribution is payable in cash, with anything above 4% paid as a contribution by Popular to the Savings and Investment plans.

In February 2020, based on the Corporation's 2019 above-budget after-tax net income results, the Board of Directors approved the maximum award of 8% of each employee's prior-year total cash compensation. This yielded a payout to each NEO of $5,600 (8% capped at $70,000), $2,800 paid in cash as Non-Equity Incentive Plan Compensation and $2,800

paid as a contribution by Popular to the Savings and Investment Plan, shown as Other Compensation in the Summary Compensation Table.

PERQUISITES AND BENEFITS

Perquisites and other executive benefits do not represent a significant portion of our executive compensation program. We do not provide employment agreements, change in control arrangements, tax gross-ups, supplemental retirement benefits or club memberships to our executives. During 2019, perquisites, such as home security, the use of company-owned automobiles and personal tickets to events sponsored by Popular, were offered on a limited basis to NEOs. Popular owns an apartment in New York City, which was used by Mr. Carrión for business and non-business matters during 2019. Because availability of the corporate-owned apartment for personal use conveyed a personal benefit to Mr. Carrión, we disclose the full rental value of said apartment as Other Compensation in the Summary Compensation Table.

Governance and Assessment of Executive Compensation

ROLE OF THE TALENT AND COMPENSATION COMMITTEE

In accordance with its charter, a copy of which is available at www.popular.com, the Committee establishes Popular's general compensation philosophy and oversees the compensation program for executive officers, including our NEOs. It also reviews and approves the overall purpose and goals of our incentive compensation system and benefits plans. In addition, it reviews plans for executive officers' development and succession.

The Committee met five times during 2019. Furthermore, throughout the year, the Committee maintained ongoing communication with its external advisors (including its independent compensation consultant), other directors and management to discuss topics such as emerging legislative and regulatory trends and leading practices. As needed, the Committee also sought information and advice from external legal counsel on regulatory and legal aspects of executive compensation, employee benefits and board committee governance.

The Committee assesses the effectiveness of its compensation program by reviewing its strategic objectives and business plans, considering each NEO's scope of responsibility, reviewing market

reference data and assessing the relationship between pay and performance (Popular relative to its compensation peer group and executives relative to their performance goals). The Committee also evaluates whether our compensation programs meet Popular's goals by monitoring engagement and retention of executives, and by assessing the relationship between company and individual performance and actual payouts. Furthermore, in conjunction with the annual review of the compensation plans with the CRO, the Committee monitors and evaluates whether the design of incentive plans fosters an environment of appropriate risk-taking and sound business decisions.

The Committee may modify payments or adjust the compensation program in light of economic or business results, regulatory requirements, risk assessments or results of the annual shareholders advisory vote on executive compensation. It may also recoup previously awarded cash and equity-based incentives due to a financial statement restatement, a materially inaccurate performance metric or misconduct.

The Committee's main activities in 2019 included:

EXECUTIVE COMPENSATION DETERMINATIONS AND GRANTS

- Reviewed, discussed and approved 2019-2021 performance share goals with respect to total shareholder return and earnings per share.

- Reviewed 2018 performance of executive officers (including NEOs) and approved awards of short-term cash incentive, performance shares and restricted stock, which were paid or granted in early 2019.

- Assessed the compensation competitiveness of all NEOs and other executive officers.

- Reviewed executive officer equity holdings and compliance with Popular's stock ownership guidelines.

- Received education and updates from its compensation consultant and other sources concerning regulatory developments, market trends and leading practices in executive compensation.

- Validated the compensation peer group for future market comparisons.

GOVERNANCE

- Discussed incentive plan risks with the CRO and management, concluding that our incentive plans and sales practices did not encourage unnecessary or excessive risk taking.

- Assessed the evolution in recent years of the Committee's functions and changed the name and charter to reflect additional talent responsibilities.

- Evaluated the services provided by its compensation consultant.

BENEFITS

- Reviewed cost, funding, participation and utilization trends related to Popular's health and welfare and retirement benefits, including its on-site health center, wellness incentives and employee retirement readiness.

- Reviewed the liability-driven investment strategy implemented for the Banco Popular de Puerto Rico Retirement Plan.

OTHER

- Reviewed executive officer development and succession planning, including for the CEO in the event of emergency and in the ordinary course of business.

- Examined key human resources indicators, including headcount, personnel costs, turnover and employee engagement, among others.

- Reviewed progress in Popular's diversity and inclusion strategy, including gender-related aspects of compensation programs.

- Met in executive session during each Committee meeting.

Although the Committee exercises its independent judgment in reaching compensation decisions, it also utilizes the advice of the Chairman and of the CEO, as well as other key senior leaders of the Corporation. They work with the Committee to ensure that the compensation programs are aligned with Popular's strategic objectives. They also discuss corporate strategy and business goals with the Committee and provide feedback regarding NEO performance. The CEO may not be present during voting or deliberations on his compensation.

ROLE OF THE COMPENSATION CONSULTANT

The Committee engages the services of compensation consultant Meridian Compensation Partners, LLC ("Meridian") to serve as its independent advisor. Meridian reviews Popular's executive compensation program competitiveness and the pay-for-performance relationship in light of competitive market practices among our peer group and applicable regulations. During 2019, Meridian attended Committee meetings and conferred on multiple occasions with the Committee Chair and various Committee members to provide updates and guidance on compensation matters. During the entire period, Meridian reported directly to the Committee regarding these matters, and the firm had no other relationship with, nor provided any other services to, Popular.

The Committee has reviewed and concluded that Meridian's consultation services comply with the standards adopted by the SEC and by NASDAQ with regard to compensation advisor independence and conflicts of interest. The Committee will continue to monitor this compliance on an ongoing basis.

COMPENSATION INFORMATION AND PEER GROUP

The Committee periodically assesses the competitiveness of its executive pay practices through external studies conducted by Meridian, as well as through supplemental internal research based on proxies and compensation surveys (Willis Towers Watson and others). The Committee also considers executive compensation information from financial institutions in its headquarters market of Puerto Rico.

The Committee utilizes the information from internal and external analyses to assess the appropriateness of compensation levels (relative to market and performance) and considers the information when setting program guidelines, including base salary ranges, incentive targets and equity compensation. An individual's relative compensation with respect to the peer group may vary according to his or her role, Popular's financial performance, individual qualifications, experience and performance as assessed by the Committee.

Our compensation peer group used for 2019 pay and performance comparisons, as well as reviews of compensation structure and design, was approved by the Committee in June 2018 and comprised the banks listed in the table below. Popular's total assets were positioned near the median of the group.

PEER GROUP	
ASSOCIATED BANC-CORP	NEW YORK COMMUNITY
BANKUNITED, INC.	PEOPLE'S UNITED FINANCIAL
BOK FINANCIAL CORPORATION	REGIONS FINANCIAL CORPORATION
COMERICA INCORPORATED	SIGNATURE BANK
CULLEN/FROST BANKERS INC.	STERLING BANCORP
EAST WEST BANCORP INC.	SVB FINANCIAL GROUP
FIRST HORIZON NATIONAL CORPORATION	SYNOVUS FINANCIAL CORP.
FIRST REPUBLIC BANK	UMPQUA HOLDINGS CORPORATION
HUNTINGTON BANCSHARES INC.	WEBSTER FINANCIAL CORP.
KEYCORP	ZIONS BANCORPORATION
M&T BANK CORPORATION	

Assisted by Meridian, the Committee reevaluated the peer group in June 2019 to ensure it remained appropriate given consolidation and growth among the peer companies. Considering no significant changes occurred, the peer group remained the same as 2018.

Other Aspects of Our Executive Compensation Program

STOCK OWNERSHIP GUIDELINES

Our NEOs are subject to stock ownership guidelines to reinforce their commitment to creating long-term shareholder value. Within five years of appointment, the CEO must reach and subsequently retain shares equivalent to six times his base salary; the requirement for the other NEOs is three times their base salary. Any unvested performance shares are not considered to satisfy the requirement. As of February 2020, all NEOs had met the requirement or were on track to comply within the designated timeframe. In addition to this, a portion of our NEOs' long-term equity incentives vests upon retirement, thereby reinforcing long-term risk management and alignment with shareholder interests. Mr. Carrión is now subject to director stock ownership requirements described in the corresponding section of this Proxy Statement.

INCENTIVE RECOUPMENT GUIDELINE (CLAWBACK)

The Committee has established an Incentive Recoupment Guideline covering its executive officers and other employees designated by the Committee from time to time, which provides for the recoupment of certain cash- and equity-based incentive compensation awards and payments in the event of (i) a restatement of all or a portion of Popular's financial statements; (ii) a performance goal or metric that is determined to be materially inaccurate; or (iii) an act or omission by the covered executive that constitutes misconduct.

EQUITY AWARD GRANT PROCEDURES

The Committee adopted an Equity Award Grant Procedure to standardize the process of granting equity in accordance with applicable law and regulatory requirements and avoid the possibility or appearance of timing of equity grants for the personal benefit of executives or employees. Under these procedures, equity awards to executive officers are granted at the Committee's first regularly scheduled meeting taking place in the month of February, and equity awards to other employees are granted on the first business day that NASDAQ is open following the second complete day of trading following the release of the Corporation's earning results for the first quarter of the calendar year. Equity grants to certain newly hired employees or

promoted individuals, including executive officers, are made on the last business day prior to the 15th day of each month or the last business day of each month, whichever day first follows the date on which the newly-hired individual commences providing active services to the Corporation or the promoted individual commences providing active services to the Corporation at the promoted level.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

As part of its role, the Committee considers the deductibility of executive compensation under Section 162(m) of the U.S. Internal Revenue Code. The Committee is cognizant of and will continue to consider the impact of the U.S. Tax Cuts and Jobs Act of 2017, which expanded the number of individuals covered by Section 162(m) of the Internal Revenue Code and eliminated the exception for performance-based compensation (generally effective beginning for the 2018 tax year) on the Corporation's compensation programs and design. In addition, for NEOs who are residents of Puerto Rico, compensation is deductible for income tax purposes if it is reasonable. It is the Committee's intention that the compensation paid to Popular's NEOs be deductible, to the extent practicable, but the Committee reserves the ability to grant or pay compensation that is not deductible. For the fiscal year 2019, all NEOs were residents of Puerto Rico.

Risk Mitigation

Appropriate risk management is a key consideration in Popular's daily operations and decisions. We seek to design compensation programs that do not promote improper sales practices or encourage excessive or unnecessary risk taking by employees. We share with management regular communications concerning the regulatory requirements governing sound sales and incentive practices.

The Committee conducts an annual review of incentive and sales practices risk in conjunction with the CRO. During the December 2019 Committee meeting, the CRO outlined the results of his evaluation, which covered absolute levels and year-over-year changes in number of participants and incentive award payouts, trends in customer claims and complaints, and an in-depth review of specific plans in multiple sales and support divisions. The review encompassed sales practices and the reinforcing framework of incentives, policies and procedures, monitoring and controls, customer inquiries/complaints, employee training, and feedback mechanisms. Based on the review, the CRO did not identify any incentive plans or sales practices that would encourage employees to take unnecessary or excessive risks.

In conjunction with risk management processes, the compensation programs are designed to adequately balance risks and rewards through: appropriate use of base pay, short-term incentives (cash) and long-term incentives (stock); thresholds and caps to limit payouts; mix of financial and non-financial components; link to company performance; and competitive pay practices. Furthermore, an executive's incentive payout may be adjusted by the Committee at its discretion if results are not aligned with Popular's risk appetite. The Committee will continue to monitor our compensation programs to ensure that they do not promote improper sales practices or inappropriate risk-taking, and that they comply with current and emerging regulations and industry leading practices.

Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted,

The Talent and Compensation Committee

María Luisa Ferré, Chair
Robert Carrady
John W. Diercksen
Carlos A. Unanue

2019 EXECUTIVE COMPENSATION TABLES AND COMPENSATION INFORMATION

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the year ended December 31, 2019, which reflects the full year of the equity (stock) and non-equity (cash) components of our current executive compensation program.

COMPENSATION

NAME AND PRINCIPAL POSITION	YEAR	SALARY (b)	BONUS (c)	STOCK AWARDS (d)	NON-EQUITY INCENTIVE PLAN COMPENSATION (e)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS(f)	ALL OTHER COMPENSATION (g)	TOTAL
RICHARD L. CARRIÓN(a) Former Executive Chairman	2019	$ 650,769	$50,000	$1,147,560	$ 671,080	$1,499,851	$550,875	$4,570,135
	2018	1,200,000	50,000	1,020,000	1,366,360	—	328,134	3,964,494
	2017	1,300,000	50,205	2,100,000	1,016,133	170,591	209,168	4,846,097
IGNACIO ALVAREZ President and Chief Executive Officer	2019	1,102,800	45,833	2,475,000	1,453,920	—	57,846	5,135,399
	2018	1,013,231	45,833	1,665,000	1,652,800	—	40,699	4,417,563
	2017	807,500	37,535	1,145,670	831,387	—	40,846	2,862,938
CARLOS J. VÁZQUEZ Executive Vice President and Chief Financial Officer	2019	702,951	29,261	619,650	767,361	146,046	25,862	2,291,131
	2018	686,423	28,688	540,000	763,111	—	18,041	2,036,263
	2017	675,000	28,225	506,250	537,030	47,055	21,089	1,814,649
JAVIER D. FERRER Executive Vice President and Chief Legal Officer	2019	596,800	25,000	504,900	658,300	—	26,704	1,811,704
	2018	559,308	23,375	440,000	623,659	—	15,605	1,661,947
	2017	550,000	22,932	412,500	437,953	—	13,693	1,437,078
LIDIO V. SORIANO Executive Vice President and Chief Risk Officer	2019	521,431	21,675	459,000	531,063	—	24,540	1,557,709
	2018	508,462	21,250	400,000	523,015	—	11,889	1,464,616
	2017	500,000	20,863	375,000	365,764	—	12,855	1,274,482
ELI S. SEPÚLVEDA Executive Vice President Commercial Credit Group, Banco Popular	2019	469,568	19,508	413,100	513,397	89,798	24,309	1,529,680
	2018	457,616	19,125	360,000	502,881	—	15,605	1,355,227
	2017	450,000	18,905	337,500	363,050	58,418	22,342	1,250,215

(a) Mr. Carrión transitioned from Executive Chairman to non-executive Chairman of the Board of Directors, on July 1, 2019. He was named Executive Chairman on July 1, 2017, after serving as CEO of Popular for 26 years, a role in which he was succeeded by Ignacio Alvarez. The Summary Compensation Table includes compensation he received as Executive Chairman and Chairman of the Board of Directors.

(b) Salary differences for the NEOs between 2018 and 2019 are attributable to the following: (i) merit increases, ranging from 2% to 7% of base salary, were awarded to C. Vázquez, J. Ferrer, L. Soriano, and E. Sepúlveda in March 2019; (ii) Mr. Carrion's earned salary covers the period up to his retirement date of July 1, 2019. Annual base salary as of December 31, 2019 was: I. Alvarez, $1,100,000; C. Vázquez, $702,270; J. Ferrer, $600,000; L. Soriano, $520,200; and E. Sepúlveda $468,180. R. Carrión's annual 2019 salary prior to retiring as Executive Chairman was $1,200,000.

(c) Includes Popular's customary Christmas bonus provided to its Puerto Rico-based employees, equal to 4.17% of base pay.

(d) The awards reported in the "Stock Awards" column were provided in the form of restricted stock and performance shares, granted on February 14, 2019. The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date ($54.69) and the probable outcome of applicable performance conditions. Refer to Note 37 to the Corporation's consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2019. With regard to the restricted stock, 80% of the shares will vest (i.e., no longer be subject to forfeiture) in equal annual installments over four years, and the remaining 20% will vest upon retirement. The grant date fair value of the restricted stock award is as follows: R. Carrión, $637,560; I. Alvarez, $1,375,000; C. Vázquez, $344,250; J. Ferrer, $280,500; L. Soriano, $255,000; and E. Sepúlveda $229,500.

The performance shares vest after the end of a 3-year performance cycle (2019-2021). The number of shares actually earned will depend on Popular's achievement of goals related to: (i) TSR relative to an industry index of U.S. banks with assets greater than $10 billion; and (ii) an absolute 3-year cumulative EPS goal. Each metric corresponds to one-half of the performance share incentive opportunity. Actual earned awards may range from 0 to 1.5 times the target opportunity based on performance. The amounts in the

table reflect the target (or 100%) level of achievement, as follows: R. Carrión, $510,000; I. Alvarez, $1,100,000; C. Vázquez, $275,400; J. Ferrer, $224,400; L. Soriano, $204,000; and E. Sepúlveda $183,600. The potential maximum value for each performance shares award is as follows: R. Carrión, $765,113; I. Alvarez, $1,650,107; C. Vázquez, $413,128; J. Ferrer, $336,672; L. Soriano, $306,100; and E. Sepúlveda, $275,528.

(e) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect: (i) the cash portion of the profit-sharing incentive awarded for 2019 ($2,800 for all NEOs) and (ii) the amounts earned by each NEO under Popular's annual short-term incentive for the applicable performance year (which are paid in the first quarter of the following calendar year). NEOs were eligible to participate in a 2019 annual cash incentive opportunity based on the achievement of their annual corporate, business unit and individual goals. The annual cash incentive awarded to Mr. Carrión was prorated based on his retirement as an executive effective July 1, 2019. The ''2019 Compensation Programs and Pay Decisions'' section of the Compensation Discussion and Analysis describes how the 2019 short-term incentive awards to the NEOs were determined.

(f) No additional benefits in the defined benefit retirement and restoration plans were earned in 2019, as they have been frozen since 2009. This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31, 2019. With respect to 2018, pursuant to proxy rules, the change in present value of accrued benefits is not reflected in this table since it decreased during the year. The 2019 increase is mainly due to a decrease in the discount rate used for measuring plan liabilities and an increase in life expectancies.

Present value for changes in pension value were determined using year-end Statement of Financial Accounting Standard Codification Topic 715, Compensation - Retirement Benefits (ASC 715) assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. The age to receive retirement benefits with no reductions is 55, provided the participant has completed 10 years of service. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

(g) The amounts reported in the "All Other Compensation" column reflect, for each NEO, the sum of (i) the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000, (ii) the amounts contributed by Popular to the Savings and Investment Plan, (iii) the 2019 profit-sharing incentive portion awarded as a contribution by Popular to the Savings and Investment Plan, (iv) the imputed cost of coverage in excess of $50,000 for group-term life insurance, and (v) the change in value of the retiree medical insurance coverage. On July 1, 2019, Mr. Carrión transitioned into service as non-executive Chairman of the Board of Directors. The compensation awarded to Mr. Carrión during 2019 for his service as non-executive Chairman of the Board is included in the ''All Other Compensation'' column and consists of the following: a chairman retainer fee of $125,000, a director annual retainer of $62,500 and an equity grant of $104,167 paid in restricted stock units (equivalent to 1,848 shares at a price of $56.38 on the grant date of July 12, 2019).

To the extent that an individual's aggregate amount of perquisites received is less than $10,000, such amounts have been excluded from the "Other Compensation" calculation, but all perquisites have been included by type in the table below.

	NON WORK-RELATED SECURITY[(i)]	USE OF COMPANY-OWNED VEHICLE	USE OF COMPANY-OWNED APARTMENT[(ii)]	OTHER[(iii)]
RICHARD L. CARRIÓN	•	•	•	•
IGNACIO ALVAREZ	•	•		•
CARLOS J. VÁZQUEZ		•		•
JAVIER D. FERRER		•		•
LIDIO V. SORIANO		•		•
ELI S. SEPÚLVEDA		•		•

(i) The cost to Popular for the personal security of Mr. Carrión during 2019 was $105,752.

(ii) The implied cost to Popular for the company-owned New York city apartment used by Mr. Carrión during 2019 for business and non-business matters was $97,849. The cost is based on the annual estimated market rental value as per the New York City Department of Finance 2019 Notice of Property Value and utility expenses incurred during 2019.

(iii) Includes benefits provided to certain NEOs, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by each NEO, such as personal tickets to events sponsored by Popular, the cost of routine preventive medical examination, and the incremental cost to Popular of administrative support provided to Mr. Carrión for personal matters.

The following table shows Popular's contributions to the Puerto Rico Savings and Investment Plan:

NAME	EMPLOYER MATCH TO SAVINGS PLAN ($)	PROFIT SHARING CONTRIBUTION TO SAVINGS PLAN ($)
RICHARD L. CARRIÓN	$8,250	$2,800
IGNACIO ALVAREZ	8,250	2,800
CARLOS J. VÁZQUEZ	8,250	2,800
JAVIER D. FERRER	8,250	2,800
LIDIO V. SORIANO	8,250	2,800
ELI S. SEPÚLVEDA	8,250	2,800

COMPENSATION

Grants of Plan-Based Awards

The following table details all equity and non-equity plan-based awards granted to each of the NEOs during fiscal year 2019.

NAME	GRANT DATE	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[c]	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[d]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
RICHARD L. CARRIÓN									$1,147,560
2019 Short-Term Cash Incentive		$210,000	$ 510,000	$ 765,000					
Restricted Stock	14-Feb-19							11,658	
Performance Shares	14-Feb-19				4,664	9,326	13,990		
IGNACIO ALVAREZ									2,475,000
2019 Short-Term Cash Incentive		440,000	1,100,000	1,650,000					
Restricted Stock	14-Feb-19							25,142	
Performance Shares	14-Feb-19				10,058	20,114	30,172		
CARLOS J. VÁZQUEZ									619,650
2019 Short-Term Cash Incentive		210,681	561,816	842,724					
Restricted Stock	14-Feb-19							6,295	
Performance Shares	14-Feb-19				2,518	5,036	7,554		
JAVIER D. FERRER									504,900
2019 Short-Term Cash Incentive		180,000	480,000	720,000					
Restricted Stock	14-Feb-19							5,129	
Performance Shares	14-Feb-19				2,052	4,104	6,156		
LIDIO V. SORIANO									459,000
2019 Short-Term Cash Incentive		156,060	416,160	624,240					
Restricted Stock	14-Feb-19							4,663	
Performance Shares	14-Feb-19				1,866	3,731	5,597		
ELI S. SEPULVEDA									413,100
2019 Short-Term Cash Incentive		140,454	374,544	561,816					
Restricted Stock	14-Feb-19							4,197	
Performance Shares	14-Feb-19				1,680	3,358	5,038		

(a) This section includes the 2019 short-term cash incentive. The amounts shown in the "Threshold" column assume that the leadership component did not meet performance "Threshold", but the NEOs are awarded with the minimum level for the Corporation and Business Unit goals; however, these portions are not guaranteed. The actual short-term annual incentive awards for 2019 performance were as follows: R. Carrión, $668,280; I. Alvarez, $1,451,120; C. Vázquez, $764,561; J. Ferrer, $655,500; L. Soriano, $528,263; and E. Sepúlveda $510,597. These amounts exclude the cash portion of the profit-sharing incentive awarded for 2019 ($2,800 for each NEO).

(b) This section includes the performance shares awarded on February 14, 2019. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 14, 2019 ($54.69). The shares will vest on the third anniversary of the grant date, subject to Popular's achievement of certain performance goals during the performance cycle. The performance goals will be based on two performance metrics weighted equally: Total Shareholder Return and absolute cumulative Earnings Per Share. The performance cycle is a three-year period beginning on January 1 of the calendar year of the grant date and ending on December 31 of the third year. Each performance goal will have a defined minimum threshold (*i.e.*, minimum result for which an incentive would be earned) equal to one-half of target number of shares, target (*i.e.*, result at which 100% of the incentive would be earned) and maximum level of performance (*i.e.*, result at which 1.5 times the incentive target would be earned).

(c) This section includes the restricted stock awarded on February 14, 2019; the number of shares was determined based on the closing price of Popular's common stock on the grant date of February 14, 2019 ($54.69). The shares will vest (*i.e.*, no longer to be subject to forfeiture) as follows: 80% will vest in equal installments on each of the first four anniversaries of the grant date and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(d) The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date and the probable outcome of applicable performance conditions.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the value of all restricted stock and performance shares previously awarded to the NEOs (based on the closing price of Popular's common stock as of December 31, 2019, which was $58.75).

	STOCK AWARDS			
NAME	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
RICHARD L. CARRIÓN	37,881	$2,225,509	21,206	$1,245,853
IGNACIO ALVAREZ	67,462	3,963,393	39,507	2,231,036
CARLOS J. VÁZQUEZ	32,169	1,889,929	11,326	665,403
JAVIER D. FERRER	25,722	1,511,168	9,229	542,204
LIDIO V. SORIANO	23,385	1,373,869	8,390	492,913
ELI S. SEPÚLVEDA	20,764	1,219,885	7,551	443,621

(a) Vesting dates of shares or units of stock that have not vested:

	RESTRICTED STOCK AWARDS						PERFORMANCE SHARES AWARD	TOTAL
NAME	2006[i]	2015[i]	2016[ii]	2017[iii]	2018[iv]	2019[v]	2017[vi]	
RICHARD L. CARRIÓN[vii]	—	—	—	—	—	—	37,881	37,881
IGNACIO ALVAREZ	—	3,214	7,264	4,236	15,514	25,142	12,092	67,462
CARLOS J. VÁZQUEZ	601	2,428	5,486	3,195	5,032	6,295	9,132	32,169
JAVIER D. FERRER	—	1,978	4,470	2,604	4,100	5,129	7,441	25,722
LIDIO V. SORIANO	—	1,799	4,064	2,367	3,727	4,663	6,765	23,385
ELI S. SEPÚLVEDA	70	1,511	3,414	2,130	3,354	4,197	6,088	20,764

(i) The shares will vest upon termination of employment on or after age 55 and completing 10 years of service.

(ii) 80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (January 27, 2016) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iii) 80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (February 24, 2017) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iv) 80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (February 23, 2018) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(v) 80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (February 14, 2019) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(vi) The number of shares shown in the tables above are actual shares earned based on the degree to which the goals were attained during the 2017 - 2019 performance cycle that ended on December 31, 2019. The shares were subject to continued time-based vesting until February 24, 2020. The dividend equivalents earned as of December 31, 2019 and subject to continued time-based vesting until February 24, 2020, were as follows: R. Carrión, 2,668 shares; I. Alvarez, 852 shares; C. Vázquez, 644 shares; J. Ferrer, 524 shares; L. Soriano 478 shares; and Eli Sepúlveda 430 shares.

(vii) Upon Mr. Carrión's retirement as Executive Chairman effective July 1, 2019, the vesting of all outstanding restricted stock was accelerated. However, when assuming his new role as non-executive Chairman of the Board on July 1, 2019, he received a grant in restricted stock units. For details please refer to footnote (g) of the 2019 Summary Compensation Table in the Executive Compensation Tables and Compensation Information section of this Proxy Statement.

(b) Vesting dates of unearned shares, units or other rights that have not vested:

NAME	2018 PERFORMANCE SHARES AWARD[i]	2019 PERFORMANCE SHARES AWARD[ii]	TOTAL
RICHARD L. CARRIÓN[iii]	11,880	9,326	21,206
IGNACIO ALVAREZ	19,393	20,114	39,507
CARLOS J. VÁZQUEZ	6,290	5,036	11,326
JAVIER D. FERRER	5,125	4,104	9,229
LIDIO V. SORIANO	4,659	3,731	8,390
ELI S. SEPÚLVEDA	4,193	3,358	7,551

(i) The number of performance shares shown in the table above is based on achievement of target performance. The shares will vest on February 23, 2021, subject to the achievement of certain performance goals during the 2018 - 2020 performance cycle.

(ii) The number of performance shares shown in the table above is based on achievement of target performance. The shares will vest on February 23, 2022, subject to the achievement of certain performance goals during the 2019 - 2021 performance cycle. Refer to Note (b) of the Grants of Plan-Based Awards Table.

(iii) Upon Mr. Carrión's transition to non-executive Chairman, effective July 1, 2019, outstanding performance shares continue to vest until the 3-year performance cycle for each grant concludes.

Option Exercises and Stock Vested Table for 2019

The following table includes certain information with respect to the vesting of stock awards during 2019.

NAME	STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[i]
RICHARD L. CARRIÓN [ii]	145,058	$7,861,725
IGNACIO ALVAREZ	23,811	1,297,580
CARLOS J. VÁZQUEZ	16,310	884,924
JAVIER D. FERRER	13,291	721,121
LIDIO V. SORIANO	12,081	655,472
ELI S. SEPÚLVEDA	10,252	556,504

(i) Value represents the number of shares that vested multiplied by the closing market value of our common stock on the applicable vesting dates.

(ii) Vested shares during 2019 included 80,243 shares whose vesting was accelerated upon Mr. Carrión's retirement. The value realized on the vesting of these shares was based on the closing price of Popular's common stock as of June 30, 2019 of $54.24.

COMPENSATION

Post-Termination Compensation

PENSION AND RETIREMENT BENEFITS

Popular offers comprehensive retirement benefits to all eligible employees, including NEOs, as summarized below:

PENSION BENEFITS

The following table sets forth certain information with respect to the value of Pension Benefits accrued as of December 31, 2019 under Popular's pension plans for the NEOs eligible to participate under such plans. Messrs. Alvarez, Ferrer, and Soriano are not eligible to participate in the Retirement Plan or the Restoration Plans and are, therefore, not listed in the table below.

NAME	PLAN NAME	Number of Years of Credited Service Through April 30, 2009	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year ($)
RICHARD L. CARRIÓN	Retirement Pension Plan	32.917	$1,509,413	$ 38,368
	Benefit Restoration Plan		6,577,095	167,184
CARLOS J. VÁZQUEZ	Retirement Pension Plan	8.750	356,987	—
	Benefit Restoration Plan		944,293	
ELI S. SEPÚLVEDA	Retirement Pension Plan	17.583	745,408	—
	Benefit Restoration Plan		—	

(a) This column represents the present value of all future expected pension benefit payments. Values were determined using year-end ASC 715 assumptions with the exception that payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

Normal retirement is upon reaching age 65 and completion of 5 years of service. The normal retirement benefit is equal to the sum of (a) 1.10% of the average final compensation multiplied by the years of credit up to a maximum of 10 years, plus (b) 1.45% for each additional year of credit up to a maximum of 20 additional years. Participants become eligible for early retirement upon the earlier of: (a) attainment of age 50 with sum of age and years of service equal or greater than 75 or (b) attainment of age 55 with 10 or more years of service.

Retirement Plan. The Retirement Plan is a defined benefit pension plan that is tax-qualified under the Puerto Rico Internal Revenue Code and the U.S. Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was frozen with regard to all future benefit accruals after April 30, 2009. The Retirement Plan's benefit formula is based on a percentage of average final compensation and years of service. Normal retirement age under the Retirement Plan is age 65 with 5 years of service.

Restoration Plans. Popular has adopted two non-U.S. tax qualified Benefit Restoration Plans ("Restoration Plans"), which are designed to restore benefits that would otherwise have been received by an eligible employee under the Retirement Plan but for the limitations imposed by the U.S. Internal Revenue Code. The Restoration Plans do not offer credit for years of service not actually worked, preferential benefit formulas or accelerated vesting of pension benefits, beyond the provisions of the Retirement Plan. The restoration benefits of employees who are residents of Puerto Rico are funded through a pension trust that is qualified under the Puerto Rico Internal Revenue Code.

In addition, BPPR maintains an irrevocable "rabbi" trust as a source of funds for payment of benefit restoration liabilities to all non-Puerto Rico resident participants.

SAVINGS AND INVESTMENT PLANS

Puerto Rico Savings And Investment Plan. The Popular, Inc. Puerto Rico Savings and Investment Plan is tax-qualified under the Puerto Rico Internal Revenue Code of 2011, as amended. It allows eligible Puerto Rico-based employees to defer a portion of their eligible annual cash compensation on a pre-tax or after-tax basis, subject to the maximum amount permitted by applicable tax laws. Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

USA Savings And Investment Plan. The Popular, Inc. 401(k) USA Savings and Investment Plan is a U.S. tax-qualified plan that permits eligible U.S.-based employees to defer a portion of their eligible annual cash compensation on a pre-tax basis, subject to the maximum amount permitted by applicable tax laws. Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

NON-QUALIFIED DEFERRED COMPENSATION

The following table shows nonqualified deferred compensation activity and balances attributable to NEOs who participate in the corresponding plan. Mr. Soriano does not participate and is, therefore, not listed in the table below.

Name	Executive Contribution in Last FY (2019)[a]	Registrant Contribution in Last FY (2019)	Aggregate Earnings in Last FY (2019)[b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (12/31/2019)
RICHARD L. CARRIÓN	$ 19,385	—	$10,185	$101,428	$ —
IGNACIO ALVAREZ	125,689	—	38,952	—	333,470
CARLOS J. VÁZQUEZ	112,282	—	56,309	—	362,988
JAVIER D. FERRER	44,435	—	17,216	—	124,401
ELI S. SEPÚLVEDA	13,590	—	31,138	—	181,880

(a) Amounts reported in this column are included in the Salary column of the Summary Compensation Table.

(b) Based on notional earnings and losses from notional investments made by participants in a slate of investment options available under the plan. As such, said earnings are not included as compensation in the Summary Compensation Table.

Puerto Rico Nonqualified Deferred Compensation Plan. The Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan allows certain management or highly compensated Puerto Rico-based employees to defer receipt of a portion of their annual cash compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan. Participants are fully vested in their deferrals at all times. The plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2019, Messrs. Carrión, Alvarez, Vázquez, Ferrer, and Sepúlveda participated in this plan.

Popular North America, Inc. Deferral Plan. The Popular North America, Inc. ("PNA") Deferral Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of PNA or its subsidiaries. Under this plan, participants may elect to defer a portion of their annual cash compensation. The PNA Deferral Plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education.

The Puerto Rico and North America deferral plans maintain irrevocable "rabbi" trusts as a source of funds for payment of deferred compensation obligations to participants.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

No Employment or Change in Control Agreements; No Gross-ups. Popular does not have any employment or change in control agreements with our NEOs and does not provide for any tax gross-ups.

2004 Omnibus Plan. Popular's 2004 Omnibus Incentive Plan, as amended (the "Omnibus Plan"), contains provisions governing change in control with respect to outstanding equity awards. The terms of the Omnibus Plan, as amended as of April 30, 2013, provide for "double-trigger" vesting in the event of a Change in Control, which means that awards subject to time-based vesting will vest if the holder's employment is terminated without Cause, or if the holder terminates employment for Good Reason (each as defined in the Omnibus Plan) within two years after a Change in Control. Except as otherwise set forth in an award agreement, awards subject to performance-based vesting will be deemed earned at the greater of target or actual performance through the Change in Control date (or if no target level is specified, the maximum level) and will be subject to time-based vesting through the end of the original performance cycle for each such award, subject to accelerated vesting on a termination without Cause or for Good Reason within two years after the Change in Control. Awards granted under the Omnibus Plan before April 30, 2013 generally vest on a Change in Control. Under the Omnibus Plan, a Change in Control generally occurs: (i) if any person acquires direct or indirect ownership of 50% or more of Popular's outstanding voting stock; (ii) upon consummation (shareholder approval for pre-April 30, 2013 awards) of any consolidation or merger in which we are not the surviving corporation; or (iii) upon shareholder approval of the sale, lease, exchange or transfer of

all, or substantially all, of the assets to an entity which is not a wholly-owned subsidiary of Popular. However, a Change in Control will not occur if holders of common stock immediately prior to the consolidation or merger have the same or substantially the same proportionate ownership of the surviving corporation immediately after the merger.

Puerto Rico Statutory Severance. Under Puerto Rico law, if any employee hired prior to January 26, 2017 (including all of our NEOs) is terminated from employment without "just cause", as defined by Puerto Rico Law No. 80 of May 30, 1976 ("Law 80"), the employee is entitled to statutory severance, which is calculated as follows: (i) employees with less than five years of employment—two months of compensation plus an additional one week of compensation per year of service; (ii) employees with five through fifteen years of employment—three months of compensation plus two weeks of compensation per year of service; (iii) employees

with more than fifteen years of employment— six months of compensation plus three weeks of compensation per year of service.

The following table and footnotes describe certain potential payments that each NEO would receive upon termination of employment or a change in control as of December 31, 2019. The table does not include:

• Compensation or benefits previously earned by the NEO or equity awards that are fully vested, including benefits under the Savings and Investment Plans described above;

• The value of pension benefits that are disclosed in the Pension Benefits table above; and

• The amounts payable under deferred compensation plans that are disclosed in the Nonqualified Deferred Compensation Plan table above.

• The severance amounts payable under Law 80.

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan ($)[b]		
		Restricted Stock	Performance Shares	Senior Exec. Long-Term Incentive Plan[f]
RICHARD L. CARRIÓN[g]				
Retirement[c]	$4,662,850	$4,352,380	$ n/a	$310,470
Death & Disability	n/a	n/a	n/a	n/a
Change in Control[d]	n/a	n/a	n/a	n/a
Resignation[e]	n/a	n/a	n/a	n/a
Termination With Cause	n/a	n/a	n/a	n/a
Termination Without Cause[e]	n/a	n/a	n/a	n/a
IGNACIO ALVAREZ				
Retirement[c]	3,963,393	3,963,393	—	—
Death & Disability	6,284,429	3,963,393	2,321,036	—
Change in Control[d]	6,284,429	3,963,393	2,321,036	—
Resignation[e]	3,963,393	3,963,393	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	5,116,851	3,963,393	1,153,458	—
CARLOS J. VÁZQUEZ				
Retirement[c]	1,889,929	1,889,929	—	—
Death & Disability	2,555,332	1,889,929	665,403	—
Change in Control[d]	2,555,332	1,889,929	665,403	—
Resignation[e]	1,889,929	1,889,929	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	2,234,909	1,889,929	344,980	—

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan ($)[b]		Senior Exec. Long-Term Incentive Plan[f]
		Restricted Stock	Performance Shares	
JAVIER D. FERRER				
Retirement[c]	—	—	—	—
Death & Disability	2,053,372	1,511,168	542,204	—
Change in Control[d]	2,053,372	1,511,168	542,204	—
Resignation[e]	—	—	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	1,400,875	1,119,776	281,099	—
LIDIO V. SORIANO				
Retirement[c]	—	—	—	—
Death & Disability	1,866,782	1,373,869	492,913	—
Change in Control[d]	1,866,782	1,373,869	492,913	—
Resignation[e]	—	—	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	1,211,154	955,611	255,543	—
ELI S. SEPÚLVEDA				
Retirement[c]	1,219,885	1,219,885	—	—
Death & Disability	1,663,506	1,219,885	443,621	—
Change in Control[d]	1,663,506	1,219,885	443,621	—
Resignation[e]	1,219,885	1,219,885	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	1,449,872	1,219,885	229,987	—

(a) The annual performance incentive is not guaranteed; therefore, if termination of employment takes place before the date the award is paid, the NEO would not be entitled to receive the award. However, the NEO would be entitled to the earned profit-sharing incentive awarded for 2019 of $5,600.

(b) Values of equity grants are based on $58.75, the closing price of Popular's common stock as of December 31, 2019. Amounts paid with respect to incentive awards granted after September 25th, 2014 are subject to clawback based on Popular's Incentive Recoupment Guideline, as previously discussed in the "Other Aspects of Our Executive Compensation Program'' section. Termination provisions based on type of termination prior to vesting are detailed in the table below. The termination provisions identified in the table below as Become Vested and Prorated Vesting, entail a lump sum payment by the Corporation. The termination provision identified as Contingent Vesting, entails a payment by the Corporation at the end of the performance cycle.

	Regular Restricted Stock	Performance Shares
Retirement	Become Vested	Contingent Vesting
Death & Disability	Become Vested	Become Vested
Change in Control	Become Vested	Become Vested
Resignation	Forfeiture	Forfeiture
Termination With Cause	Forfeiture	Forfeiture
Termination Without Cause	Prorated Vesting	Prorated Vesting

(c) For grants prior to January 2014, retirement is defined as termination of employment on or after attaining age 55 and completing 10 years of service (except when termination is for cause). For grants after January 2014, the retirement definition was modified to be termination of employment on or after attaining the earlier of: (x) age 55 and completing 10 years of service, or (y) age 60 and 5 years of service (except when termination is for cause).

COMPENSATION

(d) Outstanding awards granted in 2006 are subject to a single trigger requirement for accelerated vesting in the event of change of control. Outstanding awards granted in 2015, 2016, 2017, 2018 and 2019 are subject to double trigger in the event of a change of control. The following amounts are subject to single trigger: C. Vázquez, $35,309 and E. Sepúlveda $4,113. The following amounts are subject to double trigger: R. Carrión, $1,245,853; I. Alvarez, $6,284,429; C. Vázquez, $2,520,023; J. Ferrer, $2,053,371; L. Soriano, $1,866,781; and E. Sepúlveda $1,659,394.

(e) For I. Alvarez, C. Vázquez, and E. Sepúlveda with respect to restricted stock, any resignation or termination without cause would be considered retirement since they are retirement-eligible. This scenario would not apply to Mr. Carrión as of July 1, 2019 when Mr. Carrión transitioned into service as non-executive Chairman of the Board of Directors. The other NEOs are not retirement eligible as of December 31, 2019.

(f) The Senior Executive Long-Term Incentive Plan was a performance-based plan with a three-year performance period. Awards were made under the plan in 1997, 1998 and 1999 based on Popular's performance during the respective preceding three-year performance periods. The plan had financial targets such as return on equity and stock appreciation. The plan gave NEOs the choice of receiving the incentive in cash or common stock. If they chose common stock, the compensation was deferred in the form of common stock until termination of employment.

(g) Upon Mr. Carrión's retirement as executive, effective July 1, 2019, the vesting of 80,243 shares of outstanding restricted stock and 5,724 shares outstanding in the Senior Executive Long-Term Incentive Plan was accelerated. The value realized on the vesting of these shares was based on the closing price of Popular's common stock as of June 30, 2019 of $54.24. However, outstanding performance shares continue to vest until the 3-year performance cycles for each grant close. Please refer to the Outstanding Equity Awards at Fiscal Year End section of this Proxy Statement for details on the outstanding performance shares and vesting dates.

CEO Pay Ratio

The table below sets forth comparative information regarding (A) the 2019 annual total compensation of Mr. Alvarez, our current CEO, (B) the 2019 annual total compensation of our median employee identified in 2019, and (C) the ratio of our CEO's 2019 annual total compensation compared to the 2019 annual total compensation of our median employee. For 2019, the ratio of Mr. Alvarez's 2019 annual total compensation to the 2019 annual total compensation of our median employee was 133 to 1.

CEO 2019 annual total compensation (A)	$5,135,399
Median employee 2019 annual total compensation (B)	$ 38,614
Ratio of (A) to (B)	133:1

To identify the median employee in 2019, compensation data was gathered for our entire employee population as of December 31, 2019, excluding our CEO. We used total 2019 earned compensation (salary, incentives and commissions) as the compensation measure that best reflects the compensation of all our employees.

In accordance with SEC rules, after identifying our median employee, the 2019 annual total compensation of the median employee and our CEO were determined using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table in this Proxy Statement.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Compensation of Directors

The Corporate Governance and Nominating Committee has primary responsibility for reviewing and recommending director compensation levels, subject to approval by the full Board. In making its recommendations, the committee reviews the Board's responsibilities and the compensation practices of our peers. During 2018, the Corporate Governance and Nominating Committee engaged Meridian Compensation Partners, LLC, to perform an analysis of the Corporation's non-employee director compensation. Compensation was compared to the peer group used for executive compensation benchmarking, all publicly traded companies similar in asset size to the Corporation. After considering peer practices and various compensation structures and upon recommendation of the Corporate Governance and Nominating Committee, in September 2018, the Board unanimously approved a revised director compensation program which became effective on the date of the 2019 annual meeting of shareholders.

Under the revised program, all retainers are paid in either cash or equity, at the director's election. Similarly, all equity awards granted to the director may be paid in either restricted stock or restricted stock units under the Corporation's omnibus incentive plan. All equity awards will vest and become non-forfeitable on the grant date of such award. At the director's option, the shares of common stock underlying the restricted stock unit award are delivered to the director either on the 15th day of August immediately following the date of retirement of the director or in equal annual installments on each 15th of August of the 1st, 2nd, 3rd, 4th and 5th year after the date of retirement of the director. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the director will receive an additional number of restricted stock units that reflect reinvested dividend equivalents.

Popular reimburses directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings, participating in continuing director education programs and for other Popular-related business expenses, including the travel expenses of spouses if they are specifically invited to attend the event for appropriate business purposes.

On July 1, 2019, after serving two years as Executive Chairman and 26 years as Chief Executive Officer of the Corporation, Mr. Carrión transitioned into service as non-executive Chairman of the Board. Upon Mr. Carrión's transition, the Corporate Governance and Nominating Committee, after considering peer practices and the Chairman's additional significant responsibilities and required time commitment, approved a compensation structure for the non-executive chairman role. The compensation program for the Chairman of the Board consists of an annual chairman retainer (payable either in cash or equity, at the chairman's option), as well as the regular non-employee director compensation described herein. Mr. Carrión's compensation for 2019 was prorated to reflect time served as Chairman of the Board during the compensation period. Mr. Carrión's compensation for service as non-executive Chairman of the Board is included in the "Other Compensation" column of the Summary Compensation Table of this Proxy Statement.

The following table summarizes the compensation program for non-management directors in effect during 2019:

2019 COMPENSATION PROGRAM

Compensation	Amount
Equity Grant	$125,000
Retainer	75,000
Additional Retainers	
Chairman Retainer	$150,000
Lead Director Equity Grant	25,000
Audit and Risk Committee Chair Retainer	20,000
Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer	15,000

The compensation program corresponds to the 12-month period that commences on the date of the annual meeting of shareholders.

2019 Non-Employee Director Summary Compensation Table

The following table provides a summary of the compensation awarded to Popular's non-employee directors during 2019.

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joaquín E. Bacardí, III	$75,000	$126,355	—	—	—	—	$201,355
Alejandro M. Ballester	90,000	126,355	—	—	—	—	216,355
Robert Carrady[c]	—	253,897					253,897
John W. Diercksen	—	222,332	—	—	—	—	222,332
María Luisa Ferré	90,000	126,355	—	—	—	—	216,355
C. Kim Goodwin	95,000	126,355	—	—	—	—	221,355
Myrna M. Soto	—	202,115	—	—	—	—	202,115
William J. Teuber, Jr.[d]	75,000	151,627	—	—	—	—	226,627
Carlos A. Unanue	—	202,115	—	—	—	—	202,115

(a) Represents the cash value of the $75,000 annual retainer and the Committee Chair retainers. During 2019, Mr. Ballester and Mss. Goodwin and Ferré elected to receive the Committee Chair retainers in cash.

(b) Represents the award of restricted stock units granted to non-employee directors during 2019 under the Popular's 2004 Omnibus Incentive Plan with a grant date fair value determined in accordance with FASB ASC Topic 718. The awards reported in this column include the annual equity grant of $125,000 and the award of restricted stock units granted to each director as dividend equivalents with a grant date fair value as follows: Mr. Bacardí, $1,355; Mr. Ballester $1,355; Mr. Carrady, $2,115; Mr. Diercksen,$2,332; Ms. Ferré, $1,355; Ms. Goodwin, $1,355; Ms. Soto, $2,155, Mr. Teuber $1,627 and Mr. Unanue, $2,155. In the case of Messrs. Carrady, Diercksen, Unanue and Ms. Soto, the amounts also include the $75,000 annual retainer which they elected to receive in restricted stock units instead of cash. The amounts for Messrs. Teuber and Diercksen also include the Lead Director Equity Grant and the Audit Committee Chair retainer, respectively.

The following represents the restricted stock units granted to each director as of December 31, 2019 under Popular's 2004 Omnibus Incentive Plan: Mr. Bacardí, 2,165; Mr. Ballester, 2,165; Mr. Carrady, 3,464; Mr. Diercksen, 3,810; Ms. Ferré, 2,165; Ms. Goodwin, 2,165; Ms. Soto, 3,464, Mr. Teuber 2,598 and Mr. Unanue, 3,464. The following amounts represent the restricted stock units granted to each director as dividend equivalents as of December 31, 2019: Mr. Bacardí, 25; Mr. Ballester, 25; Mr. Carrady, 39; Mr. Diercksen, 43; Ms. Ferré, 25; Ms. Goodwin, 25; Ms. Soto, 39, Mr. Teuber 30 and Mr. Unanue, 39.

(c) Mr. Carrady joined the Board of Directors effective January 1, 2019. For the period commencing on January 1, 2019 and ending on the day before the 2019 annual shareholder's meeting, Mr. Carrady was awarded the following pro-rated compensation based on the compensation program for non-management directors in effect during 2018: a restricted stock grant of $34,521 and a retainer of $17,261, which Mr. Carrady elected to receive in restricted stock instead of cash.

(d) Mr. Teuber resigned from the Board of Directors effective December 31, 2019. Upon Mr. Teuber's retirement, all of the restricted shares of common stock granted to him for his service as a director became vested. The restricted stock units granted to Mr. Teuber will be delivered to him in equal annual installments on each 15th of August of 2020, 2021, 2022, 2023 and 2024.

Director Stock Ownership Requirements

Each non-employee director must own common stock with a dollar value equal to five times his or her annual retainer. Non-employee directors are required to achieve that ownership level within three years of being named or elected as a director. Pledging of common stock as collateral for loans or in margin accounts is prohibited. Each director and nominee for director is currently in compliance with his or her common stock ownership requirements or is on track to comply within the designated timeframe.

COMPENSATION



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

IV

BENEFICIAL OWNERSHIP

Shares Beneficially Owned by Directors and Executive Officers

The following table sets forth the beneficial ownership of Popular's common stock as of March 13, 2020 for each director and nominee for director and each NEO, and by all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

COMMON STOCK

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Joaquín E. Bacardí, III	29,823	*
Alejandro M. Ballester	24,139(3)	*
Robert Carrady	5,822(4)	*
Richard L. Carrión	297,075(5)	*
John W. Diercksen	22,176	*
María Luisa Ferré	47,225(6)	*
C. Kim Goodwin	47,428	*
Myrna M. Soto	2,846	*
Carlos A. Unanue	132,699(7)	*
Ignacio Alvarez	169,077(8)	*
Javier D. Ferrer	45,146(9)	*
Lidio V. Soriano	77,525	*
Carlos J. Vázquez	119,208(10)	*
Eli S. Sepúlveda	42,985	*
All directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (22 persons in total)	1,308,656	1.47%

(1) For purposes of the table above, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Also, it includes shares of common stock granted under Popular's 2004 Omnibus Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Unanue, 36,657; Mr. Alvarez, 73,099; Mr. Ferrer, 19,299; Mr. Sepúlveda, 15,396; Mr. Soriano, 17,285; and Mr. Vázquez, 23,936, which represent in the aggregate 424,227 shares for all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

The table above does not include restricted stock units awarded to non-employee directors as part of their compensation since they are not deemed to be beneficially owned by the directors in accordance with Rule 13d-3 of the 1934 Act. Restricted stock units vest immediately upon their grant and are converted into an equivalent number of shares of common stock and delivered to the director, at his or her election, in a lump sum on the 15th of August following the date of termination of service as director, or in five equal annual installments on each 15th of August of the first five years following the date of termination of service as director. The following represents the restricted stock units granted to each director as of March 13, 2020 under Popular's 2004 Omnibus Incentive Plan: Mr. Bacardí, 2,202; Mr. Ballester, 2,202; Mr. Carrady, 3,521; Mr. Carrión, 1,869; Mr. Diercksen, 4,025; Ms. Ferré, 2,202; Ms. Goodwin, 2,202; Ms. Soto, 3,521, and Mr. Unanue, 3,521.

(2) "*" indicates ownership of less than 1% of the outstanding shares of common stock. As of March 13, 2020, there were 88,665,638 shares of common stock outstanding.

(3) Includes 816 shares owned by Mr. Ballester's children.

(4) Includes 2,750 shares owned by Plaza Escorial Cinemas Corp. in which Mr. Carrady has an ownership interest of 62.5%.

(5) Mr. Carrión has indirect investment power over 3,222 shares owned by his youngest son and 207 shares held by the estate of Mr. Carrion's deceased spouse. Mr. Carrión has approximately a 20.47% ownership interest in Junior Investment Corporation, a family investment vehicle, which owns 359,961 shares, of which 73,694 are included in the table as part of Mr. Carrión's holdings.

(6) Includes 12,139 shares owned by The Luis A. Ferré Foundation, over which Ms. Ferré has indirect investment and voting power.

(7) Includes 75,731 shares held by Mr. Unanue's mother, over which Mr. Unanue disclaims beneficial ownership. Mr. Unanue has an 8.33% interest in Island Can Corporation, of which he is General Manager, and which owns 64,000 shares, of which 5,331 are included in the table as part of Mr. Unanue's holdings and over which he disclaims beneficial ownership.

(8) Includes 3,336 shares owned by Mr. Alvarez's son.

(9) Includes 1,167 shares owned by Mr. Ferrer's wife over which he disclaims beneficial ownership.

(10) Includes 468 shares held by a family member, over which Mr. Vázquez has investment authority.

Principal Shareholders

The following table presents certain information as of January 31, 2020, with respect to any person, including any "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), who is known by Popular to beneficially own more than five percent (5%) of its outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	9,659,013	10.10%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	4,895,474	5.1%

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 10, 2020 by The Vanguard Group reflecting its common stock holdings as of January 31, 2020. The Vanguard Group indicates that it has sole voting power with respect to 49,658 shares of Popular's common stock, shared voting power with respect to 18,305 shares of Popular's common stock, sole dispositive power with respect to 9,604,220 shares of Popular's common stock, and shared dispositive power with respect to 54,793 shares of Popular's common stock.

(3) Based solely on information contained in a Schedule 13G filed with the SEC on February 7, 2020 by BlackRock, Inc. reflecting its common stock holdings as of December 31, 2019. BlackRock, Inc. indicates that it has sole voting power with respect to 4,521,805 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 4,895,474 shares of Popular's common stock, and no shared dispositive power with respect to any shares of Popular's common stock.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act requires Popular's directors and executive officers to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities. Officers and directors are required by SEC regulations to furnish Popular with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Popular or written representations that no other reports were required, Popular believes that, with respect to 2019, all filing requirements applicable to its officers and directors were satisfied.



PROPOSALS

PROPOSAL 1

Election of Directors

Popular's Restated Certificate of Incorporation (the "Certificate of Incorporation") establishes that the Board of Directors shall be composed of such number of directors as shall be established from time to time by the Board and that the Board shall be divided into three classes as nearly equal in number as possible, with each class having at least three members and with the term of office of one class expiring each year. Mr. William J. Teuber, Jr. resigned from the Board of Directors, effective December 31, 2019. Upon Mr. Teuber's resignation, the Board reclassified Mr. Alvarez to "Class 3" of the Board of Directors in order to comply with the three-member minimum requirement imposed by the Certificate of Incorporation to the classes of the Board.

At the annual meeting, three directors assigned to "Class 3" will be elected to serve until the 2023 annual meeting of shareholders or until their respective successors are duly elected and qualified. The remaining seven directors of Popular will continue to serve as directors, as follows: the three directors assigned to "Class 1," until the 2021 annual meeting of shareholders and the four directors assigned to "Class 2," until the 2022 annual meeting of shareholders, or in each case until their successors are duly elected and qualified. At this annual meeting our shareholders will have the opportunity to vote on an amendment to the Certificate of Incorporation to declassify the Board of Directors by the 2023 Annual Meeting of Shareholders. Refer to "Proposal 2" in this Proxy Statement for information on the amendment to the Certificate of Incorporation to declassify the Board of Directors by the 2023 Annual Meeting of Shareholders.

The persons named as proxies have advised Popular that, unless otherwise instructed, they intend to vote at the meeting the shares covered by the proxies "FOR" the election of the three nominees, and that if any one or more of such nominees should become unavailable for election they intend to vote such shares "FOR" the election of such substitute nominees as the Board may propose. Popular has no knowledge that any nominee will become unavailable for election.

The Certificate of Incorporation requires that each director receive a majority of the votes cast by shareholders in person or by proxy and entitled to vote (the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee). All nominees are currently serving on the Board. If an incumbent director is not elected by a majority of the shares represented at the annual meeting, Puerto Rico corporation law provides that the director continues to serve on the Board as a "holdover director." Under Popular's Amended and Restated By-Laws and Corporate Governance Guidelines, an incumbent director who is not elected by a majority of the votes cast must tender his or her resignation to the Board. In that situation, Popular's Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision.

The "Class 3" nominees for election as director at the 2020 Annual Meeting of Shareholders are: Ignacio Alvarez, María Luisa Ferré, and C. Kim Goodwin. Refer to the "Nominees for Election as Directors and Other Directors" section of this Proxy Statement for information on the director's experience and qualifications.

> **OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE TO THE BOARD**

PROPOSAL 2

Amendment to Article SEVENTH of Popular's Restated Certificate of Incorporation to Declassify the Board of Directors by the 2023 Annual Meeting of Shareholders

Article SEVENTH of Popular's Restated Certificate of Incorporation (the "Certificate of Incorporation") currently provides that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with each class having at least three members. Under the Certificate of Incorporation, directors in each class serve three-year terms and shareholders elect annually one class of directors, constituting approximately one-third of the entire Board of Directors.

The Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, regularly reviews our corporate governance practices to ensure that such practices, including the procedure for electing directors, are in line with governance best practices. After careful consideration, the Board of Directors believes that it is in the best interest of the Corporation and its shareholders that shareholders have the ability to evaluate and elect all directors on an annual basis. In furtherance thereof, the Board of Directors recommends that shareholders approve an amendment to Article SEVENTH of the Certificate of Incorporation to declassify the Board of Directors.

If the proposed amendment is approved by the shareholders, the existing classified board structure would be phased out over a three-year period beginning at the 2021 annual meeting of shareholders. Directors elected to three-year terms prior to the effectiveness of the proposed amendment (including the "Class 3" directors elected at this annual meeting, which term is set to expire at the 2023 annual meeting) will complete those terms. The term of the "Class 1" directors is set to expire at the 2021 annual meeting and the term of the "Class 2" directors is set to expire at the 2022 annual meeting, at which meetings the directors will stand for election on an annual basis, for one-year terms. Beginning with the 2023 annual meeting, all directors will stand for election annually. If approved by the shareholders, the amendment would be effective upon its filing with the Department of State of the Commonwealth of Puerto Rico, which the Corporation would file promptly following its approval.

The text of the proposed amendment to Article SEVENTH of the Certificate of Incorporation is set forth in Appendix B to this Proxy Statement, with additions of text indicated by underlining and deletions of text indicated by strike-outs. The text of the amendment proposed by Proposal 3 is also reflected in Appendix B to this Proxy Statement, as well as being set forth in Proposal 3. However, Proposals 2 and 3 are separate proposals subject to separate votes. If Proposal 3 is not approved, the language from Proposal 3 included in Appendix B to this Proxy Statement, will not be included with the amendment to our Certificate of Incorporation filed with the Secretary of State of the Commonwealth of Puerto Rico.

The affirmative vote of the holders of not less than two-thirds (2/3) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment in accordance with the terms of Article NINTH of the Certificate of Incorporation. Broker non-votes and abstentions will have the same effect as votes cast against the proposed amendment.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL

PROPOSAL 3

Amendment to the First Sentence of Article SEVENTH of Popular's Restated Certificate of Incorporation to Reduce the Minimum and Maximum Amount of Members Comprising the Board of Directors

The first sentence of Article SEVENTH of Popular's Restated Certificate of Incorporation (the ''Certificate of Incorporation'') provides that the Board of Directors shall be composed of not less than nine (9) nor more than twenty-five (25) members.

As part of its periodic corporate governance evaluation process, the Board of Directors reviews its size, structure and composition in light of corporate governance trends and recognized best practices. As a result of such review, the Board of Directors has concluded that reducing the range of the required number of directors to at least seven (7), but no more than fifteen (15) members, provides greater certainty to shareholders regarding the possible size of the Board of Directors while maintaining its agility and flexibility to fulfill its corporate responsibilities. Although the Board of Directors presently has no plan to reduce its current membership (currently set at eleven (11)), lowering the minimum number of directors from nine (9) to seven (7) in the Certificate of Incorporation provides flexibility to the Board of Directors in the event extraordinary, unforeseen circumstances result in a sudden increase in Board vacancies.

After careful consideration, the Board of Directors therefore recommends that shareholders approve the following amendment to the first sentence of Article SEVENTH of the Certificate of Incorporation to reduce the minimum and maximum amount of members comprising the Board of Directors to not less than seven (7) nor more than fifteen (15) members. Additions of text are indicated by underlining and deletions of text are indicated by strike-outs.

> ''SEVENTH: (1) The Board of Directors shall be composed of such number of directors as are established from time to time by the Board of Directors and approved by an absolute majority of directors; provided, however, that the total number of directors shall always be not less than ~~nine~~ seven (9̶7) nor more than ~~twenty five~~ fifteen (2̶5̶15).''

The text of the amendment proposed by Proposal 3 is reflected in Appendix B to this Proxy Statement, which also sets forth the proposed amendment to Article SEVENTH described in Proposal 2. However, Proposals 2 and 3 are separate proposals subject to separate votes. If Proposal 2 is not approved, the language from Proposal 2 included in Appendix B to this Proxy Statement will not be included with the amendment to the Certificate of Incorporation filed with the Secretary of State of the Commonwealth of Puerto Rico.

If the proposed amendment is approved by the shareholders, the amendment would be effective upon its filing with the Department of State of the Commonwealth of Puerto Rico, which the Corporation expects to file promptly after its approval.

The affirmative vote of the holders of not less than two-thirds (2/3) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment in accordance with the terms of Article NINTH of the Certificate of Incorporation. Broker non-votes and abstentions will have the same effect as votes cast against the proposed amendment.

OUR BOARD RECOMMENDS THAT YOU VOTE ''FOR'' THIS PROPOSAL

PROPOSAL 4

Amendment to Article NINTH of Popular's Restated Certificate of Incorporation to Eliminate Supermajority Vote Requirements

Article NINTH of the Restated Certificate of Incorporation of Popular, Inc. (the "Certificate of Incorporation") imposes a supermajority voting standard to approve amendments to the Certificate of Incorporation and approve certain other corporate actions. Article NINTH of the Certificate of Incorporation provides that the affirmative vote of the holders of not less than seventy-five percent (75%) of the total number of outstanding shares of the Corporation shall be required to: (i) amend Article NINTH of the Certificate of Incorporation, (ii) approve business combinations for which shareholder approval is required by applicable law or (iii) approve the voluntary dissolution of the Corporation. Article NINTH of the Certificate of Incorporation also provides that the affirmative vote of the holders of not less than two-thirds (2/3) of the total number of outstanding shares of the Corporation shall be required to amend the Certificate of Incorporation.

As part of its periodic corporate governance evaluation process, the Board of Directors reviews the Corporation's shareholder voting requirements in light of corporate governance trends and recognized best practices. As a result of such review, the Board of Directors has concluded that eliminating the supermajority vote requirements specified above would align the Corporation with corporate governance best practices and facilitate the approval of corporate matters commanding the support of a majority of the outstanding shares of the Corporation. After careful consideration, the Board of Directors therefore recommends that shareholders approve an amendment to the Certificate of Incorporation to eliminate the supermajority vote requirements included in Article NINTH of the Certificate of Incorporation.

If the proposed amendment is approved by the shareholders, the existing supermajority vote requirements described above would be replaced by a requirement that the following matters receive the affirmative vote of the holders of a majority of the outstanding shares of the Corporation (the minimum vote standard required by the Puerto Rico General Corporations Act): (i) amendments to the Certificate of Incorporation, (ii) business combinations for which stockholder approval is required by applicable law and (iii) the voluntary dissolution of the Corporation. If the proposed amendment is approved by the shareholders, the amendment would be effective upon its filing with the Department of State of the Commonwealth of Puerto Rico, which the Corporation would file promptly following its approval.

The text of the proposed amendment to Article NINTH of the Certificate of Incorporation is set forth in Appendix C to this Proxy Statement, with additions of text indicated by underlining and deletions of text indicated by strike-outs.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the Corporation's outstanding shares of common stock is necessary to adopt the proposed amendment in accordance with the terms of Article NINTH of the Certificate of Incorporation. Broker non-votes and abstentions will have the same effect as votes cast against the proposed amendment.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSALS

PROPOSAL 5

Adoption of the Popular, Inc. 2020 Omnibus Incentive Plan

In April 2004, our shareholders adopted the Popular, Inc. 2004 Omnibus Incentive Plan (the "2004 Omnibus Incentive Plan"). The 2004 Omnibus Incentive Plan provides for equity-based compensation incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalents, as well as cash and equity-based performance awards. In 2013, the 2004 Omnibus Incentive Plan was amended.

On February 28, 2020, our Board, based on the recommendation of our Talent and Compensation Committee, determined that it is in the best interests of the Corporation to adopt a new omnibus incentive plan, called the Popular, Inc. 2020 Omnibus Incentive Plan (the "2020 Omnibus Incentive Plan"). Accordingly, we are seeking approval of the 2020 Omnibus Incentive Plan.

Description of the 2020 Omnibus Incentive Plan

The following is a description of the material features of the 2020 Omnibus Incentive Plan. The full text of the 2020 Omnibus Incentive Plan can be found on Appendix D of this Proxy Statement. Capitalized terms used in this description, but not otherwise defined, have the meaning given to them in the 2020 Omnibus Incentive Plan.

The purpose of the 2020 Omnibus Incentive Plan is to provide flexibility to the Corporation and its affiliates to attract, retain and motivate our officers, executives and other key employees through the grant of awards and to adjust the Corporation's compensation practices to the leading compensation practices and corporate governance trends as they develop from time to time. The Plan is further intended to help retain and align the interests of the non-employee directors of the Corporation and its affiliates with the Corporation's shareholders. Effective upon the adoption of the 2020 Omnibus Incentive Plan by shareholders of the Corporation, no new awards will be made under the 2004 Omnibus Incentive Plan, the 2004 Omnibus Incentive Plan will continue to govern awards outstanding under the 2004 Omnibus Incentive Plan and such awards shall continue in full force and effect, subject to their original terms.

Administration

The Talent and Compensation Committee of the Board (and the Corporate Governance and Nominating Committee for purposes of director compensation), or such other committee as the Board may designate, is responsible for the administration the 2020 Omnibus Incentive Plan. The Talent and Compensation Committee consists of at least three members of the Board, each of whom must be a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act and otherwise independent under NASDAQ's director independence rules.

The Talent and Compensation Committee has full authority to interpret and administer the 2020 Omnibus Incentive Plan in order to carry out its provisions and purposes. The Talent and Compensation Committee has the authority to determine those persons eligible to receive Awards and to establish the terms and conditions of any Awards. The Talent and Compensation Committee may delegate, subject to such terms or conditions or guidelines as it may determine, to any employee or group of employees any portion of its authority and powers with respect to Awards to officers of the Corporation or any subsidiary who are not subject to the reporting requirements under Section 16(a) of the Exchange Act ("Executive Officers"). Only the Talent and Compensation Committee or the Board may exercise authority in respect of Awards granted to Executive Officers.

The Talent and Compensation Committee may condition the grant of any Award on entering into a written agreement containing covenants not to compete, not to solicit the Corporation's employees and customers and not to disclose confidential information.

Eligibility

Awards may be made to any individual who is an employee (including each officer) of the Corporation or any affiliate and to any nonemployee director of the Corporation or any affiliate. As of March 6, 2020, 10 non-employee directors and approximately 8,700 employees, including 12 executive officers, would have been eligible to participate in the 2020 Omnibus Incentive Plan.

Limits on Compensation to Non-Employee Directors

No nonemployee director of the Corporation may be granted (in any calendar year) compensation with a value in excess of $700,000, with the value of any equity-based awards based on the accounting grant date value of such award.

Types of Awards

The 2020 Omnibus Incentive Plan provides for grants of incentive stock options ("ISOs") qualifying for special tax treatment under Section 422 of the United States Internal revenue Code of 1986, as amended (the "U.S. Code"), qualified stock options ("QSOs") qualifying for special tax treatment under Section 1040.08 of the Puerto Rico Internal Revenue Code of 2011, as amended (the "Puerto Rico Code"), nonstatutory stock options ("Nonstatutory Options," and together with ISOs and QSOs, "Options"), stock appreciation rights ("SARs"), restricted stock units ("Restricted Stock Units"), restricted stock ("Restricted Stock"), dividend equivalents ("Dividend Equivalents"), long-term performance units ("Long-Term Performance Units"), performance shares ("Performance Shares"), and other stock-based or cash-based awards, whether granted singly, in combination or in tandem, pursuant to which Common Stock or cash may be delivered to the Award recipient.

Shares Subject to the 2020 Omnibus Incentive Plan; Other Limitations of Awards

If the plan is adopted, the maximum number of shares of Common Stock issuable under the 2020 Omnibus Incentive Plan for Awards will be 4,000,000, plus (a) any reserved shares not issued or subject to outstanding grants under the 2004 Omnibus Incentive Plan on the date of approval by the shareholders of the Corporation of the 2020 Omnibus Incentive Plan the ("Effective Date") and (b) shares that are subject to awards granted under the 2004 Omnibus Incentive Plan that cease to be subject to such awards by forfeiture or otherwise after the Effective Date. Following adoption of the plan, the maximum aggregate number of shares that may be issued under the plan for ISOs is 4,000,000. Following adoption of the plan, the maximum aggregate number of shares that may be issued under the plan for QSOs is 4,000,000. To the extent that any shares of Common Stock subject to an Award are not issued because the Award expires without having been exercised, is cancelled, terminated, forfeited or is settled without issuance of Common Stock (including, but not limited to, shares tendered or withheld for taxes for Restricted Stock Awards or shares under the 2020 Omnibus Incentive Plan or the 2004 Omnibus Incentive Plan that are issued in connection with a Restricted Award that is subsequently forfeited), such shares will be available again for grants of Awards under the 2020 Omnibus Incentive Plan.

The following shares shall not become available again for grants of Awards under the 2020 Omnibus Incentive Plan: (a) any shares that are withheld by the Corporation or tendered by a participant (by either actual delivery or attestation) on or after the Effective Date (i) to pay the exercise price of an Option granted under the 2020 Omnibus Incentive Plan or (ii) to satisfy tax withholding obligations associated with an Award granted under the 2020 Omnibus Incentive Plan, (b) any shares that were subject to a stock-settled SAR granted under the 2020 Omnibus Incentive Plan that were not issued upon the exercise of such SAR on or after the Effective Date, and (c) any shares that were purchased by the Corporation on the open market with the proceeds from the exercise of an Option granted under the 2020 Omnibus Incentive Plan on or after the Effective Date.

The shares to be delivered under the 2020 Omnibus Incentive Plan may consist, in whole or in part, of Common Stock purchased by the Corporation for the purpose of such Awards, treasury Common Stock or authorized but unissued Common Stock not reserved for any other purpose.

Our equity-based compensation model, including the broad-based participation of our employees and the portion of equity compensation paid to our senior executives, results in a "burn rate," or share utilization rate, as described below. We believe our historical share usage has been responsible and demonstrated prudence. Common measures of a share plan's cost include burn rate, dilution and overhang. The following

table summarizes the number of awards granted and earned, the burn rate for each of the last two fiscal years and the average burn rate over the last two years. Based upon this historical burn rate, the current share request of 4,000,000 shares of Common Stock should last for 14.6 years. The actual duration will depend on a variety of factors, including future stock prices, grant levels, participation levels, and the mix of long-term incentive awards granted under the plan.

	Burn Rate Summary		
	FY 2018	FY 2019	Average
Stock options granted[1]	0	0	
Full-value awards granted	264,221	219,221	
Weighted average shares outstanding	101,308,643	96,997,800	
Burn rate	0.26%	0.23%	0.24%

(1)   Reference to "full value awards" in the table above refers to Restricted Stock, Restricted Stock Units and Performance Shares awards.

Options

Options entitle the recipient to purchase shares of Common Stock at the exercise price specified by the Talent and Compensation Committee in the recipient's Option agreement. The 2020 Omnibus Incentive Plan permits the grant of ISOs, QSOs and Nonstatutory Options.

The Talent and Compensation Committee will generally determine the terms and conditions of all Options granted; provided, however, that, generally, Options must be granted with an exercise price at least equal to the fair market value of a share of Common Stock on the date of grant. The fair market value of the Common Stock with respect to any ISO or QSO granted under the 2020 Omnibus Incentive Plan exercisable for the first time during any calendar year may not (with respect to any participant) exceed $100,000, with such Fair Market Value to be determined as of the date such ISO or QSO is granted. Options may not be exercisable for more than 10 years after the date of grant (except in the event of death). In addition, no Option that is intended to be an ISO or a QSO may be granted after the tenth anniversary of the date the 2020 Omnibus Incentive Plan was approved. Options will become exercisable as determined by the Talent and Compensation Committee at the time of grant, and the Talent and Compensation Committee may establish performance-based criteria for the exercisability of any Option.

For purposes of the 2020 Omnibus Incentive Plan, "fair market value" generally means, on any given date, the price of the last trade in the Common Stock on such date on NASDAQ (or if not listed on NASDAQ, on such other recognized quotation system on which trading prices of the Common Stock are then quoted). If there are no trades on the relevant date, the "fair market value" for that date means the closing price on the immediately preceding date on which Common Stock transactions were reported.

The Talent and Compensation Committee does not have the power or authority to reduce the exercise price of any outstanding Option or to grant any new Options in substitution for or upon the cancellation of Options previously granted that has the effect of reducing the exercise price of any outstanding Option. The 2020 Omnibus Incentive Plan also includes a prohibition on the repurchase of Options in exchange for cash or other consideration.

Stock Appreciation Rights (SARs)

A SAR is a contractual right granted to the participant to receive, either in cash or Common Stock, an amount equal to the appreciation of one share of Common Stock from the date of grant. SARs may be granted as freestanding Awards, or in tandem with other types of grants. Unless the Talent and Compensation Committee otherwise determines, the terms and conditions applicable to (i) SARs granted in tandem with Options will be substantially identical to the terms and conditions applicable to the tandem Options, and (ii) freestanding SARs will be substantially identical to the terms and conditions that would have been applicable were the grant of the SARs a grant of Options.

SARS that are granted in tandem with an Option may only be exercised upon surrender of the right to exercise such Option for an equivalent number of shares. The Talent and Compensation Committee may cap any SAR payable in cash.

The Talent and Compensation Committee will not have the power or authority to grant any new SAR, whether freestanding or in tandem with other types of awards, in substitution for, or upon surrender of, SARs previously granted if such substitution or surrender has the effect of reducing the reference price of any outstanding SAR. The 2020 Omnibus Incentive Plan also includes a prohibition on the repurchase of SARs in exchange for cash or other consideration.

Restricted Stock, Restricted Stock Units and Dividend Equivalents

The 2020 Omnibus Incentive Plan provides for the grant of Restricted Stock, Restricted Stock Units and Dividend Equivalents, which are converted to shares of Common Stock upon the lapse of restrictions. The Talent and Compensation Committee may, in its discretion, pay the value of Restricted Stock Units and Dividend Equivalents in Common Stock, cash or a combination of both, provided that in no event may payment with respect to such Dividend Equivalent be made unless and until the Award to which it relates vests.

A share of Restricted Stock is a share of Common Stock that is subject to certain transfer restrictions and forfeiture provisions for a period of time as specified by the Talent and Compensation Committee in the recipient's Award agreement. A Restricted Stock Unit is an unfunded, unsecured right (which is subject to forfeiture and transfer restrictions) to receive a share of Common Stock at the end of a period of time specified by the Talent and Compensation Committee in the recipient's Award agreement. A Dividend Equivalent represents an unfunded and unsecured promise to pay an amount equal to all or any portion of the regular cash dividends that would be paid on a specified number of shares of Common Stock if such shares were owned by the Award recipient.

The restrictions on Restricted Stock and Restricted Stock Units will lapse on such date as is determined by the Talent and Compensation Committee at the date of grant.

Generally, a participant will, subject to any restrictions and conditions specified by the Talent and Compensation Committee, have all the rights of a shareholder with respect to shares of Restricted Stock, including but not limited to, the right to vote and the right to receive dividends. A participant will not have the rights of a shareholder with respect to Restricted Stock Units or Dividend Equivalents.

Long-Term Performance Unit Awards

At the discretion of the Talent and Compensation Committee, Long-Term Performance Unit Awards, payable in cash, may be made to participants. Performance cycles are generally multiple years, where performance may be measured by objective criteria other than the appreciation or depreciation of Common Stock value.

Performance Shares

The Talent and Compensation Committee also has the discretion to grant "Performance Share Awards," which are Awards of units denominated in Common Stock. The number of such units is determined over the performance period based on the satisfaction of performance goals. Performance Share Awards are payable in Common Stock.

Treatment of Awards on Termination of Employment or Service as a Nonemployee Director

Under the 2020 Omnibus Incentive Plan, generally, unless the Talent and Compensation Committee determines otherwise as of the date of a grant of any Award or thereafter, Awards are treated as follows upon a participant's termination of employment or service as a nonemployee director.

Resignation. If a participant voluntarily terminates employment from the Corporation or any subsidiary:

• Options/SARs (including associated Dividend Equivalents, if any): All outstanding Options, SARs and associated Dividend Equivalents, if any, granted but not yet exercised by the participant are forfeited as of the date of such resignation, and are not thereafter exercisable or payable, unless otherwise determined by the Talent and Compensation Committee;

- Restricted Stock/Restricted Stock Units (including associated Dividend Equivalents, if any): All Restricted Stock, Restricted Units and associated Dividend Equivalents, if any, credited to such participant are forfeited, unless otherwise determined by the Talent and Compensation Committee; and

- Long-Term Performance Unit Awards/Performance Share Awards: All Long-Term Performance Unit Awards and Performance Share Awards credited to such participant are forfeited, unless otherwise determined by the Talent and Compensation Committee.

Termination for Cause. If a participant's employment is terminated for "cause":

- Options/SARs (including associated Dividend Equivalents, if any): Outstanding Options, SARS and associated Dividend Equivalents, if any, are forfeited at the time of such termination, and the Talent and Compensation Committee may require that the participant disgorge any profit, gain or benefit from any Award exercised up to 12 months prior to the participant's termination;

- Restricted Stock/Restricted Units (including associated Dividend Equivalents, if any): All such Awards are forfeited at the time of such termination, and the Talent and Compensation Committee may require that the participant disgorge any profit, gain or benefit from any such Award where the restrictions had lapsed up to 12 months prior to the participant's termination; and

- Long-Term Performance Unit Awards/Performance Share Awards: Any outstanding Long-Term Performance Units or Performance Share Awards are forfeited, and the Talent and Compensation Committee may require that the participant disgorge any profit, gain or benefit from any Award paid to such participant up to 12 months prior to the participant's termination.

For purposes of the 2020 Omnibus Incentive Plan, "cause" includes failure to substantially perform assigned duties; dishonesty, fraud or misrepresentation; inability to obtain or retain appropriate licenses; violation of any rule or regulation of any regulatory or self-regulatory agency or of any policy of the Corporation or any affiliate; commission of a crime; breach of a written covenant or agreement not to misuse property or information; failure to substantially perform assigned duties, or any act or omission detrimental to the conduct of the Corporation's or any affiliate's business in any way.

Approved Retirement. If a participant's employment terminates by reason of "Approved Retirement":

- Options/SARs (including associated Dividend Equivalents, if any): All outstanding Options, SARs and associated Dividend Equivalents, if any, will become immediately exercisable in full and may be exercised by the participant at any time prior to the expiration of the term of the Options or within five years (or such shorter period as determined by the Talent and Compensation Committee at the time of grant) following the participant's Approved Retirement, whichever period is shorter;

- Restricted Stock/Restricted Units (including associated Dividend Equivalents, if any): Any restrictions will lapse as to outstanding Restricted Stock and Restricted Units and associated Dividend Equivalents, if any, would be paid; and

- Long-Term Performance Unit Awards/Performance Share Awards: Such participant will receive a payment based on actual achievement of the performance goals for such performance cycle.

For purposes of the 2020 Omnibus Incentive Plan, "Approved Retirement" generally means, except as otherwise set forth in applicable Award agreement, termination of a participant's employment, other than for "cause": (i) on or after the normal retirement date or any early retirement date established under any defined benefit pension plan maintained by the Corporation or an affiliate and in which the participant participates, or (ii) on or after attaining age 55 and completing such period of service as the Talent and Compensation Committee may determine from time to time, when the participant does not participate in any such defined benefit pension plan maintained by the Corporation or an affiliate.

Death or Disability. The 2020 Omnibus Incentive Plan also has default provisions for the treatment of Awards following termination of a participant's employment due to death or disability.

Termination for Other Reasons. If a participant's employment or service as a nonemployee director terminates for any reason other than resignation, termination for cause, approved retirement, death or disability, outstanding Awards are treated in the same manner as in the case of a resignation, except that Options/SARs and associated Dividend Equivalents, if any, that are exercisable on the date of such termination may be exercised at any time prior to the expiration date of the term of the Options or the 90th

day following termination of employment, whichever period is shorter; and, in the case of Long-Term Performance Unit Awards/Performance Share Awards, a prorated payment of the participant's Long-Term Performance Unit Award and Performance Share Award will be made as if the target performance goals for the performance cycle had been achieved.

Non-Transferability of Awards

Generally, no Awards granted under the 2020 Omnibus Incentive Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Adjustment in Capitalization

If an "adjustment event" occurs, the Talent and Compensation Committee, in its discretion, will adjust appropriately (a) the aggregate number of shares of Common Stock available for Awards, (b) the aggregate limitations on the number of shares that may be awarded as a particular type of Award, and (c) the aggregate number of shares subject to outstanding Awards and the respective exercise prices or base prices applicable to outstanding Awards.

For purposes of the 2020 Omnibus Incentive Plan, "adjustment event" means any stock dividend, stock split or share combination of, or extraordinary cash dividend on, the Common Stock or recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, dissolution, liquidation, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below fair market value, or other similar event affecting the Common Stock. To the extent deemed equitable and appropriate by the Talent and Compensation Committee, and subject to any required action by the Corporation's shareholders, with respect to any "adjustment event" that is a merger, consolidation, reorganization, liquidation, dissolution or similar transaction, any Award granted under the 2020 Omnibus Incentive Plan will be deemed to pertain to the securities and other property, including cash, which a holder of the number of shares of Common Stock covered by the Award would have been entitled to receive in connection with such an "adjustment event."

Any shares of stock or cash or other property received with respect to any Restricted Stock Award or Restricted Unit Award as a result of any adjustment event or any distribution of property will (except in the case of a change in control or as otherwise provided by the Talent and Compensation Committee) be subject to the same terms, conditions and restrictions as are applicable to such shares of Restricted Stock or Restricted Units.

Change in Control

The 2020 Omnibus Incentive Plan provides that upon the occurrence of a change in control of the Corporation, and at the sole discretion of the Committee, Awards may be (i) fully vested and paid out (to the extent such Awards are not assumed or substituted on substantially the same terms and conditions by a successor company), (ii) cancelled for fair value, (iii) substituted for awards that will substantially preserve the otherwise applicable terms of any affected Award previously granted under the plan or (v) with respect to Options or SARS, made exercisable for a period of at least 20 days prior to the change in control with any Options or SARS not exercised prior to the consummation of the change in control terminated and of no further force or effect.

Unless otherwise determined by the Talent and Compensation Committee (or unless otherwise set forth in an employment agreement or an Award Agreement), if a participant's employment is terminated by the Corporation or any successor entity without Cause, or if the participant terminates employment for Good Reason, in each case upon or within two years after a change in control, each Award granted to such participant prior to the change in control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment. Any shares of Common Stock deliverable pursuant to Restricted Stock Units will be delivered promptly (but no later than 15 days) following such participant's termination of employment. Any outstanding Performance Shares as of the Change in control date will be deemed earned at the greater of the target level or actual performance level through the change in control date (or if no target level is specified, the maximum level) with respect to all open performance periods. Performance Share will be subject to time-based vesting through the end of the original performance cycle for each such Award, subject to accelerated vesting and the other applicable terms of such Award.

Under the 2020 Omnibus Incentive Plan, a change in control generally occurs: (i) if, during any period of two years or less, the individuals of the Board cease to constitute a majority of the Board; (ii) if any person is or becomes a beneficial owner of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then-outstanding securities eligible to vote for the election of the Board; (iii) upon the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's stockholders, except in certain circumstances; (iv) upon the consummation of a sale of all or substantially all of the Corporation's assets; or (v) if the Corporation's stockholders approve a plan of complete liquidation or dissolution of the Corporation.

Amendment

The Board may, at any time amend, modify, suspend or terminate the 2020 Omnibus Incentive Plan, in whole or in part, without notice to or the consent of any participant or employee; provided, however, that any amendment which would (i) increase the number of shares available for issuance under the 2020 Omnibus Incentive Plan, (ii) lower the minimum exercise price at which an Option (or the base price at which a SAR may be granted), (iii) change the individual Award limits or (iv) require shareholder approval under Nasdaq rules, will be subject to the approval of the Corporation's shareholders. No amendment, modification or termination of the 2020 Omnibus Incentive Plan may in any manner adversely affect any Award theretofore granted under the 2020 Omnibus Incentive Plan, without the consent of the participant. However, for purposes of this provision, any payments made in accordance with the change in control provision described above, other accelerations of payments under the 2020 Omnibus Incentive Plan, or any decision by the Talent and Compensation Committee to limit participation or other features of the 2020 Omnibus Incentive Plan prospectively will not be deemed, an "adverse amendment" of the 2020 Omnibus Incentive Plan.

Termination

Unless terminated sooner by our Board or extended with Shareholder approval, the 2020 Omnibus Incentive Plan will terminate on the earlier of (a) the tenth anniversary of the Effective Date, or (b) when no more shares are available for issuance of Awards under the Plan, provided however, that all Awards made before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award agreements.

No Limitation on Compensation; Scope of Liabilities

Nothing in the 2020 Omnibus Incentive Plan limits the right of the Corporation to establish other plans if and to the extent permitted by applicable law. The liability of the Corporation, its subsidiaries and affiliates under the 2020 Omnibus Incentive Plan is limited to the obligations expressly set forth in the 2020 Omnibus Incentive Plan.

Tax Implications for Certain Awards

THE FOLLOWING IS A SUMMARY OF THE PUERTO RICO AND U.S. FEDERAL INCOME TAX CONSEQUENCES TO PARTICIPANTS IN THE 2020 OMNIBUS INCENTIVE PLAN AND DOES NOT PURPORT TO BE COMPLETE.

The following is a brief description of the Puerto Rico and U.S. federal income tax consequences generally arising with respect to the grant of Options and SARs under the 2020 Omnibus Incentive Plan.

Puerto Rico Tax Consequences. The disclosures in this section is generally applicable to employees located in Puerto Rico.

Under the Puerto Rico Code, a recipient of a QSO does not recognize income at the time of the grant of an option. In addition, no income is recognized at the time a QSO is exercised. On a subsequent sale or exchange of the shares acquired pursuant to the exercise of a QSO, the optionee may have taxable long-term or short-term capital gain or loss, depending on whether the shares were held for more than one

year, measured by the difference between the amount realized on the disposition of such shares on his or her tax basis in such shares. Tax basis will, in general, be the amount paid for the shares. The Corporation will not be entitled to a business expense deduction in respect of the grant of the option, the exercise thereof or the disposition of the shares.

With respect to a Nonstatutory Option, a recipient of a Nonstatutory Option does not recognize income at the time of grant of the Nonstatutory Option. The difference between the fair market value of the shares of stock on the date of exercise and the stock option exercise price generally will be treated as compensation income upon exercise, and the Corporation will be entitled to a deduction in the amount of income so recognized by the optionee. Upon a subsequent disposition of the shares, the difference between the amount received by the optionee and the fair market value of the shares of stock on the option exercise date will be treated as long or short-term capital gain or loss, depending on whether the shares were held for more than one year.

SARs will not result in taxable income to the recipient or a tax deduction for the Corporation at the time of grant. The exercise of SARs will generally result in compensation in the amount of the cash payment taxable as ordinary income to the employee. The Corporation may generally claim a tax deduction in the amount of any cash paid.

Federal Tax Consequences

The following is a summary of the United States Federal income tax consequences of participating in the plan and is generally applicable to employees located in the continental U.S. This discussion does not address all aspects of the U.S. Federal income tax consequences of participating in the plan that may be relevant to a participant in light of their personal investment or tax circumstances and does not discuss any state or local tax consequences of participating in the plan. This section is based on the Internal Revenue Code of 1986, as amended (the ''Code''), its legislative history, existing and proposed regulations under the Code, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Participant's should consult their own tax advisors concerning the application of the U.S. Federal income tax laws to their particular situation, as well as the applicability and effect of any state, local or foreign tax laws before taking any actions with respect to any of the following awards.

Incentive Stock Options. Participants will not be subject to tax upon the grant of an incentive stock option (an ''ISO'') or upon the exercise of an ISO. However, the excess of the fair market value of the Shares on the date of exercise over the exercise price paid will be included in their alternative minimum taxable income. Whether a participant is subject to the alternative minimum tax will depend on their particular circumstances. A participant's basis in the Shares received will be equal to the exercise price paid, and their holding period in such Shares will begin on the day following the date of exercise. If a participant disposes of the Shares on or after the later of (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the ''statutory holding period''), they will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and their basis in the Shares. Such capital gain or loss will be subject to the rules set forth under ''Disposition of Shares'' below. If a participant disposes of the Shares before the end of the statutory holding period, they will have engaged in a ''disqualifying disposition.'' As a result, the participant will be subject to tax:

1) on the excess of the fair market value of the Shares on the date of exercise (or the amount realized on the disqualifying disposition, if less) over the exercise price paid, as ordinary income, and

2) on the excess, if any, of the amount realized on such disqualifying disposition over the fair market value of the Shares on the date of exercise, as capital gain. Such capital gain will be subject to the rules set forth under ''Disposition of Shares'' below.

If the amount realized by a participant from a disqualifying disposition is less than the exercise price paid (*i.e.,* their basis) and the loss sustained upon such disposition would otherwise be recognized, they will not recognize any ordinary income from such disqualifying disposition and instead they will recognize a capital loss. In the event of a disqualifying disposition, the amount recognized by a participant as ordinary income is generally deductible by us or one of our subsidiaries.

The current position of the Internal Revenue Service is that income tax withholding and FICA and FUTA taxes (''employment taxes'') do not apply upon the exercise of an ISO or upon any subsequent disposition, including a disqualifying disposition, of Shares acquired pursuant to the exercise of the ISO.

Nonstatutory Stock Options. Participants will not be subject to tax upon the grant of an option which is not intended to be (or does not qualify as) an ISO (a "nonstatutory stock option"). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the Shares acquired on the date of exercise over the exercise price paid is taxable to a participant as ordinary income, and such amount is generally deductible by us or one of our subsidiaries. This amount of income will be subject to income tax withholding and employment taxes. A participant's basis in the Shares received will equal the fair market value of the Shares on the date of exercise, and their holding period in such Shares will begin on the day following the date of exercise.

Exercise of Options with Previously Acquired Shares. If a participant uses previously acquired Shares to pay all or a portion of the exercise price on the exercise of an ISO or a nonstatutory stock option, they will not be subject to tax with respect to the Shares that they transfer to us. Instead, the number of Shares we deliver to a participant upon exercise of the option that equals the number of Shares they transferred to us (the "substitute Shares") will have the same basis and holding period as the Shares they transferred to us.

However, where a participant uses Shares that were acquired pursuant to the previous exercise of an ISO (the "first ISO") to acquire Shares under another ISO (the "second ISO"), and the statutory holding period discussed above has not been met with respect to the Shares that they transfer to us, the exchange will be deemed a disqualifying disposition and they will recognize ordinary income to the extent the fair market value of the Shares on the date of exercise of the first ISO (or, if less, the fair market value of the Shares on the date of exercise of the second ISO) exceeds the exercise price paid pursuant to the exercise of the first ISO. In such a case, a participant's basis in the substitute Shares received will be equal to the basis of the Shares that they transferred to us plus the ordinary income taxable to them as a result of the disqualifying disposition, and their holding period in the substitute Shares received will be the same as the holding period in the Shares that they transferred to us. However, a participant's statutory holding period in the substitute Shares received will begin on the date of exercise of the second ISO.

If a participant uses previously acquired Shares to pay the entire option exercise price of a nonstatutory stock option, then the fair market value of the Shares received which are not substitute Shares (the "additional Shares") is taxable to them as ordinary income, and such amount will generally be deductible by us or one of our subsidiaries. A participant's basis in the additional Shares will be equal to the fair market value of the Shares on the date of exercise, and their holding period in the additional Shares will begin on the day following the date of exercise. In the event a participant uses previously acquired shares to pay a portion of the exercise price of a nonstatutory option and they use cash to pay the remainder of such exercise price, then the exercise shall be bifurcated into (i) an exercise using previously acquired shares which will be subject to the tax rules in the two immediately preceding paragraphs and (ii) an exercise using cash which will be subject to the tax rules under "Nonstatutory Stock Options" above.

If a participant uses previously acquired Shares to pay the entire option exercise price of an ISO, then they will have a zero basis in the additional Shares received, and their holding period in the additional Shares will begin on the day such shares are transferred to them. However, for purposes of determining whether a participant has held the additional Shares for the statutory holding period, the date of exercise of the ISO will be counted towards meeting such holding period. In the event a participant uses previously acquired shares to pay a portion of the exercise price of an ISO and they use cash to repay the remainder of such exercise price, then the exercise shall be bifurcated into (i) an exercise using previously acquired shares which will be subject to the tax rules in the two immediately preceding paragraphs and (ii) an exercise using cash which will be subject to the tax rules under "Incentive Stock Options" above.

Stock Appreciation Rights. Participants will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash and/or the fair market value (measured on the date of exercise) of the Shares received will be taxable to a participant as ordinary income, and such amount generally will be deductible by us or one of our subsidiaries. This amount of income will be subject to income tax withholding and employment taxes. A participant's basis in any Shares received will be equal to the fair market value of such Shares on the date of exercise, and their holding period in such Shares will begin on the day following the date of exercise.

Restricted Stock and Performance Shares. A participant will not be subject to tax upon receipt of an award of Shares subject to forfeiture conditions and transfer restrictions (the "restrictions") under the 2020 Omnibus Incentive Plan unless they make the election referred to below. Upon lapse of the restrictions, a participant will recognize ordinary income equal to the fair market value of the Shares on the date of lapse, and such income will be subject to income tax withholding and employment taxes. A participant's basis in the Shares received will be equal to the fair market value of the Shares on the date the restrictions lapse, and

their holding period in such Shares begins on the day after the restrictions lapse. If any dividends are paid on such Shares prior to the lapse of the restrictions they will be includible in a participant's income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

If permitted by the applicable award agreement and the 2020 Omnibus Incentive Plan, a participant may elect, within thirty days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the Shares awarded, determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Code and the regulations thereunder. If a participant makes this election, their holding period will begin the day after the date of grant, dividends paid on the Shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized by them upon the lapse of the restrictions. However, if a participant forfeits the restricted Shares before the restrictions lapse, no deduction or capital loss will be available to them (even though they previously recognized income with respect to such forfeited Shares).

In the taxable year in which a participant recognizes ordinary income on account of Shares awarded to them, we or one of our subsidiaries generally will be entitled to a deduction equal to the amount of income recognized by them. In the event that the restricted Shares are forfeited by a participant after having made the Section 83(b) election referred to above, we or one of our subsidiaries generally will include in our income the amount of our original deduction.

Restricted Stock Units. Participants will not be subject to tax upon the grant of a restricted stock unit. Upon vesting of the restricted stock unit, the fair market value of the Shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the cash and/or Shares underlying the restricted stock units, a participant will recognize as ordinary income an amount equal to the cash and/or fair market value (measured on the distribution date) of the Shares received, and such amount will generally be deductible by us or one of our subsidiaries. This amount of income will generally be subject to income tax withholding on the date of distribution. A participant's basis in any Shares received will be equal to the fair market value of the Shares on the date of distribution, and their holding period in such Shares will begin on the day following the date of distribution. If any dividend equivalent amounts are paid to a participant, they will be includible in their income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of Shares. Unless stated otherwise above, upon the subsequent disposition of Shares acquired under any of the preceding awards, participants will recognize capital gain or loss based upon the difference between the amount realized on such disposition and their basis in the Shares, and such amount will be long-term capital gain or loss if such Shares were held for more than 12 months. Capital gain is generally taxed at a maximum rate of 20% if the property is held more than one year.

Additional Medicare Tax. For taxable years beginning after December 31, 2012, participants will also be subject to a 3.8% tax on the lesser of (i) their "net investment income" for the relevant taxable year and (ii) the excess of their modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on their circumstances). Participants' net investment income generally includes net gains from the disposition of Shares. Participants are urged to consult their tax advisors regarding the applicability of this Medicare tax to their income and gains in respect of your investment in the Shares.

Section 409A. If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

Under the 2020 Omnibus Incentive Plan, upon the occurrence of certain "change in control" transactions involving the Corporation, all options then outstanding under the 2020 Omnibus Incentive Plan become immediately exercisable. Under certain circumstances, compensation payments attributable to such Options may be treated as "parachute payments" under the Code, in which case a portion of such payments may be nondeductible to the Corporation for federal income tax purposes and the recipient may be subject to a 20% excise tax under the U.S. Code.

New Plan Benefits

The benefits or amounts that will be awarded under the 2020 Omnibus Incentive Plan for the 2020 fiscal year cannot currently be determined because awards made by the Talent and Compensation Committee will be subject to the Talent and Compensation Committee's discretion. Simply to illustrate potential future use of the 2020 Omnibus Incentive Plan, the following table shows the grant date fair value and number of shares of Common Stock subject to awards that were received by our executive officers, non-employee directors, officers, key employees and service providers for 2019, pursuant to the 2004 Omnibus Incentive Plan.

These amounts do not reflect grants made in 2020 for 2019 performance.

Name and Position	Grant Date Fair Value ($)[1]	Number of Shares (#)
Richard L. Carrión, Former Executive Chairman	$1,147,615	20,984
Ignacio Alvarez, President & Chief Executive Officer	2,475,051	45,256
Carlos J. Vázquez, Executive Vice President & Chief Financial Officer	619,692	11,331
Javier D. Ferrer, Executive Vice President & Chief Legal Officer	504,953	9,233
Lidio V. Soriano, Executive Vice President & Chief Risk Officer	459,068	8,394
Eli S. Sepulveda, Executive Vice President, Commercial Credit Group	413,183	7,555
Executive officers as a group (13 individuals)	8,086,901	147,868
Non-employee directors as a group (10 individuals)	1,590,816	27,609
Non-executive officers and employees as a group (86 individuals)	3,877,027	68,449

(1) The amounts in this column represent the grant date fair value, as determined in accordance with FASB ASC Topic 718, of the relevant awards granted in 2019 pursuant to the 2004 Omnibus Incentive Plan.

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans as of December 31, 2019 and does not reflect grants made in 2020 for 2019 performance:

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by Shareholders	329,010	N/A	1,019,026
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	329,010	N/A	1,019,026

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 6

Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations require a separate, nonbinding ''say on pay'' shareholder vote to approve the compensation of executives. In 2016, our shareholders voted that the compensation of our executives be presented to our shareholders on an annual basis. Our Board accepted our shareholders' advisory vote, and since 2016 we have asked our shareholders to provide advisory approval of the compensation of our executives on an annual basis. Our next vote on the frequency of the ''say on pay'' shareholder vote will be held no later than the 2021 annual meeting of shareholders.

The compensation paid to our NEOs and Popular's overall executive compensation policies and procedures are described in the "Compensation Discussion and Analysis" section and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement.

This proposal gives you as a shareholder the opportunity to endorse or not endorse the compensation paid to Popular's NEOs through the following resolution.

"RESOLVED, that the shareholders of Popular approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis Section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Talent and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation policies and procedures and in connection with its future executive compensation determinations.

The approval of the advisory vote on executive compensation requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter. At our annual shareholders' meeting held in May 2019, the vast majority of Popular's voting shareholders (96.08% of shares voted) expressed support for our executive compensation policies and procedures.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL

PROPOSAL 7

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm of Popular for 2020. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm of BPPR since 1971 and of Popular since 1991.

The following table summarizes the fees billed to Popular by PricewaterhouseCoopers LLP for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Audit Fees	$ 8,956,992	$7,098,840
Audit-Related Fees[a]	872,126	1,455,250
Tax Fees[b]	40,147	43,029
All Other Fees[c]	250,000	4,500
	$10,119,265	$8,601,619

(a) Includes fees for assurance services such as audits of pension plans, compliance-related audits, accounting consultations and Statement on Standards for Attestation Engagements No. 18 reports.
(b) Includes fees associated with tax return preparation and tax consulting services.
(c) Includes software licensing fees.

The Audit Committee has established controls and procedures that require the pre-approval of all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. The Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or permissible non-audit services. Under the pre-approval controls and procedures, audit services for Popular are negotiated annually. In the event that any additional audit services are required by Popular, a proposed engagement letter is obtained from the auditors and evaluated by the Audit Committee or the member(s) of the Audit Committee with authority to pre-approve auditor services. Any decisions to pre-approve such audit and non-audit services and fees are to be reported to the full Audit Committee at its next regular meeting. The Audit Committee has considered that the provision of the services covered by this paragraph is compatible with maintaining the independence of the independent registered public accounting firm of Popular. During 2019, fees for all services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee.

Neither Popular's Restated Certificate of Incorporation nor its Amended and Restated By-Laws require that the shareholders ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to appoint PricewaterhouseCoopers LLP, but may nonetheless appoint such firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interest of Popular and its shareholders.

Representatives of PricewaterhouseCoopers LLP will attend the meeting and will be available to respond to any appropriate questions that may arise. They will also have the opportunity to make a statement if they so desire.

The ratification of the appointment of PricewaterhouseCoopers LLP as Popular's auditors requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL

PROPOSAL 8

Adjournment or Postponement of the Meeting, if Necessary or Appropriate, to Solicit Additional Proxies, in the Event that there are not Sufficient Votes to Approve Proposals 2, 3, 4 and 5

The Board of Directors requests that the shareholders approve the adjournment of the meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies in the event that there are not sufficient votes at the time of the meeting to adopt Proposals 2, 3, 4 and 5. Proposal 2 relates to the amendment to Article SEVENTH of the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") to declassify the Board of Directors by the 2023 annual meeting of shareholders. Proposal 3 relates to the amendment to the first sentence of Article SEVENTH of the Restated Certificate of Incorporation of the Corporation to reduce the minimum and maximum amount of members comprising the Board of Directors. Proposal 4 relates to the amendment to Article NINTH of the Certificate of Incorporation, to eliminate supermajority vote requirements. Proposal 5 relates to the approval of the Popular, Inc. 2020 Omnibus Incentive Plan.

If the shareholders approve the adjournment proposal, the meeting could be adjourned and management could use the additional time to solicit proxies in favor of the adoption of Proposals 2, 3, 4 and 5, including the solicitation of proxies from shareholders that have previously voted against Proposals 2, 3, 4 and 5.

The approval of this proposal requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on this matter.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.



AUDIT COMMITTEE REPORT

VI

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of Popular for the fiscal year ended December 31, 2019 with management and PricewaterhouseCoopers LLP, Popular's independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board (''PCAOB''). Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. These considerations and discussions, however, do not assure that the audit of Popular's financial statements and internal control over financial reporting have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with Generally Accepted Accounting Principles (''GAAP''), that Popular's internal control over financial reporting is effective or that Popular's registered public accountants are in fact ''independent.''

As set forth in the Audit Committee Charter, the management of Popular is responsible for the preparation, presentation and integrity of Popular's financial statements. Furthermore, management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP is responsible for auditing Popular's financial statements, expressing an opinion as to their conformity with GAAP, and annually auditing the effectiveness of the Company's internal control over financial reporting.

The members of the Audit Committee are not engaged professionally in the practice of auditing or accounting and are not employees of Popular. Popular's management is responsible for its accounting, financial management and internal controls. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct ''field work'' or other types of auditing or accounting reviews or procedures to set auditor independence standards.

Based on the Audit Committee's consideration of the audited financial statements and the discussions referred to above with management and the independent registered public accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee set forth in the Charter and those discussed above, the Audit Committee recommended to the Board that Popular's audited financial statements be included in Popular's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC.

Respectfully submitted,

The Audit Committee

John W. Diercksen, Chair
Alejandro M. Ballester
C. Kim Goodwin
Carlos A. Unanue



GENERAL INFORMATION ABOUT THE MEETING

ABOUT THE MEETING

WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?	The information in this Proxy Statement relates to the matters to be acted upon at the meeting, the voting process, the Board of Directors, Board committees, the compensation of directors and executive officers and other required information.
WHAT IS THE PURPOSE OF THE MEETING?	At the meeting, shareholders will act upon the matters outlined in the accompanying Notice of Meeting, including: • Election of three "Class 3" directors for a three-year term; • Amendment to Article SEVENTH of the Restated Certificate of Incorporation of the Corporation to declassify the Board of Directors by the 2023 Annual Meeting of Shareholders; • Amendment to the first sentence of Article SEVENTH of the Restated Certificate of Incorporation of the Corporation to reduce the minimum and maximum amount of members comprising the Board of Directors; • Amendment to Article NINTH of the Restated Certificate of Incorporation of the Corporation to eliminate supermajority vote requirements; • Adoption of the Popular, Inc. 2020 Omnibus Incentive Plan; • Approval, on an advisory basis, of our executive compensation; • Ratification of the appointment of Popular's independent registered public accounting firm for 2020; • Approve the adjournment or postponement of the meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve Proposals 2, 3, 4 and 5; and • Consider such other business as may be properly brought before the meeting or any adjournments thereof. In addition, management will report on the affairs of Popular.
COULD OTHER MATTERS BE DECIDED AT THE MEETING?	The Board does not intend to present any matters at the meeting other than those described in the Notice of Meeting. However, if any new matter requiring the vote of the shareholders is properly presented before the meeting, proxies may be voted with respect thereto in accordance with the best judgment of proxy holders, under the discretionary power granted by shareholders to their proxies in connection with general matters. The Board at this time knows of no other matters which may come before the meeting and the Chairman of the meeting will declare out of order and disregard any matter not properly presented.
WHAT DOCUMENTS DO I NEED TO BE ADMITTED TO THE MEETING?	Only Popular shareholders may attend the meeting. You will need a valid photo identification, such as a driver's license or passport and proof of stock ownership as of the close of business on the Record Date. The use of mobile phones, pagers, recording or photographic equipment, tablets, or computers is not permitted.

VOTING PROCEDURE AND RESULTS

HOW MANY VOTES DO I HAVE?	You will have one vote for every share of Popular's common stock, par value $0.01 per share, you owned as of the close of business on the Record Date.
HOW MANY VOTES CAN ALL SHAREHOLDERS CAST?	Shareholders may cast one vote for each of Popular's 88,665,638 shares of common stock that were outstanding on the Record Date. The shares covered by any proxy that is properly executed and received before 11:59 p.m., Eastern Time, the day before the meeting will be voted. Shares may also be voted in person at the meeting.
HOW DO I VOTE?	You can vote either in person at the meeting or by proxy. To vote by proxy, you must either: • vote over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card; • vote by telephone by calling the toll-free number found on your proxycard; or • vote by mail if you receive or request paper copies of the proxy materials, by filling out the proxy card and sending it back in the envelope provided. To avoid delays in ballot taking and counting, and inorder to ensure that your proxy is voted in accordance with yourwishes, compliance with the following instructions is respectfullyrequested: when signing a proxy as attorney, executor, administrator,trustee, guardian, authorized officer of a corporation, or on behalf of a minor, please give full title. If shares are registered in the name of morethan one record holder, all record holders must sign. If you want to vote in person at the meeting, and you hold your common stock through a securities broker or nominee (i.e., in "street name"), you must obtain a proxy from your broker or nominee and bring that proxy to the meeting. We intend to hold our annual meeting in person. However, we are actively monitoring the coronavirus (COVID-19) pandemic and are sensitive to the health and safety of our shareholders and employees and the protocols that federal, state, and local governments have imposed. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting, which may include holding the meeting solely by means of remote communication, as promptly as practicable through our annual meeting website https://www.popular.com/en/investor-relations/annual-meeting/ and the filing of additional proxy materials with the Securities and Exchange Commission.
HOW MANY VOTES MUST BE PRESENT TO HOLD THE MEETING?	A majority of the votes that can be cast must be present either in person or by proxy to hold the meeting. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether the majority of the votes that can be cast are present. A broker non-vote occurs when a broker or other nominee does not have discretionary authority to vote on a particular matter. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., an independent third party. We urge you to vote by proxy even if you plan to attend the meeting so that we know as soon as possible that enough votes will be present for us to hold the meeting.

GENERAL INFORMATION

CAN I VOTE IF I PARTICIPATE IN ONE OF POPULAR'S EMPLOYEE STOCK PLANS?	Yes. Your vote will serve to instruct the trustees or independent fiduciaries how to vote your shares in the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan. Shares held under the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan may be voted by proxy properly executed and received before 11:59 p.m., Eastern Time, on May 7, 2020.

WHAT VOTE IS REQUIRED AND HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

ITEM	VOTE REQUIRED	EFFECT OF ABSTENTIONS	EFFECT OF BROKER NON-VOTES
Proposal 1: Election of Directors	Majority of the votes cast	No Effect	No Effect
Proposal 2: Amendment to the Certificate of Incorporation to Declassify the Board of Directors	Two-thirds (2/3) of the outstanding shares	Count as a vote AGAINST	Count as a vote AGAINST
Proposal 3: Amendment to the Certificate of Incorporation to Reduce the Minimum and Maximum Amount of Members Comprising the Board of Directors	Two-thirds (2/3) of the outstanding shares	Count as a vote AGAINST	Count as a vote AGAINST
Proposal 4: Amendment to the Certificate of Incorporation to Eliminate Supermajority Vote Requirements	Seventy-five percent (75%) of the outstanding shares	Count as a vote AGAINST	Count as a vote AGAINST
Proposal 5: Adoption of the Popular, Inc. 2020 Omnibus Incentive Plan	Majority of the shares present or represented by proxy	Count as a vote AGAINST	Count as a vote AGAINST
Proposal 6: Advisory Vote to Approve Executive Compensation	Majority of the shares present or represented by proxy	Count as a vote AGAINST	No Effect
Proposal 7: Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of the shares present or represented by proxy	Count as a vote AGAINST	Not Applicable
Proposal 8: Adjournment or Postponement of the Meeting if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes to approve Proposals 2,3,4 and 5	Majority of the shares present or represented by proxy	Count as a vote AGAINST	Count as a vote AGAINST

WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?	Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.
CAN I CHANGE MY VOTE?	Yes, you may change your vote at any time before the meeting. To do so, you may cast a new vote by telephone or over the Internet, send in a new proxy card with a later date, or send a written notice of revocation to the President or Chief Legal Officer and Secretary of Popular, Inc. (751), P.O. Box 362708, San Juan, Puerto Rico 00936-2708, delivered before the proxy is exercised. If you attend the meeting and want to vote in person, you may request that your previously submitted proxy not be used.

	PROPOSALS	BOARD RECOMMENDATION
HOW DOES THE BOARD RECOMMEND THAT I VOTE?	Proposal 1: Election of Directors	"FOR" each nominee
	Proposal 2: Amendment to the Certificate of Incorporation to Declassify the Board of Directors	"FOR"
	Proposal 3: Amendment to the Certificate of Incorporation to Reduce the Minimum and Maximum Amount of Members Comprising the Board of Directors	"FOR"
	Proposal 4: Amendment to the Certificate of Incorporation to Eliminate Supermajority Vote Requirements	"FOR"
	Proposal 5: Adoption of the Popular, Inc. 2020 Omnibus Plan	"FOR"
	Proposal 6: Advisory Vote to Approve Executive Compensation	"FOR"
	Proposal 7: The Ratification of Appointment of Independent Registered Public Accounting Firm	"FOR"
	Proposal 8: Adjournment or Postponement of the Meeting if necessary or appropriate to solicit additional proxies, in the event that there are not sufficient votes to approve Proposals 2, 3, 4 and 5	"FOR"
WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?	We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 18, 2020, except in the event of an adjournment or postponement of the meeting.	

PROXY MATERIALS

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF THE PROXY MATERIALS?	Pursuant to rules adopted by the SEC, we have elected to provide access to Popular's proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to most of our shareholders. We believe this method of distribution makes the proxy distribution process more efficient, less costly and reduces our impact on the environment. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage you to take advantage of the availability of the proxy materials on the Internet.

The Notice of Internet Availability of Proxy Materials, as well as this Proxy Statement and proxy card, were first sent to shareholders on or about March 31, 2020. |
| **WHY DIDN'T I RECEIVE NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS?** | We are providing some of our shareholders, including shareholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability of Proxy Materials. In addition, we are providing a Notice of Internet Availability of Proxy Materials by e-mail to some shareholders, including those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where the materials are available and a link to the proxy voting website. |

GENERAL INFORMATION

WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?	You may receive more than one set of voting materials, including multiple Notices of Internet Availability of Proxy Materials or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive separate Notices of Internet Availability of Proxy Materials or proxy cards for each brokerage account in which you hold shares. You should exercise your vote in connection with each set of voting materials as they represent different shares.
THERE ARE SEVERAL SHAREHOLDERS IN MY ADDRESS. WHY DID WE RECEIVE ONLY ONE SET OF PROXY MATERIALS?	In accordance with a notice sent to certain street name shareholders who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2019 Annual Report, or Notice of Internet Availability of Proxy Materials, as applicable. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record. If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement and our 2019 Annual Report or Notice of Internet Availability of Proxy Materials, you may call 1-866-540-7059, or send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 and we will promptly deliver a separate copy of this Proxy Statement and our 2019 Annual Report or Notice of Internet Availability of Proxy Materials. You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.
WHAT IS INCLUDED IN THE PROXY MATERIALS?	The proxy materials include this Proxy Statement and Popular's Annual Report on Form 10-K containing the audited financial statements for the year ended December 31, 2019, duly certified by PricewaterhouseCoopers LLP, as independent registered public accounting firm. The proxy materials also include the Notice of Annual Meeting of Shareholders. If you receive or request that paper copies of these materials be sent to you by mail, the materials will also include a proxy card.
WHO WILL BEAR THE COST OF SOLICITING PROXIES FOR THE MEETING?	Proxies will be solicited by Popular on behalf of the Board. The cost of soliciting proxies for the meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or otherwise. The Board has engaged the firm of Georgeson LLC to aid in the solicitation of proxies. The cost is estimated at $14,000, plus reimbursement of reasonable out-of-pocket expenses and customary charges. Our directors, officers and employees may also solicit proxies but will not receive any additional compensation for their services. Proxies and proxy material will also be distributed at our expense by brokers, nominees, custodians and other similar parties.
ELECTRONIC DELIVERY OF ANNUAL MEETING MATERIALS	You will help us protect the environment and save postage and printing expenses in future years by consenting to receive the annual report and proxy materials via the Internet. You may sign up for this service after voting on the Internet at *www.proxyvote.com.* If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials electronically will remain in effect until you terminate it.

SHAREHOLDER PROPOSALS

HOW DO I SUBMIT A SHAREHOLDER PROPOSAL TO BE INCLUDED IN THE PROXY STATEMENT FOR NEXT YEAR'S ANNUAL MEETING?

Any shareholder may submit a proposal to be included in the proxy statement for the 2021 Annual Meeting of Shareholders by sending it to Popular's Chief Legal Officer and Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. We must receive the proposal no later than December 2, 2020. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE NEXT YEAR'S ANNUAL MEETING, BUT NOT FOR INCLUSION IN THE PROXY MATERIALS?

Under our Amended and Restated By-Laws, a shareholder may nominate an individual to serve as a director or bring any other matter for consideration at the 2021 Annual Meeting of Shareholders. The Amended and Restated By-Laws require that the shareholder:

- notify us in writing between November 13, 2020 and February 11, 2021, provided that in the event that the date of the 2021 Annual Meeting of Shareholders is more than 30 days before or after the anniversary date of the 2020 Annual Meeting of Shareholders, notice by a shareholder must be delivered not earlier than the 15th day following the day on which notice is mailed or a public announcement is first made by Popular of the date of such meeting, whichever occurs first;

- include his or her name, address, share ownership and provide specified representations;

- with respect to notice of an intent to make a nomination, include a description of all arrangements and understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and such other information regarding each nominee as would have been required to be included in a proxy statement pursuant to SEC rules had the nominee been nominated by our Board; and

- with respect to notice of an intent to bring up any other matter or proposal, a description of the matter and any material interest of the shareholder in the matter or proposal.

The notice required for any such nomination or to bring other matter for consideration must be sent to Popular's Chief Legal Officer and Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. Shareholders may obtain a copy of Popular's Amended Restated By-Laws by writing to the Chief Legal Officer and Secretary.

The above Notice of Meeting and Proxy Statement are sent by order of the Board of Directors of Popular, Inc.

In San Juan, Puerto Rico, March 31, 2020.



Richard L. Carrión
Chairman of the Board



Javier D. Ferrer
Executive Vice President,
Chief Legal Officer and Secretary

You may request a copy, free of charge, of Popular's Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC (without exhibits), through our website, www.popular.com, or by calling (787) 765-9800 or writing to Comptroller, Popular, Inc., P.O. Box 362708, San Juan, PR 00936-2708.

GENERAL INFORMATION

APPENDIX A

POPULAR, INC., RECONCILIATION OF NON-GAAP MEASURES

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2019 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$671,135
Additional Exempt Income [1]			(19,369)
Benefit for Reduction in Deferred Tax Liability [2]			(7,119)
Adjusted net income for incentive purposes			$644,647

[1] Tax benefit recorded during 2019 related to the revision of the amount of exempt income from commercial and mortgage loans earned during prior years.

[2] Tax benefit recorded during 2019 related to the reversal of a deferred tax liability for prior years in which the statute of limitations has expired.

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2018 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$ 618,158
Non-GAAP Adjustments:			
Termination of FDIC Shared-Loss Agreements [1]	(94,633)	45,059	(49,574)
Tax Closing Agreement [2]		(108,946)	(108,946)
Impact of Act No. 257 [3]		27,686	27,686
Adjusted net income (Non-GAAP)			$ 487,324
Hurricane Claims [4]	(19,271)	7,516	(11,755)
Voluntary Retirement Program [5]	19,500	(7,605)	11,895
Early Extinguishment of Debt [6]	12,522		12,522
Adjusted net income for incentive purposes			$ 499,986

[1] On May 22, 2018, Banco Popular de Puerto Rico, Popular's Puerto Rico Banking subsidiary, entered into a Termination Agreement with the FDIC to terminate all Shared-Loss Agreements in connection with the acquisition of certain assets and assumptions of certain liabilities of Westernbank Puerto Rico through an FDIC-assisted transaction in 2010 ("FDIC Transaction"). The gain recognized as a result of the Termination Agreement is the excess of the estimated fair market value of the true up obligation to the FDIC over the termination payment net of the FDIC Loss Share Asset as of the termination date.

[2] In June 2012, the Puerto Rico Department of the Treasury and the Corporation, entered into a Tax Closing Agreement to clarify the tax treatment related to the loans acquired through the FDIC Transaction. The tax benefit related to the Tax Closing Agreement is the result of an increase in the deferred tax asset related to the underlying loan portfolio net of an income tax expense related to the "deemed sale" of such loans as of the termination date.

[3] On December 10, 2018, the Governor of Puerto Rico signed into law Act No. 257 of 2018, which amended the Puerto Rico Internal Revenue Code, to among other things, reduce the Puerto Rico corporate income tax rate from 39% to 37.5%. The resulting adjustments reduce the DTA related to the Corporation's Puerto Rico operations as a result of lower realizable benefit at the lower tax rate.

[4] The proceeds from the insurance companies related to the Hurricanes Irma and Maria claims and the employee retention benefit from the P.R. Department of the Treasury.

[5] The charge related to additional benefits offered to the eligible employees that accepted to participate in the Voluntary Retirement Program.

[6] The charge associated to the accelerated amortization of debt issuance cost and the redemption price related to the redemption of outstanding 7.00% Senior Notes.

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2017 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$107,681
Non-GAAP Adjustments:			
Impact of the Tax Cut and Jobs Act [1]	—	168,358	168,358
Adjusted net income (Non-GAAP)			$276,039
Hurricanes Impact [2]:			
Non interest income	31,000	(12,049)	18,951
Provision for indemnity reserves on loans sold	3,436	(1,340)	2,096
Provision for loan losses	67,615	(26,370)	41,245
Operating expenses	16,981	(6,623)	10,358
Adjusted net income, excluding the impact of the Hurricanes			$348,690

[1] On December 22, 2017, the Tax Cut and Jobs Act (''the Act'') was signed into law by the President of the United States. The Act, among other things, reduced the maximum federal Corporate tax rate from 35% to 21%. The adjustment reduced the deferred tax asset related to the Corporation's U.S. operations as a result of a lower realizable benefit at the lower tax rate.

[2] Estimated impact on the Corporation's earnings as a result of the impact caused by Hurricanes Irma and Maria, net of estimated receivables of $1.1 million.

EARNINGS PER SHARE (''EPS'')

(In thousands)	2017	2018	2019	Cumulative EPS
Adjusted net income (non-GAAP) [1]	$ 348,690	$ 475,569	$ 644,647	$ —
Preferred dividends	(3,723)	(3,723)	(3,723)	—
Net income for common stock	344,967	471,846	640,924	—
Average common share outstanding [2]	103,478,247	103,745,485	104,090,962	—
Adjusted EPS	$ 3.33	$ 4.55	$ 6.16	$14.04

[1] The Talent and Compensation Committee decided not to adjust the 2018 GAAP net income for the charges related to the Voluntary Retirement Program ($11,895) and the early extinguishment of debt ($12,522) to calculate the EPS portion of the performance shares.

[2] Excluding the $75 million common stock repurchase in first quarter 2017, the $125 million common stock repurchase in fourth quarter of 2018, and the $250 million common stock repurchase in 2019.

AMENDMENT TO ARTICLE SEVENTH OF THE CERTIFICATE OF INCORPORATION

SEVENTH: (1) The Board of Directors shall be composed of such number of directors as are established from time to time by the Board of Directors and approved by an absolute majority of directors; provided, however, that the total number of directors shall always be not less than ~~nine~~seven(~~9~~7) nor more than ~~twenty-five~~fifteen (~~25~~15).[1] ~~The~~ Subject to the remainder of this paragraph 1 of this Article SEVENTH, the Board of Directors shall be divided into three classes as nearly equal in number as possible, with each class having at least three members and with the ~~term of office of one class expiring each year. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class 1 shall hold office until the annual meeting of stockholders in 1991; each initial director in Class 2 shall hold office until the annual meeting of stockholders in 1992; and each initial director in Class 3 shall hold office until the annual meeting of stockholders in 1993.~~class of directors elected at the annual meeting of stockholders of 2018 having a term expiring at the annual meeting of stockholders to be held in 2021, the class of directors elected at the annual meeting of stockholders of 2019 having a term expiring at the annual meeting of stockholders to be held in 2022, and the class of directors elected at the annual meeting of stockholders of 2020 having a term expiring at the annual meeting of stockholders to be held in 2023. Commencing with the annual meeting of stockholders to be held in 2021, directors shall be elected at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders; provided, however, that any director elected prior to the annual meeting of stockholders to be held in 2021 shall continue to hold office until the end of the term for which such director was elected. The division of directors into classes shall terminate, and the Board of Directors shall no longer be classified under Article 4.01 of the Puerto Rico General Corporation Law, at the annual meeting of stockholders to be held in 2023, from and after which all directors will stand for election annually. Except as provided in this Article SEVENTH, a director shall be elected by a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote in the election of directors, provided that if the number of nominees exceeds the number of directors to be elected, the director nominees shall be elected by a plurality of the votes cast.

(2) Any vacancies in the Board of Directors, by reason of an increase in the number of directors or otherwise, shall be filled solely by the Board of Directors, by majority vote of the directors then in office, though less than a quorum, but any such director so elected shall (i) in the case of a director elected to fill a vacancy resulting from an increase in the number of directors, hold office ~~only~~ until the next ~~succeeding~~ annual meeting of stockholders~~. At such~~ , and (ii) in the case of a director elected to fill a vacancy resulting from the resignation or removal of a former director (or any other cause besides an increase in the number of directors), stand for election at the next annual meeting~~, such director~~ of stockholders, and if duly elected at such meeting, shall be elected and qualified in the same class in which such former director ~~is~~was assigned ~~to~~and shall hold office for the ~~term or~~ remainder of the term of such class. ~~Directors~~From and after the annual meeting of stockholders to be held in 2023, any director appointed to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders. A director shall continue in office until ~~others are~~ a new director is chosen and qualified in ~~their~~her or his stead. ~~When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, so as to make all classes as nearly equal in number as possible. To the extent of any inequality within the limits of the foregoing, the class of directorships shall be the class or classes then having the last date or the later dates for the expiration of its or their terms.~~ No decrease in the number of directors shall shorten the term of any incumbent director.

(3) Subject to applicable law, a~~Any~~ director may be removed from office as a director but only for cause by the affirmative vote of the holders of two-third (2/3) of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

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[1] The changes marked in this sentence will only be implemented if Proposal 3 is passed. If Proposal 3 is not passed, this sentence will not be changed in Article SEVENTH.

The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution or in the by-laws of the Corporation, shall have and may exercise the powers of the Board of Directors (other than the power to remove or elect officers) in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

The Board of Directors may from time to time, in the manner provided for in the by-laws of the Corporation, hold its regular or extraordinary meetings outside of Puerto Rico.[2]

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[2] The changes marked in the preceding text, other than the changes marked in the first sentence of this Appendix B, will only be implemented if Proposal 2 is passed. If Proposal 2 is not passed, the preceding text (other than the first sentence of this Appendix B if Proposal 3 is passed) will not be changed in Article SEVENTH.

APPENDIX C

AMENDMENT TO ARTICLE NINTH OF THE CERTIFICATE OF INCORPORATION

NINTH: <u>The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the Commonwealth of Puerto Rico, and all rights conferred upon stockholders, directors or any other person herein are granted subject to this reservation.</u> ~~The affirmative vote of the holders of not less than seventy-five percent (75%) of the total number of outstanding shares of the Corporation shall be required (i) to amend this Article NINTH, (ii) to approve any Business Combination for which stockholder approval is required by applicable law or (iii) to approve the voluntary dissolution of the Corporation, notwithstanding that applicable law would otherwise permit any of the above with the approval of fewer shares or without the approval of any shares.~~

~~For purposes of this Article NINTH, the term "Business Combination" shall mean:~~

~~(a) a merger, reorganization or consolidation in which the Corporation is a constituent corporation; or~~

~~(b) the sale, lease, or hypothecation of substantially all the assets of the Corporation.~~

~~Other than with respect to this Article NINTH, the affirmative vote of the holders of not less than two-thirds of the total number of outstanding shares of the Corporation shall be required to amend these Articles of Incorporation, notwithstanding, that applicable law would otherwise permit such amendment with the approval of fewer shares or without the approval of any shares.~~

APPENDIX D

POPULAR, INC.
2020 OMNIBUS INCENTIVE PLAN

ARTICLE I
PURPOSE

The purpose of the 2020 Omnibus Incentive Plan (as amended from time to time, the "Plan") is to provide flexibility to Popular, Inc. (the "Corporation") and its Affiliates (as hereinbelow defined) to attract, retain and motivate their officers, executives and other key employees through the grant of awards and to adjust its compensation practices to the leading compensation practices and corporate governance trends as they develop from time to time. The Plan is further intended to help retain and align the interests of the non-employee members of the Board of Directors of the Corporation and its Affiliates with the Corporation's shareholders. Effective upon the adoption of the Plan by shareholders of the Corporation, no new awards will be made under the previously adopted 2004 Omnibus Incentive Plan (the "Prior Plan"), the Prior Plan will continue to govern awards outstanding under the Prior Plan and such awards shall continue in full force and effect, subject to their original terms.

ARTICLE II
DEFINITIONS

2.1   Definitions. Whenever used herein, the following terms shall have the respective meanings set forth below:

Adjustment Event. "Adjustment Event" means any stock dividend, stock split or share combination of, or extraordinary cash dividend on, the Common Stock or recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, dissolution, liquidation, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below Fair Market Value, or other similar event affecting the Common Stock of the Corporation.

Affiliate. "Affiliate" means any corporation or other form of entity of which the Corporation owns, from time to time, directly or indirectly, 50% or more of the total combined voting power of all classes of stock or other equity interests.

Approved Retirement. "Approved Retirement" means, except as otherwise set forth in an applicable Award agreement, in the case of a Participant who is a common law employee of the Corporation or an Affiliate, termination of a Participant's employment (i) on or after the normal retirement date or any early retirement date established under any defined benefit pension plan maintained by the Corporation or an Affiliate and in which the Participant participates or (ii) on or after attaining age 55 and completing such period of service as the Committee shall determine from time to time, to the extent the Participant does not participate in any such defined benefit pension plan maintained by the Corporation or an Affiliate. Notwithstanding the foregoing, the term "Approved Retirement" shall not apply to any Participant whose employment with the Corporation or an Affiliate has been terminated for Cause, whether or not such individual is deemed to be retirement eligible or is receiving retirement benefits under any defined benefit pension plan maintained by the Corporation or an Affiliate and in which the Participant participates or would otherwise satisfy the criteria set forth by the Committee as noted in the preceding sentence.

Award. An "Award" means the award under the Plan of a Long-Term Performance Unit Award, an Option, a SAR, Restricted Stock, Restricted Stock Unit, Performance Share, including any associated Dividend Equivalents, or equity-based, equity-related or cash-based Awards described in Section 8.10.

Beneficial Owner. "Beneficial Owner" means any "person," as such term is used in Section 13(d) of the Act, who, directly or indirectly, has or shares the right to vote, dispose of, or otherwise has "beneficial ownership" of such securities (within the meaning of Rule 13d-3 and Rule 13d-5 under the Act), including pursuant to any agreement, arrangement or understanding (whether or not in writing).

Board. "Board" means the Board of Directors of the Corporation.

Cause. "Cause" means, with respect to a Participant, any of the following (as determined by the Committee in its sole discretion): (i) failure to substantially perform assigned duties; (ii) dishonesty,

fraud or misrepresentation; (iii) inability to obtain or retain appropriate licenses; (iv) violation of any rule or regulation of any regulatory agency or self-regulatory agency; (v) violation of any policy or rule of the Corporation or any Affiliate; (vi) commission of a crime; (vii) breach by a Participant of any written covenant or agreement with the Corporation or any Affiliate not to disclose or misuse any information pertaining to, or misuse any property of, the Corporation or any Affiliate, or (viii) any act or omission detrimental to the conduct of the business of the Corporation or any Affiliate in any way.

Change in Control. A "Change in Control" means:

(a)   during any period of not more than 24 months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Corporation as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(b)   any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then-outstanding securities eligible to vote for the election of the Board ("Company Voting Securities"); provided, however, that the event described in this paragraph (b) will not be deemed to be a Change in Control by virtue of the ownership, or acquisition, of Company Voting Securities: (A) by the Corporation, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Corporation, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities or (D) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) of this definition);

(c)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this paragraph (c) will be deemed to be a "Non-Qualifying Transaction"); or

(d)   the consummation of a sale of all or substantially all of the Corporation's assets (other than to an affiliate of the Corporation); or

(e)   the Corporation's stockholders approve a plan of complete liquidation or dissolution of the Corporation.

(f)   Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Corporation which reduces the

number of Company Voting Securities outstanding; provided that if after such acquisition by the Corporation such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur.

Committee. "Committee" means (i) the Talent and Compensation Committee of the Board or such other committee of the Board as the Board shall designate from time to time, which committee shall consist of two or more members, each of whom shall be a "Nonemployee Director" within the meaning of Rule 16b-3, as promulgated under the Exchange Act and an "independent director" under the rules of NASDAQ, or any successors thereto and (ii) the Corporate Governance and Nominating Committee, for purposes of director compensation.

Common Stock. "Common Stock" means the common stock of the Corporation, par value $0.01 per share.

Corporate Event. "Corporate Event" means a merger, consolidation, recapitalization or reorganization, share exchange, division, sale, plan of complete liquidation or dissolution, or other disposition of all or substantially all of the assets of the Corporation, which has been approved by the shareholders of the Corporation.

Corporation. "Corporation" means Popular, Inc., a Puerto Rico Corporation, and any successor thereto.

Disability. "Disability" means with respect to any Participant, long-term disability as defined under the welfare benefit plan maintained by either the Corporation or an Affiliate and in which the Participant participates and from which the Participant is receiving a long-term disability benefit.

Dividends. "Dividends" means the regular cash dividends paid by the Corporation upon one share of Common Stock from time to time.

Dividend Equivalents. "Dividend Equivalents" means an amount equal to the regular cash dividends paid by the Corporation upon one share of Common Stock in connection with the grant of Restricted Stock Units, and/or Performance Shares awarded to a Participant in accordance with Article VIII of the Plan. In no event shall Dividend Equivalents be granted in connection with Options and/or SARs.

Effective Date. "Effective Date" generally means the first date upon which the Plan shall become effective, which will be the date the Plan has been both (a) approved by the Board on February 28, 2020 and (b) approved by a majority of the votes cast at a duly held stockholders' meeting (currently scheduled for May 12, 2020) at which the requisite quorum, as set forth in the Corporation's Certificate of Incorporation, of outstanding voting stock of the Corporation is, either in person or by proxy, present and voting on the Plan. However, for purposes of any Option grant that is an ISO or QSO, the term "Effective Date" shall mean solely the adoption of the Plan by the Board.

Eligible Individual. For purposes of this Plan only, "Eligible Individual" means

(i)   any individual who is a common law employee (including each officer or employee who is a member of the Board) of the Corporation or any such Affiliate, and (ii) any Non- employee Director.

Exchange Act. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

Executive Officer. "Executive Officer" means each person who is an officer of the Corporation or any Affiliate and who is subject to the reporting requirements under Section 16(a) of the Exchange Act.

Extraordinary Items. "Extraordinary Items" means (i) extraordinary, unusual and/or non-recurring items of gain or loss, including but not limited to, restructuring or restructuring-related charges, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, all of which are identified in the Corporation's audited financial statements or the Corporation's annual report to stockholders, or (v) those other items determined by the Committee.

Fair Market Value. "Fair Market Value" means, on any date, the price of the last trade, in the Common Stock on such date on the NASDAQ National Market System or, if at the relevant time, the Common Stock is not listed to trade on the NASDAQ National Market System, on such other recognized quotation system on which the trading prices of the Common Stock are then quoted (the "Applicable Exchange"). In the event that (i) there are no Common Stock transactions on the Applicable Exchange on any relevant date, Fair Market Value for such date shall mean the closing price

on the immediately preceding date on which Common Stock transactions were so reported and (ii) the Applicable Exchange adopts a trading policy permitting trades after 5 P.M. Eastern Standard Time ("EST"), Fair Market Value shall mean the last trade, regular way, reported on or before 5 P.M. EST (or such earlier or later time as the Committee may establish from time to time).

Good Reason. "Good Reason" means, unless otherwise provided in an Award agreement or employment agreement, and in the absence of written consent of a Participant, there is: a material reduction in the Participant's highest base salary in effect at any time within 12 months preceding the Change in Control; or (ii) a material diminution in the Participant's position, authority, duties or responsibilities as in effect immediately prior to the Change in Control; (iii) a transfer of the Participant's primary work site to a new primary work site that is more than 50 miles from the Participant's primary work site. If a Participant does not give the Corporation or its successor (A) written notice of termination notice within ninety (90) days after the Participant has knowledge that an event constituting Good Reason has occurred and (B) thirty (30) days to cure the first event constituting Good Reason, the event will no longer constitute Good Reason.

ISO. "ISO" means an Option that is an "incentive stock option" within the meaning of U.S. Code section 422.

Long-Term Performance Unit Award. A "Long-Term Performance Unit Award" means an Award made pursuant to Article IX of the Plan, which are units valued by reference to Common Stock, the number or value of such units which may be adjusted over a Performance Cycle based on the satisfaction of Performance Goals.

Nonemployee Director. "Nonemployee Director" means a member of the Board of Directors of the Corporation or an Affiliate who is not a common law employee of the Corporation or any Affiliate.

Nonstatutory Stock Option. "Nonstatutory Stock Option" means an Option that is not an ISO or a QSO.

Option (including ISOs, QSOs and Nonstatutory Stock Options). "Option" means the right to purchase Common Stock at a stated price for a specified period of time. For purposes of the Plan, an Option may be either (i) an ISO, (ii) a QSO or (iii) a Nonstatutory Stock Option.

P.R. Code. "P.R. Code" means the Puerto Rico Internal Revenue Code of 2011, as amended, including, for these purposes, any regulations promulgated by the Puerto Rico Department of the Treasury with respect to the provisions of the P.R Code, and any successor thereto.

Participant. "Participant" shall have the meaning set forth in Article III of the Plan.

Performance Cycle. "Performance Cycle" means the period selected by the Committee during which the performance of the Corporation or any Affiliate or unit thereof or any individual is measured for the purpose of determining the extent to which an Award subject to Performance Goals has been earned.

Performance Goals. "Performance Goals" means the objectives for the Corporation, any Affiliate or business unit thereof, or an Eligible Individual that may be established by the Committee for a Performance Cycle with respect to any performance based Awards contingently granted under the Plan.

Performance Shares. "Performance Shares" means an Award made pursuant to Article IX of the Plan, which are units denominated in Common Stock, the number of such units which may be adjusted over a Performance Cycle based upon the satisfaction of Performance Goals.

Person. "Person" means any person (within the meaning of Section 3(a)(9) of the Exchange Act), including any group (within the meaning of Rule 13d-5(b) under the Exchange Act), but excluding the Corporation, any Affiliate or any employee benefit plan sponsored or maintained by the Corporation or any Affiliate.

Plan Year. "Plan Year" means a period of twelve months commencing on January 1st and ending on the next December 31st.

QSO. "QSO" means an Option that is a "qualified stock option" within the meaning of P.R. Code section 1046.

Restricted Period. ''Restricted Period'' means the period of time during which Restricted Stock Units or shares of Restricted Stock are subject to forfeiture or restrictions on transfer (if applicable) pursuant to Article VIII of the Plan.

Restricted Stock. ''Restricted Stock'' means Common Stock awarded to a Participant pursuant to the Plan that is subject to forfeiture and restrictions on transferability in accordance with Article VIII of the Plan.

Restricted Stock Unit. ''Restricted Stock Unit'' means a Participant's right to receive, pursuant to this Plan, one share of Common Stock at the end of a specified period of time, which right is subject to forfeiture in accordance with Article VIII of the Plan. Notwithstanding the foregoing, as specified in the Award agreement, Participant may receive one share of Common Stock, cash or other securities or property equal in value to a share of Common Stock or a combination thereof upon settlement of a Restricted Stock Unit.

SAR. ''SAR'' means a stock appreciation right granted under Article VII in respect of one or more shares of Common Stock that entitles the holder thereof to receive, in cash or Common Stock, at the discretion of the Committee (which discretion may be exercised at or after grant, including after exercise of the SAR), an amount per share of Common Stock equal to the excess, if any, of the Fair Market Value on the date the SAR is exercised over the Fair Market Value on the date the SAR is granted.

Section 409A. ''Section 409A'' means Section 409A of the U.S. Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

Securities Act. ''Securities Act'' means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

U.S. Code. ''U.S. Code'' means the U.S. Internal Revenue Code of 1986, as amended, including, for these purposes, any regulations promulgated by the Internal Revenue Service with respect to the provisions of the U.S. Code (''Treasury Regulations''), and any successor thereto.

2.2   Gender and Number. Except when otherwise indicated by the context, words in the masculine gender used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

ARTICLE III
ELIGIBLITY AND PARTICIPATION

3.1   Participants. Participants in the Plan shall be those Eligible Individuals designated by the affirmative action of the Committee (or its delegate) to participate in the Plan.

3.2   Types of Awards. The Committee or its delegate, or the Corporate Governance and Nominating Committee in the case of Awards granted to directors, may grant any or all of the Awards specified herein to any particular Participant (subject to the applicable limitations set forth in the Plan). Any Award may be made for one (1) year or multiple years without regard to whether any other type of Award is made for the same year or years.

ARTICLE IV
POWERS OF THE COMMITTEE

4.1   Power to Grant. The Committee shall have the authority, subject to the terms of the Plan, to determine those Eligible Individuals to whom Awards shall be granted and the terms and conditions of any and all Awards including, but not limited to:

(a)   the number of shares of Common Stock to be covered by each Award;

(b)   the time or times at which Awards shall be granted;

(c)   the terms and provisions of the instruments by which Options may be evidenced, including the designation of Options as ISOs, QSOs or Nonstatutory Stock Options;

(d)   the determination of the period of time during which restrictions on Restricted Stock or Restricted Stock Units shall remain in effect;

(e) the establishment and administration of any Performance Goals applicable to Awards granted under the Plan;

(f) the determination of Participants' Long Term Performance Unit Awards or Performance Share Awards, including any Performance Goals and Performance Cycles;

(g) the determination to accelerate the time or times at which an Award becomes vested, unrestricted or may be exercised upon a Participant's death, disability or termination of employment;

(h) the development and implementation of specific stock-based programs for the Corporation and its Affiliates that are consistent with the intent and specific terms of the framework created by this Plan; and

(i) the right of a Participant to defer receipt of payment of an Award, including the establishment of a trust to hold the amounts payable pursuant to an Award, including, but not limited to shares of Common Stock.

Appropriate officers of the Corporation or any Affiliate may suggest to the Committee the Eligible Individuals who should receive Awards, which the Committee may accept or reject in its sole discretion. The Committee shall determine the terms and conditions of each Award at the time of grant. The Committee may establish different terms and conditions for different Participants and for the same Participant for each Award such Participant may receive, whether or not granted at different times.

4.2 Administration.

(a) Rules, Interpretations and Determinations. The Committee shall administer the Plan. Any Award granted by the Committee under the Plan may be subject to such conditions, not inconsistent with the terms of the Plan, as the Committee shall determine. The Committee shall have full authority to interpret and administer the Plan, to establish, amend, and rescind rules and regulations relating to the Plan, to provide for conditions deemed necessary or advisable to protect the interests of the Corporation, to construe the respective Award agreements and to make all other determinations necessary or advisable for the administration and interpretation of the Plan in order to carry out its provisions and purposes. Determinations, interpretations, or other actions made or taken by the Committee shall be final, binding, and conclusive for all purposes and upon all persons.

The Committee's determinations under the Plan (including the determination of the Eligible Individuals to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements hereunder) may vary, and need not be uniform, whether or not any such Eligible Individuals could be deemed to be similarly situated.

(b) Agents and Expenses. The Committee may appoint agents (who may be officers or employees of the Corporation) to assist in the administration of the Plan and may grant authority to such persons to execute agreements or other documents on its behalf. All expenses incurred in the administration of the Plan, including, without limitation, for the engagement of any counsel, consultant or agent, shall be paid by the Corporation. Any proceeds received by the Corporation in connection with any Award will be used for general corporate purposes.

(c) Delegation of Authority. Notwithstanding anything else contained in the Plan to the contrary herein, the Committee may delegate, subject to such terms or conditions or guidelines as it shall determine, to any employee of the Corporation or any group of employees of the Corporation or its affiliates any portion of its authority and powers under the Plan with respect to Participants who are not Executive Officers. Only the Committee may select, grant, administer, or exercise any other discretionary authority under the Plan in respect of Awards granted to such Participants who are Executive Officers.

4.3 Newly Eligible Participants. The Committee shall be entitled to make such rules, determinations and adjustments, as it deems appropriate with respect to any Participant who becomes eligible to receive a performance-based Award after the commencement of a Performance Cycle.

4.4 Restrictive Covenants and Other Conditions. Without limiting the generality of the foregoing, the Committee may condition the grant of any Award under the Plan upon the Participant to whom such Award would be granted agreeing in writing to certain conditions in addition to the provisions regarding exercisability of the Award (such as restrictions on the ability to transfer the underlying shares of Common Stock) or covenants in favor of the Corporation and/or one or more Affiliates (including, without limitation, covenants not to compete, not to solicit employees and customers and not to disclose confidential

information) that may have effect during or following the termination of the Participant's employment with the Corporation and its Affiliates and before or after the Award has been exercised, including, without limitation, the requirement that the Participant disgorge any profit, gain or other benefit received in respect of the exercise of the Award prior to any breach of any such covenant by the Participant.

4.5   Indemnification. No member of the Committee, nor any officer or employee of the Corporation acting on behalf of the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan and all members of the Committee and each and any officer or employee of the Corporation acting on their behalf, to the extent permitted by law, shall be entitled to full indemnification, reimbursement and protection by the Corporation in respect of any such action, determination or interpretation. In the performance of its functions under the Plan, the Committee and any officer or employee of the Corporation acting on their behalf, shall be entitled to rely upon information and advice furnished to them by the Corporation's officers, accountants, counsel and any other party they deem necessary, and no member of the Committee, nor any officer or employee of the Corporation acting on behalf of the Committee, shall be liable for any action taken or not taken in reliance upon any such advice.

4.6   Clawback/Recoupment. Awards under this Plan may be subject to recoupment or clawback as may be required by applicable law, or the Corporation's recoupment, or "clawback" policy as it may be amended from time to time.

ARTICLE V
COMMON STOCK SUBJECT TO PLAN; OTHER LIMITATIONS

5.1   Plan Limits.

(a)   Shares Available for Awards: Subject to the provisions of Section 5.3, the number of shares of Common Stock issuable under the Plan for Awards shall be 4,000,000, plus (a) any reserved shares not issued or subject to outstanding grants under the Prior Plan on the Effective Date and (b) shares that are subject to awards granted under the Prior Plan that cease to be subject to such awards by forfeiture or otherwise after the Effective Date. The maximum aggregate number of shares of Common Stock that may be issued under the Plan for ISOs is 4,000,000. The maximum aggregate number of shares of Common Stock that may be issued under the Plan for QSOs is 4,000,000.

(b)   The shares to be delivered under the Plan may consist, in whole or in part, of Common Stock purchased by the Corporation for such purpose, treasury Common Stock or authorized but unissued Common Stock, not reserved for any other purpose.

5.2   Cancelled, Terminated, or Forfeited Awards. Except as otherwise provided in the following sentence, should an Award under this Plan for any reason expire without having been exercised, be cancelled, repurchased by the Corporation, terminated or forfeited or otherwise settled without the issuance of any Common Stock (including shares tendered or withheld for taxes on Restricted stock Awards or shares under the Plan or the Prior Plan that are issued in connection with a Restricted Stock Award that is subsequently forfeited), any such shares of Common Stock subject to such Award shall again be available for grants of Awards under the Plan. Except as set forth above, the following shares shall not become available again for grant of Awards under the Plan pursuant to Section 5.1: (a) any shares that are withheld by the Corporation or tendered by a Participant (by either actual delivery or attestation) on or after the Effective Date (i) to pay the exercise price of an Option granted under the Plan or (ii) to satisfy tax withholding obligations associated with an Award granted under the Plan, (b) any shares that were subject to a stock-settled SAR granted under the Plan that were not issued upon the exercise of such SAR on or after the Effective Date, and (c) any shares that were purchased by the Corporation on the open market with the proceeds from the exercise of an Option granted under the Plan on or after the Effective Date.

5.3   Adjustment in Capitalization. In the event of any Adjustment Event, (a) the aggregate number of shares of Common Stock available for Awards under Section 5.1, (b) the aggregate limitations on the number of shares that may be awarded as a particular type of Award and (c) the aggregate number of shares subject to outstanding Awards and the respective exercise prices or base prices applicable to outstanding Awards shall be appropriately adjusted by the Committee, in its discretion, with respect to such Adjustment Event, and the Committee's determination shall be conclusive; provided that no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A of the Code. To the extent deemed equitable and appropriate by the Committee and subject to any required action by shareholders of the Corporation, in any Adjustment Event that is a merger, consolidation, reorganization, liquidation, dissolution or similar transaction, any Award

granted under the Plan shall be deemed to pertain to the securities and other property, including cash, to which a holder of the number of shares of Common Stock covered by the Award would have been entitled to receive in connection with such Adjustment Event.

Any shares of stock (whether Common Stock, shares of stock into which shares of Common Stock are converted or for which shares of Common Stock are exchanged for shares of stock distributed with respect to Common Stock) or cash or other property received with respect to any award of Restricted Stock or Restricted Stock Units granted under the Plan as a result of any Adjustment Event or any distribution of property shall, except as provided in Article X or as otherwise provided by the Committee, be subject to the same terms and conditions, including restrictions on transfer, as are applicable to such shares of Restricted Stock or Restricted Stock Units and any stock certificate(s) representing or evidencing any shares of stock so received shall be legended in such manner as the Corporation deems appropriate.

ARTICLE VI
STOCK OPTIONS

6.1   Grant of Options. Subject to the provisions of Section 5.1, Options may be granted to Participants at such time or times as shall be determined by the Committee. Options granted under the Plan may be of three types: (i) ISOs, (ii) QSOs and (iii) Nonstatutory Stock Options. Except as otherwise provided herein, the Committee shall have complete discretion in determining the Number of Options, if any, to be granted to a Participant, except that ISOs and QSOs may only be granted to Eligible Individuals who satisfy the requirements for eligibility set forth under U.S. Code section 424 and P.R. Code section 1046, respectively. The date of grant of an Option under the Plan will be the date on which the Option is awarded by the Committee or, if so determined by the Committee, the date on which occurs any event (including, but not limited to, the completion of an individual or corporate Performance Goal) the occurrence of which is an express condition precedent to the grant of the Option. Subject to Section 5.3, the Committee shall determine the number of Options, if any, to be granted to the Participant. Each Option grant shall be evidenced by an Option agreement (in electronic or written form) that shall specify the type of Option granted, the exercise price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, and such other terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. Options may be granted in tandem with SARs (as described in more detail in Article VII).

6.2   Exercise Price; No Repricing or Substitution of Options. Nonstatutory Stock Options and QSOs and ISOs granted pursuant to the Plan shall have an exercise price no less than the Fair Market Value of a share of Common Stock on the date the Option is granted. Except as a result of any Adjustment Event, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option (or the reference price of a SAR) nor to grant any new Options, SARs or other Awards in substitution for or upon the cancellation of, or repurchase for cash or other consideration for, any Options or SARs previously granted which shall have the effect of reducing the exercise price of any outstanding Option (or the reference price of any SAR).

6.3   Exercise of Options. Each Option granted pursuant to the Plan shall become exercisable as determined by the committee at the time of grant; provided that the Committee may establish performance-based criteria for exercisability of any Option. Subject to the provisions of this Article VI, once any portion of any Option has become exercisable it shall remain exercisable for its remaining term. Once exercisable, an Option may be exercised from time to time, in whole or in part, up to the total number of shares of Common Stock with respect to which it is then exercisable. The Committee shall determine the term of each Option granted, but, except as expressly provided below, in no event shall any such Option be exercisable for more than 10 years after the date on which it is granted.

6.4   Payment. The Committee shall establish procedures governing the exercise of Options. No shares shall be delivered pursuant to any exercise of an Option unless arrangements satisfactory to the Committee have been made to assure full payment of the exercise price therefore. Without limiting the generality of the foregoing, payment of the exercise price may be made: (a) in cash or its equivalent; (b) by exchanging shares of Common Stock (which are not the subject of any pledge or other security interest) owned by the person exercising the Option (through actual tender or by attestation); (c) with the approval of the Board or the Committee, by authorizing the Corporation, Popular Securities, Inc. or a broker-dealer approved by the Corporation, to sell, on behalf of the Participant, the appropriate number of shares of Common Stock otherwise issuable to the Participant upon exercise of an Option; (d) with the approval of the Board or the Committee and at the election of the Participant, by withholding from those shares of Common Stock that would otherwise be obtained upon exercise of the Option a number of shares having a Fair Market Value equal to the exercise price; (e) by any combination of the foregoing; or (f) by other means that the Board

or the Committee deems appropriate; provided that the combined value of all cash and cash equivalents paid and the Fair Market Value of any such shares of Common Stock so tendered to the Corporation, valued as of the date of such tender, is at least equal to such exercise price. The Corporation may not make a loan to a Participant to facilitate such Participant's exercise of any of his or her Options or payment of taxes.

6.5   ISOs and QSOs. Notwithstanding anything in the Plan to the contrary, no Option that is intended to be an ISO or QSO may be granted after the tenth anniversary of the Effective Date of the Plan. In addition, the Fair Market Value of the Common Stock with respect to any ISO or QSO granted under this Plan (and any other plan maintained by the Corporation or any Affiliate that employs the Participant) exercisable for the first time during any calendar year may not (with respect to any Participant) exceed $100,000, with such Fair Market Value to be determined as of the date such ISO or QSO is granted. Except as may otherwise be provided for under the provisions of Article X of the Plan, no term of this Plan relating to ISOs or QSOs shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the ISO, QSO or the Plan under Section 422 of the US Code, or P.R. Code Section 1046, respectively, or without the consent of any Participant affected thereby, to disqualify any ISO or QSO under such Section 422 or Section 1046.

6.6   Termination of Employment or Service as a Nonemployee Director. Unless otherwise determined by the Committee at or following the time of grant, the following provisions of the Plan shall apply in the event of the Participant's termination of employment or service as a Nonemployee Director:

(a)   Due to Death. In the event a Participant's employment terminates by reason of death, any Options granted to such Participant shall become immediately exercisable in full and may be exercised by the Participant's estate or as may otherwise be provided for in accordance with the requirements of Section 12.2, at any time prior to the earlier to occur of the (i) expiration of the term of the Options or (ii) such date as the Committee shall determine at the time of grant; provided, however, that Nonstatutory Stock Options shall be deemed to be amended to provide that they are exercisable for not less than one (1) year after a Participant's death even if such period exceeds the expiration of the term of the original grant of such Nonstatutory Stock Options.

(b)   Due to Disability. In the event a Participant's employment is terminated by his or her employer by reason of Disability, any Options granted to such Participant shall become immediately exercisable in full and may be exercised by the Participant (or, in the event of the Participant's death after termination of employment when the Option is exercisable pursuant to its terms, by the Participant's designated beneficiary, and if none is named, by the person determined in accordance with the requirements of Section 12.2), at any time prior to the expiration date of the term of the Options or within such period as the Committee shall determine at the time of grant following the Participant's termination of employment, whichever period is shorter.

(c)   Due to Approved Retirement. In the event a Participant's employment terminates by reason of Approved Retirement, any Options granted to such Participant which are then outstanding shall become immediately exercisable in full and may be exercised by the Participant (or, in the event of the Participant's death after termination of employment when the Option is exercisable pursuant to its terms, by the Participant's estate or as otherwise may be provided for in accordance with Section 12.2), at any time prior to the expiration date of the term of the Options or within five (5) years (or such shorter period as the Committee shall determine at the time of grant) following the Participant's Approved Retirement, whichever period is shorter.

(d)   Due to Cause. In the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, any Options granted to such Participant that are then not yet exercised shall be forfeited at the time of such termination and shall not be exercisable thereafter and the Committee may require that such Participant disgorge any profit, gain or other benefit received in respect of the exercise of any such Award for a period of up to twelve (12) months prior to the Participant's termination of employment for Cause. For purposes of this Section 6.6, in the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, the provisions of this Section 6.6(d) will apply notwithstanding any assertion (by the Participant or otherwise) of a termination of employment for any other reason enumerated under this Section.

(e)   Due to Resignation. Unless otherwise determined by the Committee, in the event a Participant's employment ends as a result of such Participant's resignation from the Corporation or any Affiliate, any Options granted to such Participant that are then not yet exercised shall be forfeited at the time of such termination and shall not be exercisable thereafter.

(f)   Due to Any Other Reason. In the event the employment of the Participant shall terminate for any reason other than one described in Section 6.6 (a) through (e), any Options granted to such Participant which are exercisable at the date of the Participant's termination of employment may be exercised by the Participant (or, in the event of the Participant's death after termination of employment when the Option is exercisable pursuant to its terms, by the Participant's estate or as may otherwise be provided for in accordance with the requirements of Section 12.2) at any time prior to the expiration of the term of the Options or the ninetieth (90th) day following the Participant's termination of employment, whichever period is shorter, and any Options that are not exercisable at the time of termination of employment shall be forfeited at the time of such termination and not be exercisable thereafter.

(g)   Termination of Service as a Nonemployee Director. If a Nonemployee Director shall terminate his service as a director for reasons other than removal for cause, any Options granted to such Participant shall become immediately exercisable in full and may be exercised by the Participant (or the Participant's estate, as the case may be) at any time before the expiration of the term of the Option.

ARTICLE VII
STOCK APPRECIATION RIGHTS (SARS)

7.1   Grant of SARs. SARs may be granted to any Participants, all Participants or any class of Participants at such time or times as shall be determined by the Committee. SARs may be granted in tandem with an Option, on a freestanding basis, not related to any other Award. A grant of a SAR shall be evidenced in writing, whether as part of the agreement governing the terms of the Option, if any, to which such SARs relate or pursuant to a separate written agreement with respect to freestanding SARs, in each case containing such provisions not inconsistent with the Plan as the Committee shall approve.

7.2   Terms and Conditions of SARs. Notwithstanding the provisions of Section 7.1, unless the Committee shall otherwise determine the terms and conditions (including, without limitation, the exercise period of the SAR, the vesting schedule applicable thereto and the impact of any termination of service on the Participant's rights with respect to the SAR) applicable with respect to (i) SARs granted in tandem with an Option shall be substantially identical (to the extent possible taking into account the differences related to the character of the SAR) to the terms and conditions applicable to the tandem Options and (ii) freestanding SARs shall be substantially identical (to the extent possible taking into account the differences related to the character of the SAR) to the terms and conditions that would have been applicable under Section 6 were the grant of the SARs a grant of an Option (including, but not limited to, the application of Section 6.6).

7.3   Exercise of Tandem SARs. SARs that are granted in tandem with an Option may only be exercised upon the surrender of the right to exercise such Option for an equivalent number of shares and may be exercised only with respect to the shares of Stock for which the related Award is then exercisable.

7.4   Payment of SAR Amount. Upon exercise of a SAR, the holder shall be entitled to receive payment, in cash, in shares of Common Stock or in a combination thereof, as determined by the Committee, of an amount determined by multiplying:

(a)   the excess, if any, of the Fair Market Value of a share of Stock at the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant, by

(b)   the number of shares of Common Stock with respect to which the SARs are then being exercised; provided, however, that at the time of grant with respect to any SAR payable in cash, the Committee may establish, in its sole discretion, a maximum amount per share which will be payable upon the exercise of such SAR.

ARTICLE VIII
RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DIVIDEND EQUIVALENTS

8.1   Grant of Restricted Stock and Restricted Stock Units. The Committee, in its sole discretion, may make Awards to Participants of Restricted Stock or Restricted Stock Units. Any Award made hereunder of Restricted Stock or Restricted Stock Units shall be subject to the terms and conditions of the Plan and to any other terms and conditions not inconsistent with the Plan (including, but not limited to, requiring the Participant to pay the Corporation an amount equal to the par value per share for each share of Restricted Stock awarded) as shall be prescribed by the Committee in its sole discretion, either at the time of grant or thereafter. As determined by the Committee, with respect to an Award of Restricted Stock, the Corporation

shall either (i) transfer or issue to each Participant to whom an award of Restricted Stock has been made the number of shares of Restricted Stock specified by the Committee or (ii) hold such shares of Restricted Stock for the benefit of the Participant for the Restricted Period. In the case of an Award of Restricted Stock Units, no shares of Common Stock shall be issued at the time an Award is made, and the Corporation shall not be required to set aside a fund for the payment of such Award. Dividends or Dividends Equivalents (if connected with the grant of Restricted Stock Units) may be subject to the same terms and conditions as the underlying Award of Restricted Stock or Restricted Stock Units.

8.2   Grant, Terms and Conditions of Dividend Equivalents. The Committee, in its sole discretion, may make Awards to Participants of Dividend Equivalents in connection with the grant of Restricted Stock Units and/or Performance Shares; provided that in no event may payment with respect to such Dividend Equivalent be made unless and until the Award to which it relates vests. Unless the Committee shall otherwise determine, the terms and conditions (including, without limitation, the vesting schedule applicable thereto and the impact of any termination of service on the Participant's rights with respect to the Dividend Equivalent) shall be substantially identical (to the extent possible taking into account the differences related to the character of the Dividend Equivalent) to the terms and conditions applicable to the associated Award.

8.3   Restrictions on Transferability. Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered by the Participant during the Restricted Period, except as hereinafter provided. Notwithstanding the foregoing, the Committee may permit (on such terms and conditions as it shall establish) shares of Restricted Stock and Restricted Stock Units to be transferred during the Restricted Periods pursuant to Section 12.1, provided that any shares of Restricted Stock or Restricted Stock Units so transferred shall remain subject to the provisions of this Article VIII.

8.4   Rights as a Shareholder. Except for the restrictions set forth herein and unless otherwise determined by the Committee, the Participant shall have all the rights of a shareholder with respect to such shares of Restricted Stock, including but not limited to, the right to vote and the right to receive dividends. A Participant shall not have any right, in respect of Restricted Stock Units or Dividend Equivalents awarded pursuant to the Plan, to vote on any matter submitted to the Corporation's stockholders until such time as the shares of Common Stock attributable to such Restricted Stock Units (and, if applicable, Dividend Equivalents) have been issued.

8.5   Restricted Period. The Restricted Period shall commence upon the date of grant by the Committee and shall lapse with respect to the shares of Restricted Stock or Restricted Stock Units on such date as determined by the Committee at the date an Award of Restricted Stock or Restricted Stock Units (including any Dividend Equivalents issued) is made to the Participant by the Committee, unless sooner terminated as otherwise provided herein.

8.6   Legending or Equivalent. To the extent that certificates are issued to a Participant in respect of shares of Restricted Stock awarded under the Plan (or in the event that such Restricted Stock are held electronically), such shares shall be registered in the name of the Participant and shall have such legends (or account restrictions) reflecting the restrictions of such Awards in such manner as the Committee may deem appropriate.

8.7   Nonemployee Director Compensation. No Nonemployee Director of the Corporation may be granted (in any calendar year) compensation with a value in excess of $700,000, with the value of any equity-based awards based on the accounting grant date value of such award.

8.8   Termination of Employment or Service as a Nonemployee Director. Unless the Committee shall otherwise determine at or subsequent to the date of grant:

(a)   Due to Death. In the event a Participant's employment terminates by reason of death, the Restricted Period will lapse as to the entire portion of the shares of Restricted Stock and/or Restricted Stock Units (including any associated Dividend Equivalents) transferred or issued to such Participant under the Plan.

(b)   Due to Disability. In the event a Participant's employment terminates by reason of Disability, the Restricted Period will lapse as to the entire portion of the shares of Restricted Stock and/or Restricted Stock Units (including any associated Dividend Equivalents) transferred or issued to such Participant under the Plan.

(c)   Due to Approved Retirement. In the event a Participant's employment terminates by reason of Approved Retirement, the Restricted Period will lapse as to the entire portion of the shares of Restricted Stock and/or Restricted Stock Units transferred or issued to such Participant under the Plan (including any associated Dividend Equivalents).

(d)   Due to Cause. In the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, any Restricted Stock or Restricted Stock Units (including any associated Dividend Equivalents) granted to such Participant shall be forfeited at the time of such termination, and the Committee may require that such Participant disgorge any profit, gain or other benefit received in respect of the lapse of restrictions on any prior grant of Restricted Stock or Restricted Stock Units (including any Dividend Equivalents) for a period of up to twelve (12) months prior to the Participant's termination of employment for Cause. For purposes of this Section 8.8, in the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, the provisions of this Section 8.8(d) will apply notwithstanding any assertion (by the Participant or otherwise) of a termination of employment for any other reason enumerated under this Section.

(e)   Due to Resignation. Unless otherwise determined by the Committee, in the event a Participant's employment ends as a result of such Participant's resignation from the Corporation or any Affiliate, any Restricted Stock granted to such Participant and all Restricted Stock Units (including any associated Dividend Equivalents) credited to such Participant shall be forfeited upon the Participant's termination of employment.

(f)   Due to Any Other Reason. In the event a Participant's employment or service as a Nonemployee Director is terminated by the Corporation or any Affiliate for any other reason during the applicable vesting period, the Participant (or the Participant's estate or beneficiaries, if the participant subsequently dies) shall receive a payment calculated in the following manner: (i) the number of shares of Restricted Stock or Restricted Stock Units granted will be reduced by multiplying the grant by a fraction, the numerator of which is the number of full months in the applicable vesting period during which the Participant was an active employee and the denominator of which is the number of months in the applicable vesting period (with a partial month worked shall be counted as a full month if the Participant is an active employee for 15 days or more in that month); and (ii) the resulting reduced number of Restricted Stock or Restricted Stock Units shall be considered vested and payment of such pro-rated Awards is to be made to the Participant (or beneficiaries or estate, if the Participant subsequently dies) as soon as practicable after the Participant's termination of employment.

8.9   Issuance of New Certificate or Equivalent; Settlement of Restricted Stock Units and Dividend Equivalents. Upon the lapse of the Restricted Period with respect to any shares of Restricted Stock, such shares shall no longer be subject to the restrictions imposed under Section 8.3 and the Corporation shall issue or have issued new share certificates (or remove any such restrictions that may have been established electronically) without the legend or equivalent described in Section 8.6 in exchange for those previously issued. Upon the lapse of the Restricted Period with respect to any Restricted Stock Units, the Corporation shall deliver to the Participant, or the Participant's beneficiary or estate, as provided in Section 12.2, one share of Common Stock for each Restricted Stock Unit as to which restrictions have lapsed and any Dividend Equivalents credited with respect to any Restricted Stock Units, and any interest thereon. The Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only Common Stock and/or Dividend Equivalents. If a cash payment is made in lieu of delivering Common Stock for the Restricted Stock Units, the amount of such cash payment for each share of Common Stock to which a Participant is entitled shall be equal to the Fair Market Value of the Common Stock on the date on which the Restricted Period lapsed with respect to the related Restricted Stock Unit.

8.10   Other Stock-Based or Cash-Based Awards. The Committee may grant other types of equity-based, equity-related or cash-based Awards (including the grant or offer for sale of unrestricted Common Stock, Long-Term Performance Unit Awards and Performance Share Awards settled in cash) in such amounts and subject to such terms and conditions as the Committee may determine. The terms and conditions set forth by the Committee in the applicable Award agreement may relate to the achievement of Performance Goals, as determined by the Committee at the time of grant. Such Awards may entail the transfer of actual Common Stock to Award recipients and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

ARTICLE IX
LONG-TERM PERFORMANCE UNIT AWARDS
AND PERFORMANCE SHARE AWARDS

9.1   Long-Term Performance Unit Awards.

(a)   General Description. At the discretion of the Committee, grants of Long-Term Performance Unit Awards may be made to Participants.

(b)   Payment of Long-Term Performance Unit Awards. Long-Term Performance Unit Awards shall be payable in cash, Common Stock, or a combination of cash and Common Stock at the discretion of the Committee. Unless the Committee shall otherwise determine at or subsequent to the date of grant:

(i)   Due to Death. In the event a Participant's employment terminates by reason of death during the applicable Performance Cycle, the Participant's estate or beneficiaries will receive a lump sum payment as soon as practicable of such Long-Term Performance Unit Award, calculated as if the target value or equivalent value for each Unit had, in fact, been achieved.

(ii)   Due to Disability. In the event a Participant's employment terminates by reason of Disability during the applicable Performance Cycle, the Participant (or the Participant's estate or beneficiaries, if the Participant subsequently dies) will receive a lump sum payment as soon as practicable of such Long-Term Performance Unit Award, calculated as if the target value or equivalent value for each Unit had, in fact, been achieved.

(iii)   Due to Approved Retirement. In the event a Participant's employment terminates by reason of Approved Retirement during the applicable Performance Cycle, the Awards shall continue to vest through the end of the applicable Performance Cycle and shall be paid out based on actual performance (and shall not be subject to proration).

(iv)   Due to Cause. In the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, any outstanding Long-Term Performance Unit Awards shall be cancelled and the Committee may require that such Participant disgorge any profit, gain or other benefit received in respect of the payment of any prior Long-Term Performance Unit Awards received within a period of twelve (12) months prior to the Participant's termination of employment for Cause. For purposes of this Section 9.1(b)(iv), in the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, the provisions of this Section 9.1(b)(iv) will apply notwithstanding any assertion (by the Participant or otherwise) of a termination of employment for any other reason enumerated under this Section.

(v)   Due to Resignation. Unless otherwise determined by the Committee, in the event a Participant's employment ends as a result of such Participant's resignation from the Corporation or any Affiliate, any Long-Term Performance Units credited to such Participant shall be forfeited upon the Participant's termination of employment.

(vi)   Due to Any Other Reason. In the event a Participant's employment is terminated by the Corporation or any Affiliate for any other reason during the applicable Performance Cycle, the Participant (or the Participant's estate or beneficiaries, if the Participant subsequently dies) shall receive a payment calculated in the following manner: (i) the number of Long-Term Performance Units granted will be reduced by multiplying the grant by a fraction, the numerator of which is the number of full months in the Performance Cycle during which the Participant was an active employee and the denominator of which is the number of months in the Performance Cycle (with a partial month worked shall be counted as a full month if the Participant is an active employee for 15 days or more in that month); and (ii) the resulting reduced number of Long-Term Performance Units shall be considered vested and payment made to the Participant of a lump sum payment as soon as practicable of such pro-rated Long-Term Performance Unit Award, calculated as if the target value or equivalent value for each Unit had, in fact, been achieved.

9.2   Performance Shares.

(a)   General Description. At the discretion of the Committee, grants of Performance Share Awards may be made to Participants.

(b)   Payment of Performance Share Awards. Performance Share Awards shall be payable in Common Stock. Unless the Committee shall otherwise determine at or subsequent to the date of grant:

(i)   Due to Death. In the event a Participant's employment terminates by reason of death during the applicable Performance Cycle, the Participant's estate or beneficiaries will receive a lump sum payment as soon as practicable of such Performance Share Award, calculated as if the target number of Performance Shares had, in fact, been earned.

(ii)   Due to Disability. In the event a Participant's employment terminates by reason of Disability during the applicable Performance Cycle, the Participant (or the Participant's estate or beneficiaries, if the Participant subsequently dies) will receive a lump sum payment as soon as practicable of such Performance Share Award, calculated as if the target number of Performance Shares had, in fact, been earned.

(iii)   Due to Approved Retirement. In the event a Participant's employment terminates by reason of Approved Retirement during the applicable Performance Cycle, the Awards shall continue to vest through the end of the applicable Performance Cycle and shall be paid out based on actual performance (and shall not be subject to proration).

(iv)   Due to Cause. In the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, any outstanding Performance Share Awards shall be cancelled and the Committee may require that such Participant disgorge any profit, gain or other benefit received in respect of the payment of any prior Performance Share Awards received within a period of twelve (12) months prior to the Participant's termination of employment for Cause. For purposes of this Section 9.2(b)(iv), in the event a Participant's employment is terminated by the Corporation or any Affiliate for Cause, the provisions of this Section 9.2(b)(iv) will apply notwithstanding any assertion (by the Participant or otherwise) of a termination of employment for any other reason enumerated under this Section.

(v)   Due to Resignation. Unless otherwise determined by the Committee, in the event a Participant's employment ends as a result of such Participant's resignation from the Corporation or any Affiliate, any Performance Share Awards credited to such Participant shall be forfeited upon the Participant's termination of employment.

(vi)   Due to Any Other Reason. In the event a Participant's employment is terminated by the Corporation or an Affiliate for any other reason during the applicable Performance Cycle, the Participant (or the Participant's estate or beneficiaries, if the Participant subsequently dies) shall receive a payment calculated in the following manner: (i) the number of Performance Shares granted will be reduced by multiplying the grant by a fraction, the numerator of which is the number of full months in the Performance Cycle during which the Participant was an active employee and the denominator of which is the number of months in the Performance Cycle (with a partial month worked shall be counted as a full month if the Participant is an active employee for 15 days or more in that month); and (ii) the resulting reduced number of Performance Shares shall be considered vested and payment made to the Participant of a lump sum payment as soon as practicable of such pro-rated Performance Share Award, calculated as if the target number of Performance Shares had, in fact, been earned.

ARTICLE X
CHANGE IN CONTROL

10.1   Double-Trigger Change in Control Treatment. Unless otherwise determined by the Committee (or unless otherwise set forth in an employment agreement or an Award agreement), if a Participant's employment is terminated by the Corporation or any successor entity thereto without Cause, or if the Participant terminates employment for Good Reason, in each case upon or within two years after a Change in Control, each Award granted to such Participant prior to such Change in Control shall become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment, and any shares of Common Stock deliverable pursuant to Restricted Stock Units shall be delivered promptly (but no later than 15 days) following such Participant's termination of employment, provided that, as of the Change in Control date, any outstanding Performance Shares shall be deemed earned at the greater of the target level or actual performance level through the Change in Control date (or if no target level is specified, the maximum level) with respect to all open performance periods and such Performance Share shall be subject to time-based vesting through the end of the original Performance Cycle for each such Award, subject to accelerated vesting in accordance with the first sentence of this Section 10.1 and the other applicable terms of such Award.

10.2   Other Treatment of Awards. Notwithstanding the foregoing, in the event of a Change in Control, a Participant's Award may be treated, to the extent determined by the Committee to be applicable and to

be permitted under Section 409A of the U.S. Code, in accordance with one of the following methods as determined by the Committee in its sole discretion: (i) fully vest and pay out all Awards, to the extent the successor company (or a subsidiary or parent thereof) does not assume or substitute an Award on substantially the same terms and conditions (which may include settlement in cash, the common stock of the successor company (or a subsidiary or parent thereof), other securities or a combination thereof); (ii) cancel such awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares of Common Stock subject to such Options or SARs over the aggregate exercise price of such Options or SARs, as the case may be; (iii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; or (iv) provide that for a period of at least 20 days prior to the Change in Control, any Options or SARs will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. For the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR for which the exercise price or reference price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor.

ARTICLE XI
AMENDMENT, MODIFICATION, AND TERMINATION OF PLAN

11.1 <u>General</u>. The Board may, at any time and from time to time amend, modify, suspend, or terminate this Plan, in whole or in part, without notice to or the consent of any participant or employee; provided, however, that any amendment which would (i) increase the number of shares available for issuance under the Plan, (ii) lower the minimum exercise price at which an Option (or the base price at which a SAR) may be granted or (iii) change the individual Award limits or (iv) require shareholder approval under NASDAQ rules or the rules of any other exchange where the Common Stock may then be traded, shall be subject to the approval of the Corporation's shareholders. No amendment, modification or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the Participant, provided, however, that the following actions shall not be deemed to violate this provision:

(a) any change pursuant to, and in accordance with the requirements of, Article X;

(b) any acceleration of payments of amounts accrued under the Plan by action of the Committee or by operation of the Plan's terms; or

(c) any decision by the Committee to limit participation (or other features of the Plan) prospectively under the Plan.

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1 <u>Transferability of Awards</u>. No Awards granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. No transfer of an Award by will or by the laws of descent and distribution shall be effective to bind the Corporation unless the Corporation shall have been furnished with written notice thereof and a copy of the will and/or such other evidence as the Board of Directors or the Committee may determine necessary to establish the validity of the transfer.

12.2 <u>Treatment of Any Outstanding Rights or Features Upon Participant's Death</u>. Any Awards, rights or features remaining unexercised or unpaid at the Participant's death shall be paid to, or exercised by, the Participant's estate except where otherwise provided by law, or when done in accordance with other methods (including a beneficiary designation process) put in place by the Committee or a duly appointed designee from time to time. Except as otherwise provided herein, nothing in this Plan is intended or may be construed to give any person other than Participants any options, rights or remedies under this Plan.

12.3 <u>Deferral of Payment</u>. The Committee may, in the Award agreement or otherwise, permit a Participant to elect, upon such terms and conditions as the Committee may establish, to defer receipt of shares of Common Stock that would otherwise be issued upon exercise or vesting of an Award.

Notwithstanding anything else contained herein to the contrary, deferrals shall not be permitted hereunder in a way that will result in the Corporation or any Affiliate being required to recognize a financial accounting charge due to such deferral that is substantially greater than the charge, if any, that was associated with the underlying Award.

12.4   Awards In Substitution for Awards Granted By Other Companies. Awards may be granted under the Plan from time to time as replacements for awards (including, but not limited to, options, common stock, restricted stock, performance shares or performance units) held by employees of other companies who become Employees of the Corporation or of any Affiliate as a result of a merger or consolidation of the employing Corporation with the Corporation, or such Affiliate, or the acquisition by the Corporation or an Affiliate of all or a portion of the assets of the employing Corporation. Shares issued in connection with such substitute Awards shall not reduce the number of shares of Common Stock issuable under Section 5.1 of the Plan.

12.5   No Guarantee of Employment or Participation. The existence of the Plan shall not be deemed to constitute a contract of employment between the Corporation or any affiliate and any Eligible Individual or Participant, nor shall it constitute a right to remain in the employ of the Corporation or any affiliate. The terms or existence of this Plan, as in effect at any time or from time to time, or any Award granted under the Plan, shall not interfere with or limit in any way the right of the Corporation or any Affiliate to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Corporation or any Affiliate of the Corporation. Each employee of the Corporation or any Affiliate remains at will. Except to the extent expressly selected by the Committee to be a Participant, no person (whether or not an Eligible Individual or a Participant) shall at any time have a right to be selected for (or additional) participation in the Plan, despite having previously participated in an incentive or bonus plan of the Corporation or an Affiliate.

12.6   Tax Withholding. The Corporation or an Affiliate shall have the right and power to deduct from all payments or distributions hereunder, or require a Participant to remit to the Corporation promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy any Puerto Rico, federal, state, local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any Award. The Corporation may defer payments of cash or issuance or delivery of Common Stock until such withholding requirements are satisfied. The Committee may, in its discretion, permit a Participant to elect, subject to such conditions as the Committee shall impose, (a) to have shares of Common Stock otherwise issuable under the Plan withheld by the Corporation or (b) to deliver to the Corporation previously acquired shares of Common Stock (through actual tender or attestation), in either case for the greatest number of whole shares having a Fair Market Value on the date immediately preceding the date of exercise not in excess of the amount required to satisfy the withholding tax obligations.

12.7   Tax Offset Payments. The Committee shall have the authority at the time of any award under this Plan or anytime thereafter to make Tax Offset Payments to assist Participants in paying income taxes incurred as a result of their participation in this Plan. The Tax Offset Payments shall be determined by multiplying a percentage established by the Committee by all or a portion (as the Board or the Committee shall determine) of the taxable income recognized by a Participant upon (i) the exercise of a Nonstatutory Stock Option, or (ii) the disposition of shares received upon exercise of a QSO or an ISO. The percentage shall be established, from time to time, by the Committee at that rate which the Committee, in its sole discretion, determines to be appropriate and in the best interests of the Corporation to assist Participants in paying income taxes incurred as a result of the events described in the preceding sentence. Tax Offset Payments shall be subject to the restrictions on transferability applicable to Options set forth in Section 12.1.

12.8   No Limitation on Compensation; Scope of Liabilities. Nothing in the Plan shall be construed to limit the right of the Corporation to establish other plans if and to the extent permitted by applicable law. The liability of the Corporation, or any Affiliate under this Plan is limited to the obligations expressly set forth in the Plan, and no term or provision of this Plan may be construed to impose any further or additional duties, obligations, or costs on the Corporation or any affiliate thereof or the Committee not expressly set forth in the Plan.

12.9   Requirements of Law. The granting of Awards and the issuance of shares of Common Stock shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.10   Term of Plan. The Plan shall be effective upon the Effective Date. The Plan shall terminate on the earlier of (a) the tenth anniversary of the Effective Date, or (b) when no more shares are available for

issuance of Awards under the Plan, provided however, that all Awards made before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award agreements.

12.11   Section 409A.

(a)   All Awards made under the Plan that are intended to be "deferred compensation" subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award agreement with respect to an Award, the Plan will govern.

(b)   Without limiting the generality of Section 12.11(a), with respect to any Award made under the Plan that is intended to be "deferred compensation" subject to Section 409A:

(i)   any payment due upon a Participant's termination of employment will be paid only upon such Participant's separation from service from the Corporation within the meaning of Section 409A;

(ii)   any payment due upon a Change in Control of the Corporation will be paid only if such Change in Control constitutes a "change in ownership" or "change in the effective control" within the meaning of Section 409A, and in the event that such Change in Control does not constitute a "change in the ownership" or "change in the effective control" within the meaning of Section 409A, such Award will be vested and non-forfeitable upon the Change in Control and any payment will be made at the earliest time permitted under Section 409A;

(iii)   if the Participant is a "specified employee" (within the meaning of Section 409A and as determined by the Corporation), any payment to be made with respect to such Award in connection with the Participant's separation from service from the Corporation within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the U.S. Code) will be delayed until six (6) months after the Participant's separation from service (or earlier death) in accordance with the requirements of Section 409A;

(iv)   to the extent necessary to comply with Section 409A, any other securities, other Awards or other property that the Corporation may deliver in lieu of Common Stock in respect of an Award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the Common Stock that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);

(v)   if the Award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participants right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

(vi)   if the Award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant's right to the dividend equivalents will be treated separately from the right to other amounts under the Award;

(vii)   in the event any payments under the Award cannot be made at the time specified under the Award without triggering an excise tax under Section 409A, such payments will be vested and non-forfeitable upon such event and will be made at the earliest time permitted under Section 409A; and

(viii)   for purposes of determining whether the Participant has experienced a separation from service from the Corporation within the meaning of Section 409A, "subsidiary" will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Corporation, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

12.12   Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the Commonwealth of Puerto Rico without regard to principles of conflict of laws.

12.13   Securities Law Compliance. Instruments evidencing Awards may contain such other provisions, not inconsistent with the Plan, as the Committee deems advisable, including a requirement that the Participant represent to the Corporation in writing, when an Award is granted or when he receives shares with respect to such Award (or at such other time as the Committee deems appropriate) that he is accepting such Award, or receiving or acquiring such shares (unless they are then covered by a Securities Act registration statement), for his own account for investment only and with no present intention to transfer, sell or otherwise dispose of such shares except such disposition by a legal representative as shall be required by will or the laws of any jurisdiction in winding up the estate of the Participant. Such shares shall be transferable, or may be sold or otherwise disposed of only if the proposed transfer, sale or other disposition shall be permissible pursuant to the Plan and if, in the opinion of counsel satisfactory to the Corporation, such transfer, sale or other disposition at such time will be in compliance with applicable securities laws.

12.14   No Impact on Benefits. Except as may otherwise be specifically provided for under any employee benefit plan, policy or program provision to the contrary, Awards shall not be treated as compensation for purposes of calculating an Eligible Individual's right under any such plan, policy or program.

12.15   No Constraint on Corporate Action. Except as provided in Article XI, nothing contained in this Plan shall be construed to prevent the Corporation, or any affiliate, from taking any corporate action (including, but not limited to, the Corporation's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets) which is deemed by it to be appropriate, or in its best interest, whether or not such action would have an adverse effect on this Plan, or any Awards made under this Plan. No employee, beneficiary, or other person, shall have any claim against the Corporation or any of its Affiliates, as a result of any such action.

12.16   Captions. The headings and captions appearing herein are inserted only as a matter of convenience. They do not define, limit, construe, or describe the scope or intent of the provisions of the Plan.



P.O. Box 362708 | San Juan, Puerto Rico 00936-2708

